Groundfloor Finance Inc.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

EXHIBITS:

Exhibit A: Financial Statements
Exhibit B: Subscription Agreement
Exhibit C: Custody Agreement
Exhibit D: Omnibus Nominee Trust Agreement
Exhibit E: Fifth Amended and Restated Articles of Incorporation
Exhibit F: Bylaws
Exhibit G: Form of Investor Rights Agreement
Exhibit H: Testing the Waters Communications

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $50,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Purchase Amount is $100 and the Maximum Individual Purchase Amount is $124,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by October 31, 2024 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

All investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms of a Custodian Agreement as described in Exhibit C and an Omnibus Nominee Trust Agreement as described in Exhibit D. Under the Subscription Agreement (as described in Exhibit B), Custodian Agreement, and Omnibus Nominee Trust Agreement, Securities sold in this Offering will be deposited into a custodial account ("**Custodial Account**") with Brassica Trust Company LLC, who will serve as the custodian (the "**Custodian**") for the Securities sold in this Offering. In order to receive Securities from this Offering, Investors will be required to establish, or verify that they already have, an account with the Custodian. The legal title to the Securities purchased by the Investor in this Offering will be held in the name of a trust established by and maintained by Brassica Trust Company LLC as nominee ("**Nominee**") for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities pursuant to the terms and conditions of the Omnibus Nominee Trust Agreement attached hereto as Exhibit D.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/groundfloor (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C, the Subscription Agreement attached as **Exhibit B**, Custodian Agreement attached as **Exhibit C**, and the Omnibus Nominee Trust Agreement attached as **Exhibit D**, in conjunction with the following summary information.

Additionally, the primary documents governing voting and the rights and preferences of Investors holding the Securities are the Fifth Amended and Restated Articles of Incorporation (the "**Fifth Amended and Restated Articles of Incorporation**") attached as **Exhibit E**, the Issuer's Bylaws (the "**Bylaws**") attached as **Exhibit F**, and the form of Investor Rights Agreement to be executed by the Custodian attached as **Exhibit G** (the "**Investor Rights Agreement**", together with the Fifth Amended and Restated Certificate of Incorporation and Bylaws, the "**Governing Documents**"). All statements in this Form C regarding the rights and preferences, and terms, of the Securities being sold in this Offering are qualified in their entirety by reference to the Governing Documents. **In connection with this**

Offering of Securities, the Custodian will be required to become a party to the Investor Rights Agreement with the Company, which will provide for, among other things, an irrevocable voting proxy from the Custodian to the CEO of the Issuer and drag along rights.

Pricing

The Securities are being offered at price per share of $50.00 per share. The Investor will receive the number of shares of Series B-3 Preferred Stock equal to the amount the Investor paid for the Securities (the "**Purchase Amount**") divided by $50.00.

Authorized Capitalization

The Issuer has authorized Common Stock and five classes of Preferred Stock (Series Seed Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock). Please refer to the section titled "*Capitalization and Ownership*" below for information on the capitalization of the Issuer.

Dividends and/or Distributions

The Securities entitle Investors to dividends, as and when declared by the Issuer's management, subject to the priority of the Preferred Stock, as detailed in the section titled "*Capitalization and Ownership*" below.

Nominee

The title holder of the Securities will be a trust established by and maintained by Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities. Pursuant to the terms of the Omnibus Nominee Trust Agreement attached as **Exhibit D**, Investors are engaging Nominee as its limited agent to safeguard and provide certain limited services with respect to the Securities held in trust. Investors are appointing Nominee to act as nominee for the Investors, to serve in such capacity until the appointment and authority conferred is revoked, for the limited purpose of causing to be held, and holding, in the name of Nominee alone, title to the Securities beneficially owned by the Investors and acquired by Nominee for the benefit of Investors or otherwise conveyed to Nominee in accordance with the directions of the Investors, with power and authority limited to registering and holding the Securities in Nominee's name, and otherwise acting with respect to the Securities in accordance with the instructions of the Investors, as provided in the Omnibus Nominee Trust Agreement or as may be given by the Investors from time to time. The Nominee will have no right or authority to act with respect to the Securities, except upon the instructions of the Investors. An Investor may, at any time, in its absolute discretion, terminate the Omnibus Nominee Trust Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Securities the transfer of which is restricted by contract, law, edict or otherwise unless consented to by the Issuer thereof (including by blanket consent). Nominee's sole function during the term of the Omnibus Nominee Trust Agreement will be to hold nominal legal title to the Securities for the benefit of the Investors under and subject to the Investor's instructions. Investors agree to indemnify Nominee per the terms of the Omnibus Nominee Trust Agreement.

Voting and Control

The Securities provide for one vote per share but do not provide for management or control rights in the Issuer. In addition, to facilitate the Offering and Investors being able to act together and cast a vote as a group, the Lead will act as proxy on behalf of Investors in respect to instructions related to the Securities (as provided in the Subscription Agreement and also in the Investor Rights Agreement that the Custodian will become a party to as part of this Offering). The Lead will be entitled, among other things, to exercise any voting rights conferred upon the holder of the Securities, and to execute on behalf of an investor all transaction documents related to any transaction or other corporate event affecting the Securities. The Lead will vote consistently at the direction of the Chief Executive Officer of the Issuer (the "**Lead**").

Additionally, pursuant to the Fifth Amended and Restated Articles of Incorporation, the Common Stock is entitled to elect two (2) members to the Board of Directors, the Series A Preferred Stock is entitled to elect one (1) member to the Board of Directors, the Series B Preferred Stock is entitled to elect one (1) member to the Board of Directors, the Series B-2 Preferred Stock is entitled to elect one (1) member to the Board of Directors and the Common Stock and Series B Preferred Stock, voting together, have a right to elect one (1) member to the Board of Directors.

The Issuer is also a party to an Amended and Restated Investors' Rights Agreement, dated August 9, 2022, under which the Issuer and the specified investors who are parties to the agreement have agreed to, among other things: (i) registration rights, including demand registration and Issuer registration, (ii) restrictions on transfer; (iii) delivery of financial information; (iv) right of first offer to certain Preferred Stock holders; (v) voting provisions; (vi) Drag-Along rights; and (vii) right of first refusal to the Issuer.

In connection with this Offering of Securities, the Custodian will be required to become a party to an Investor Rights Agreement with the Company, the form of which is attached as **Exhibit G**, which will provide for, among other things: (i) Drag-Along; (ii) information rights, including delivery of financial information; and (iii) an irrevocable voting proxy from the Custodian to the CEO of the Issuer (the Lead).

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them. Furthermore, as the Custodian is the legal owner of the Securities, until the Custodian transfers the Securities from custodial accounts with the Custodian ("**Custodial Accounts**") to the accounts designated by Investors, Investors may only transfer their beneficial interest in the Securities and not the Securities themselves. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them, particularly as transfers will require coordination with the Custodian and only the beneficial interest in such Securities, and not legal ownership, may be transferred.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

Furthermore, upon the event of an IPO, the Securities will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following the date of the final prospectus plus such additional period as may reasonably be requested by the Issuer or the underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions.

Prohibition on Creation of Security Interest

The Investor may not grant a security interest in the Securities or otherwise encumber the Investor's Series B-3 Preferred Stock in any manner.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities will be subject to rights of first refusal, along with drag along rights.
- Transfer restrictions may conflict with the terms of the Custodian Agreement as described in Exhibit C and Omnibus Nominee Trust Agreement described in Exhibit D.
- If the Investor seeks to transfer beneficial interests in the Securities, the terms of the Governing Documents will govern. Since the legal title to the Securities will be held by the Nominee, Investors will need to coordinate any permitted sales/transfers of the Securities with the Nominee (as Nominee and Custodian) pursuant to the afore-referenced Custodian Agreement and Omnibus Nominee Trust Agreement.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of six percent (6%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to one percent (1%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent (1%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Issuer and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of its board of directors, executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our board of directors, executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations.

We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We face various risks as an e-commerce retailer.

We operate a business that sells directly to consumers via e-commerce. This may require additional investments to sustain or grow our e-commerce business, including increased capital requirements. Additionally, there are business risks we face related to operating our e-commerce business which include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and the collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future from new competitors who enter the market. Our failure to positively differentiate our product offerings or customer experience from these new competitors could have a material adverse effect on our business, financial condition and results of operations.

If we are unsuccessful in adding users of our platform, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer an online investment platform designed to crowdsource financing for real estate development projects. The amount of users of our platform and our client's level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our platform and the products offered. If clients do not perceive our platform or products offered thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

Real estate projects involve considerable risk, which may affect the Borrower's ability to make payments under its loan and our ability to collect loan payments on a timely basis.

Real estate development projects are inherently risky, and the risks they involve may affect the Borrower's ability to make payments under its Loan. The risks involved in real estate development projects include the following:

- changes in the general economic climate and market conditions;
- complications involving the renovation or redevelopment of the real estate property connected to a project;
- limited availability of mortgage funds or fluctuations in interest rates which may render the sale and refinancing of the real estate property corresponding to a project difficult;
- unanticipated increases in real estate taxes and other operating expenses;
- environmental considerations;
- zoning laws and other governmental rules and policies; and
- uninsured losses including possible acts of terrorism or natural disasters.

The risks associated with a particular investment will also vary depending on the type of loan being financed and the terms negotiated with borrowers. For example:

- With loans involving renovations, project completion may be delayed because the necessary renovations may be more extensive than first anticipated; as work progresses, more of the structure is opened up which may reveal previously unknowable defects or problems.
- With new construction loans, a fundamental default early in the term could be more detrimental to recovery, since it would leave us with a lien (on land and an incomplete structure) that could be worth less than the amount needed to provide a return to investors.
- Where acquisition (either of land or of an existing structure) is part of use of proceeds, the acquisition may fall through, causing the Loan to be abandoned before closing or to be paid off early, as no principal is drawn down after closing. In addition, the purchase price of the property may increase at the time of acquisition, decreasing the remaining funds available from our loan which could impact the borrower's ability to complete the associated renovations or construction as contemplated.
- Permitting delays could impede a borrower's ability to timely repay loans involving renovations or construction.
- Borrowers may use part of the loan proceeds to repay an existing loan used to acquire the property. There may be delays in the original lender releasing the property from any security interest related to the earlier loan in order for us to assume the first lien position after closing the loan transaction.
- Borrowers may use part of the loan proceeds to offset the amount of cash or equity they otherwise would have in the project. This type of cash out refinancing may be involved in various types of loans we originate.

- Borrowers may be advanced all or part of the loan proceeds before the corresponding LROs are sold. In this case, the Borrower may begin work on a project immediately and by the time the corresponding LROs are sold, substantial work may have been completed. This would effectively reduce the amount of time the LROs may be held, as the borrower is now closer to their proposed exit than when LROs were first offered and therefore may be able to prepay the loan.

There can be any number of issues with the title to a property.

Although we confirm our senior lien position on properties by conducting a title search and obtaining title insurance, challenges to the enforceability of our senior position or title defects may nevertheless arise. Such defects could also result in a determination that we do not have an enforceable lien on the property. Resolution of these matters could delay our ability to foreclose on the property or pursue other collection remedies against the borrower.

We will issue a commercial loan to a borrower to fund a project.

The borrower owns and controls the project and is responsible for various management functions that are essential to the success of the project. The principal(s) of that borrowing entity control and operate it. Poor management on the part of the borrower, or its principals, could adversely affect the financial performance of the project or expose the project to unanticipated operating risks, which could reduce the project cash flow and adversely affect the borrowers ability to repay the loan.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Issuer is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit H. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of six percent (6%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase Series B-3 Preferred Stock, Investors will designate the Lead (as defined above) to act on behalf as proxy on behalf of Investors in respect to instructions related to the Securities.

The Lead will be entitled, among other things, to exercise any voting rights conferred upon the holder of the Securities, and to execute on behalf of an investor all transaction documents related to any transaction or other corporate event affecting the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Lead and its agents) to take various actions on their behalf, and Investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Lead and grant broad authority to the Lead to take certain actions on behalf of the Investor.

The Custodian shall serve as the legal title holder of the Securities. Investors will only obtain a beneficial ownership in the Securities.

The Issuer and the Investor shall appoint and authorize the qualified third-party Custodian for the benefit of the Investor, to hold the Securities in registered form in the Custodian's name or the name of the Custodian's nominees for the benefit of the Investor and Investor's permitted assigns. The Custodian may take direction from the Lead who will act on behalf of the Investors, and the Custodian may be permitted to rely on the Lead's instructions related to the Securities. As such, an Investor will never become an equity holder, merely a beneficial owner of an equity interest.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur while the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Omnibus Nominee Trust Agreement (attached as Exhibit D). Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the Custodian.

An investment in the Issuer's Securities could result in a loss of your entire investment.

An investment in the Issuer's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities in this Offering are subject to Drag Along Rights.

The Securities in this Offering are subject to drag along rights whereby you may, under certain circumstances, be forced to participate in the sale or merger of the Company even if you do not want to sell your Securities. For full details on the drag along rights, see the form of Investor Rights Agreement, attached as Exhibit G.

The Securities in this Offering will be subject to a Right of First Refusal.

The Securities will be subject to a right of first refusal. You will not be allowed to sell, transfer, pledge or hypothecate the Securities in any manner whatsoever. If you attempt to do so, the Securities would be subjected to a Right of First Refusal in favor of the Company pursuant to the form of Investor Rights Agreement.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Issuer. If there is a liquidation event, or change of control for the Issuer, the Securities being offered do not provide you with any protection.

Investors will have limited voting rights in regards to electing directors and voting on corporate matters.

Investors will have a limited right to elect directors to the Board of the Issuer. Other classes of equity of the Issuer have a right to appoint a director to the Board. Investors will receive Series B-3 Preferred Stock which do not provide for Series B-3 Preferred Stockholders to appoint a director to the Board, which may impact the ability to influence decisions of the Issuer. Additionally, in connection with the Offering, the Custodian will be required to become a party to an Investor Rights Agreement which will provide for, among other things, the granting of an irrevocable voting proxy from the Custodian to the CEO of the Issuer. As a result, the Investors, and their Custodian, will designate the CEO of the Issuer to vote on their behalf and have no ability to influence corporate or board matters.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Issuer may never undergo a liquidity event.

The Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If a liquidity event never occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Issuer cannot predict whether the Issuer will successfully effectuate the Issuer's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues, prior earnings or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Groundfloor Finance Inc. has developed an online investment platform designed to crowdsource financing for real estate development projects (the "Projects"). With this online investment platform (the "Platform"), public investors (the "Investors") are able to choose between multiple Projects, and real estate developers (the "Developers") of the Projects are able to obtain financing. Groundfloor's financing model replaces traditional sources of financing for Projects with the aggregation of capital from Investors using the internet.

The Issuer was originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2013. Fomentum Labs LLC changed its name to Groundfloor LLC on April 26, 2013 and converted into a North Carolina corporation on July 26, 2013. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of Groundfloor Inc.'s common stock. In August 2014, Groundfloor Inc. converted into a Georgia corporation and changed its name to Groundfloor Finance Inc.

The Issuer is headquartered in Georgia and is qualified to conduct business in all U.S. states. The Issuer sells its products through the internet throughout the United States.

The Issuer conducts its business through the following wholly-owned subsidiaries:

- Groundfloor Properties GA LLC, is a Georgia limited liability company formed on August 23, 2013, and was created for the purpose of financing real estate in Georgia;

- Groundfloor Real Estate 1 LLC, is a Georgia limited liability company formed on December 16, 2016, and was created for the purpose of financing real estate in any state;

- Groundfloor Real Estate 2, LLC, is a Georgia limited liability company formed on September 13, 2018, and was created for the purpose of financing real estate in any state;

- Groundfloor Real Estate 3 LLC, is a Georgia limited liability company formed on January 4, 2021, and was created for the purpose of financing real estate in any state;

- Groundfloor Yield LLC, is a Georgia limited liability company formed on April 10, 2020, and was created for the purpose of financing real estate in any state;

- Groundfloor Real Estate, LLC, is a Georgia limited liability company formed on August 5, 2014, and was created for the purpose of financing real estate in Georgia. This entity is currently inactive; and

- Groundfloor Holdings GA, LLC, is a Georgia limited liability company formed on February 27, 2014, and was created for the purpose of financing real estate in Georgia. This entity is currently inactive.

Business Plan

With Groundfloor, investors may invest in fractional real estate starting with just $10. Funds are automatically and instantly invested across all available loans and all are backed by real estate. This model minimizes risk and optimizes investing strategy for a diversified investment approach.

The Issuer plans to significantly expand its business by increasing sales and marketing and investing in technology and product development. The capital we raise here will empower us to expand our product development, increase sales and marketing efforts and grow out our business development and infrastructure as we continue to aggressively grow and expand our business.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Limited Recourse Obligations (LROs)	Fractionalized payment-dependent investments backed by short-term notes issued to real estate developers, qualified for public sale under Reg A.	Over 250,000 registered users residing primarily in the U.S. who invest as little as $10 in real estate investments.
Groundfloor Notes	Non-payment-dependent investments offered on the platform offering fixed terms and monthly interest payments, qualified for public sale under Reg A.	Over 250,000 registered users residing primarily in the U.S. who invest as little as $10 in real estate investments.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

We compete with other online and mobile investment platforms, especially in the real estate space, including Fundrise, Yieldstreet, Arrived Homes, Landa, and Upright.

We also compete with other lenders in the fix-and-flip and new construction space, including Lima One, Kiavi, Genesis, Upright and others.

Customer Base

Over 250,000 registered users residing primarily in the U.S. who invest as little as $10 in real estate investments offered on the Groundfloor platform.

Supply Chain

Although the Issuer is dependent upon certain third party vendors, the Issuer has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term   limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
98015056	"GROUNDFLOOR"	Standard Character Mark and Service Mark	May 26, 2023	Pending	USA
7426140	"G with Logo"	Standard Character Mark and Service Mark	May 26, 2023	June 25, 2024	USA
7446530	"STAIRS"	Standard Character Mark and Service Mark	May 26, 2023	July 16, 2024	USA
7446531	"S with Logo"	Standard Character Mark and Service Mark	May 26, 2023	July 16, 2024	USA
98015062	"SAVESTING"	Standard Character Mark and Service Mark	May 26, 2023	Pending	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	24%	$12,000	6%	$300,000
Technology & Product Development (1)	33%	$16,500	30%	$1,500,000
Sales and Marketing (2)	33%	$16,500	39%	$1,950,000
Corporate Development (3)	10%	$5,000	15%	$750,000
Institutional Business Unit Formation (4)	0%	$0	10%	$500,000
Total	**100%**	**$50,000**	**100%**	**$5,000,000**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above so as to assist you in understanding how the offering proceeds will be used.

(1) We will continue to invest heavily in technology and product development. These funds will be used to add engineers, designers, and product managers to our product engineering organization to further enhance the investor experience of our product.

(2) Our sales and marketing efforts are handled by a small team. We will use the proceeds to hire marketing talent, expand our investor acquisition channel mix, and advertise.

(3) We will use the proceeds to continue to explore opportunities for business combinations that enhance the profitability or growth potential of our existing business.

(4) We will use the proceeds to explore the development of an institutional business unit to complement our existing retail business.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Brian Dally	Co-Founder, Chief Executive Officer and Director	Co-Founder, CEO and Director of Groundfloor Finance Inc., 2013-Present Responsible for strategy and general CEO responsibilities.	University of Virginia, B.A. Political & Social Thought, 1993 Harvard Business School, MBA/JD, 1999
Nick Bhargava	Co-Founder, Executive Vice President for Regulatory Affairs and Director	Co-Founder, Executive Vice President for Regulatory Affairs and Director of Groundfloor Finance Inc., 2013-Present Responsible for legal and regulatory matters.	University of Alberta, B.S. Biological Sciences, 2006 American University, J.D., 2011 Duke University, LLM, 2012
Benjamin Sutton	Senior Vice President for Finance & Strategy	Senior Vice President for Finance & Strategy for Groundfloor Finance Inc., 2017-Present Responsible for financial matters.	University of Florida, B.S. Accounting, 2009 University of North Florida, M.S. Accounting, 2011
Adam Gaeddert	Chief of Staff	Chief of Staff for Groundfloor Finance Inc., 2023-Present Responsible for special projects. Finance Director for Groundfloor Finance Inc., 2021-2023 Responsible for financial planning and analysis.	Bethel College (KS), B.A. English, 2007 North Carolina State University, M.S. Accounting, 2013
Patrick Donoghue	VP of Market Risk	VP of Market Risk for Groundfloor Finance Inc., 2021-Present Responsible for monitoring and reporting on market risk exposure.	PennWest Edinboro, B.A. Psychology, 1996

Randy Conley	VP of Engineering	VP of Engineering for Groundfloor Finance Inc., 2022-Present Responsible for leadership of engineering function. Director of Engineering for Cardyltics LLC, 2014 – 2022 Responsible for integration and software development.	Auburn University, B.S. Management Information Systems, 2005
Jeff Seal	VP of Sales	VP of Sales at Groundfloor Finance Inc., 2020-Present Responsible for loan originations.	Oklahoma State University, B.S. Business & Management
Reid Schermer	VP of Real Estate	VP of Real Estate for Groundfloor Finance Inc., 2021-Present Responsible for loan underwriting and asset management.	Florida State University, B.S. 2021
Lucas Timberlake	Director	Director for Groundfloor Finance Inc., 2019-Present Responsible for Board oversight. Partner, Fintech Venture Funds, 2015-Present Responsible for founder and general partner responsibilities.	Columbia College of Columbia University, B.A. Economics & Political Science
Yair Goldfinger	Director	Director for Groundfloor Finance Inc., 2022-Present Responsible for Board oversight. Co-Founder & CEO, AppCard Responsible for strategy and general CEO responsibilities.	Tel Aviv University, B.Sc. Math & Computer Science
Bruce Boehm	Director (independent)	Independent Director for Groundfloor Finance Inc., 2014-Present Responsible for Board oversight. Retired	Massachusetts Institute of Technology, B.S. 1975 Stanford University, MBA, M.S., 1982

Biographical Information

Brian Dally (49) is a Co-founder of the Issuer, has served on our Board of Directors and as our President and Chief Executive Officer since the Issuer's inception. Prior to forming the Issuer, he served as the Chief Instigator of Fomentum Consulting, LLC beginning in September 2012, responsible for consulting for technology companies in the area of marketing, customer acquisition, and product development. As the Senior Vice President and General Manager of Republic Wireless, a division of Bandwidth.com, from January 2010 to September 2012, Mr. Dally led the successful formation and launch of the company's mobile division, including managing over 60 individuals and achieving a $60 million revenue run-rate before the end of the first year of operation. From May 2008 to January 2009, Mr. Dally served as the Principal at Peripatetic Ventures Corp., a management consulting firm for high-growth technology company clients, where he assisted clients to develop partnerships to execute new product strategies and cultivate potential customer relationships in addition to conducting buyer needs research, analyzing competition, and crafting positioning and messaging. Mr. Dally has also held officer-level positions with Cecure Gaming LTD, a consumer poker and casino games service for mobile phones, and Motricity Inc., a mobile platform for entertainment and applications. Mr. Dally received a JD from Harvard Law School in June 1999, an MBA from Harvard Business School in 1999, and a BA in Political & Social Thought from the University of Virginia in 1993.

Nick Bhargava (36) is a Co-founder of the Issuer, has served on our Board of Directors and as its Secretary since our inception. Mr. Bhargava was also named Executive Vice President, Legal and Regulatory in July 2014. Mr. Bhargava completed a Practicum with SciQuest Inc. from January 2012 to May 2012 where he was responsible for reviewing and editing the company's federal securities filings and sales contracts. Previous to that, he served as a Regulatory Analyst for the Financial Services Roundtable from May 2011 to August 2011, where he reviewed and analyzed legislation and regulation, particularly the Dodd-Frank Wall Street Reform and Consumer Protection Act rulemakings. From May 2010 to August 2010, Mr. Bhargava served as an Honors Intern in Trading and Markets with the SEC, at which he was tasked with researching and analyzing the May 6, 2010 Flash Crash in addition to reviewing proposed rules, comments on proposed rules and SRO filings. As an Enforcement Intern with the Financial Industry Regulatory Authority from May 2009 to August 2009, Mr. Bhargava was responsible for developing enforcement actions against broker-dealers. Prior to these positions, Mr. Bhargava worked as a Trader for TD Waterhouse Inc. from September 2006 to February 2008 and had responsibility for taking and executing trade orders for equities and equity options for high value accounts. Mr. Bhargava received his LLM from Duke University School of Law in 2012, a JD from American University in 2011, and a BS in Biological Sciences and Business from University of Alberta in 2006.

Ben Sutton (36) is Senior Vice President Finance and previously served in various finance and operation roles with the Issuer since February 2017. Prior to this, Mr. Sutton served as Senior Financial Reporting Analyst for GMS Inc. from December 2014 to February 2017, where he worked in the financial reporting group during the Company's initial public offering. Previously serving as a Senior Associate for KPMG, an international accounting firm, from August 2011 until November 2014. Mr. Sutton received a M.S. in Accounting from the University of North Florida in 2011, B.S. in Accounting from the University of Florida in 2009 and is a Certified Public Accountant in the state of Georgia.

Adam Gaeddert (39) is the Chief of Staff and previously served in finance and accounting roles with the Issuer since December 2019. Previously Mr. Gaeddert served as Manager within the Valuation & Business Analytics practice at BDO LLP from January 2019 to November 2019, and prior to that, as a Manager within the Corporate Value Consulting practice and Senior Associate within the Audit service line at Grant Thornton LLP, an international accounting firm, from August 2013 to December 2018. Mr. Gaeddert received a M.S. in Accounting from North Carolina State University at Raleigh in 2013 and a B.A. in English from Bethel College in North Newton, Kansas. He is a Certified Public Accountant in the state of Georgia.

Patrick Donoghue (50) is the Vice President of Market Risk at the Issuer, where he has been a vital team member since January 2016. With nearly two decades of experience in the private lending and mortgage industries, Mr. Donoghue has held key roles such as Senior Associate at RevitaLending, where he optimized capital market structures, and VP of Wholesale Operations at ACC Mortgage, managing private money loan transactions. At the Issuer, he has also served as Director of Lending Operations, refining lending policies and overseeing underwriting. He began his career at the U.S. Senate Federal Credit Union. Mr. Donoghue holds a B.A. in Psychology from Edinboro University of Pennsylvania.

Randy Conley (41) is the Vice President of Engineering for the Issuer where he has led the Engineering since February 2022. Previously, Mr. Conley served as Director of Engineering specializing in integration and software development with Bank Partners at Cardlytics, LLC from April 2014 to February 2022, and prior to that, as Senior Consultant at

CGI in the Telecommunications, Entertainment, and Public sectors from June 2005 to April 2014. Mr. Conley holds a B. S. in Management Information Systems from Auburn University earned in 2005.

Jeff Seal (46) is Vice President of Originations for the Issuer and previously served over the sales and operations teams as Vice President of Business Development with Revolver Finance since October 2017. Previously Mr. Seal served as Director of Account Management within the origination department for the Issuer where he supported the sales team function from April 2017 to October 2017, and prior to that, as an Account Executive for Liberty Finance Solutions, a newly formed hard money lending wing of Ocwen Financial Corp from June of 2016 through June 2017. Previous to this he held the position of Director of Business Development with Jordan Capital Finance from February 2015 to May 2016 where his career specific in hard money began. Prior to his experience in the lending space Mr. Seal devoted 10 years to the default servicing side of real estate with a primary focus on real estate auction services. Mr. Seal holds a B.S. in Business & Management from Oklahoma State University.

Reid Schermer (46) is Vice President of Real Estate, a role he has served in with the Issuer since 2021. Mr. Schermer's background includes more than 20 years of real estate operations and project management experience in the commercial and residential real estate industry. During his career, he has held roles at First Service Residential, where in his capacity as Vice President for Georgia, oversaw property management Operations for tens of thousands of residents and over 450 employees. Prior to that at Birdsey Property Solutions, he served as managing director of operations for Field Services. His earlier work at Altisource Solutions required him to oversee the field operations teams as well as provide oversight and direction for the property preservation of over 25,000 properties. During his time with Pulte Homes, he managed the development of numerous large-scale residential communities throughout Florida. Mr. Schermer holds a B.S. degree from The Florida State University.

Lucas Timberlake (33) has served on our Board of Directors since November 2019. Mr. Timberlake has over 10 years of financial services experience in a variety of capacities, including venture capital, private equity, and investment banking. Currently, Mr. Timberlake is a Partner with Fintech Ventures Fund, a financial technology-focused investment firm, since 2015. Since assuming his current role, Mr. Timberlake has held several board director positions with technology-enabled lending companies in the small business and real estate lending sectors, and currently serves on the board of directors for IOU Financial. Previously, Mr. Timberlake was part of the investment team with Antarctica Capital, an international private equity firm focusing on real assets and insurance opportunities. Mr. Timberlake began his career as an investment banking analyst with Bank of America Merrill Lynch. Mr. Timberlake holds a Bachelor of Arts in Economics and Political Science from Columbia College of Columbia University.

Yair Goldfinger (50) has served on the Board of Directors at the Issuer since 2022. He is a Co-Founder of AppCard and serves as its Chief Executive Officer. He serves as Board Member at Undoit Medical. He is a serial entrepreneur and active angel investor. At 26, he co-founded ICQ, the world's first Internet-wide instant messaging service, which was acquired by AOL (NYSE:AOL). In 2001, Yair co-founded Dotomi, an online advertising technology company that focuses on creating personal, relevant, and timely one-to-one messaging between marketers and their customers. Dotomi was acquired by ValueClick (NASDAK:VCLK). Yair holds a B.Sc. in math and computer science from Tel-Aviv University and holds several patents in the field of instant messaging. In 2005, he received the Wharton Infosys Business Transformation Award, and in 2009, he was chosen by the World Economic Forum as a Young Global Leader. He also served as Board Member at Silent Communication.

Bruce Boehm (67) has served on our Board of Directors since December 2014. Mr. Boehm is an active angel investor in the Raleigh-Durham area and advisor to several specialty investment funds. During his career, he has been a director for more than 35 publicly and privately held companies. From 1992 to 1996, he created and directed the Masters of Engineering Management Project at the University of Canterbury in Christchurch, New Zealand. Prior to 1992, he was a General Partner of U.S. Venture Partners in Menlo Park, California, with responsibility for a portfolio of approximately 20 healthcare and technology investments. Prior to 1982, he was employed by several Silicon Valley and Route 128 companies as an engineer and project manager. Mr. Boehm received a BS from MIT in 1975 and a MS and MBA from Stanford University in 1982. Mr. Boehm qualifies as an independent director under the NASAA Statement of Policy Regarding Corporate Securities Definitions.

Indemnification

Indemnification is authorized by the Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Georgia law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 50,000,000 shares consisting of: (i) 30,000,000 shares of common stock, no par value per share (the "**Common Stock**"), and (ii) 20,000,000 shares of preferred stock, no par value per share (the "**Preferred Stock**"), of which (a) 568,796 shares of Preferred Stock shall be designated as Series Seed Preferred Stock (the "**Series Seed Preferred Stock**"), (b) 747,373 shares of Preferred Stock shall be designated as Series A Preferred Stock (the "**Series A Preferred Stock**"), (c) 441,940 shares of Preferred Stock shall be designated as Series B Preferred Stock (the "**Series B Preferred Stock**"), (d) 243,348 shares of Preferred Stock shall be designated as Series B-2 Preferred Stock (the "**Series B-2 Preferred Stock**"), and (e) 230,000 shares of Preferred Stock shall be designated as Series B-3 Preferred Stock (the "**Series B-3 Preferred Stock**"). Additionally, the Issuer has established the Groundfloor Finance Inc. 2013 Stock Option Plan (the "**2013 Stock Option Plan**") for which 950,000 shares of Common Stock are authorized for issuance thereunder. In April 2024, the Issuer also established the Groundfloor Finance Inc. 2024 Stock Option Plan (the "**2024 Stock Option Plan**") for which 638,584 shares of Common Stock are authorized for issuance thereunder, of which 208,533 authorized but unissued shares from the 2013 Stock Option Plan were transferred to the 2024 Stock Option Plan and reduced the shares available for issuance under the 2013 Stock Option Plan by the same amount.

As of the date of this Form C, (i) 2,696,767 shares of Common Stock, (ii) 554,038 shares of Series Seed Preferred Stock, (iii) 747,373 shares of Series A Preferred Stock, (iv) 441,940 shares of Series B Preferred Stock, (v) 189,270 shares of Series B-2 Preferred Stock and (vi) 67,782 shares of Series B-3 Preferred Stock are issued and outstanding. Additionally, the Issuer has 697,610 options to purchase Common Stock issued and outstanding and an additional 6,544 options available for issuance under the 2013 Stock Option Plan. The Issuer also has 43,958 options to purchase Common Stock issued and outstanding and an additional 594,626 options available for issuance under the 2024 Stock Option Plan.

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	2,696,767*
Par Value Per Share	No Par Value
Voting Rights	1 vote per share (except for matters relating to the terms of the Preferred Stock)
Anti-Dilution Rights	None
Other Rights	1. Right to elect two (2) directors to the Board of Directors; and 2. Right to elect, with the Series B Preferred Stock, one (1) director to the Board of Directors.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	47.18%

*Includes 258,720 shares which are subject to vesting conditions and are not yet deemed issued and outstanding, and approximately 44,426 shares issued in 2024 as a result of option exercises and/or conversions of Convertible Notes.

Type	Series Seed Preferred Stock
Amount Outstanding	554,038
Par Value Per Share	No Par Value
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $5.205 per share, subject to adjustment; (b) Right to receive dividends after the Series B-2 Preferred Stock, Series A Preferred Stock and Series B Stock based on a defined formula; (c) Liquidation Preference over Series B-3 Preferred Stock and Common Stock, but junior to Series B-2 Preferred Stock, Series B Preferred Stock and Series A Preferred Stock, equal to greater of then current Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Protective provisions so long as Series Seed Preferred Stock are outstanding. (e) Right to convert into Common Stock at any time at Original Issue Price, subject to adjustment; and (f) Automatic conversion into Common Stock upon $20 million in gross proceeds raised by the Issuer in a public offering or the consent of a majority of the Series Seed Preferred Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Series Seed Preferred Stock at a later date. The issuance of such additional shares of Series Seed Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	9.69%

Type	Series A Preferred Stock
Amount Outstanding	747,373
Par Value Per Share	No Par Value
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Right to elect one (1) director to the Board of Directors; (b) Original Issue Price of $6.69 per share, subject to adjustment; (c) Right to receive dividends after the Series B-2 Preferred Stock on a pro rata and pari passu basis with the Series B Preferred Stock based on a defined formula; (d) Liquidation Preference over Series Seed Preferred Stock, Series B-3 Preferred Stock and Common Stock, but junior to Series B-2 Preferred Stock and Series B Preferred Stock, equal to greater of then current Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (e) Protective provisions so long as Series A Preferred Stock are outstanding; (f) Right to convert into Common Stock at any time at Original Issue Price, subject to adjustment; and (g) Automatic conversion into Common Stock upon $20 million in gross proceeds raised by the Issuer in a public offering or the consent of a majority of the Series A Preferred Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Series A Preferred Stock at a later date. The issuance of such additional shares of Series A Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	13.07%

Type	Series B Preferred Stock
Amount Outstanding	441,940
Par Value Per Share	No Par Value
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Right to elect one (1) director to the Board of Directors voting with the Common Stock; (b) Original Issue Price of $30.82 per share, subject to adjustment; (c) Right to receive dividends after the Series B-2 Preferred Stock on a pro rata and pari passu basis with the Series A Preferred Stock based on a defined formula; (d) Liquidation Preference over all other classes of Preferred Stock and Common Stock, except Series B-2 Preferred Stock, equal to greater of then current Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (e) Protective provisions so long as Series B Preferred Stock are outstanding; (f) Right to convert into Common Stock at any time at Original Issue Price, subject to adjustment; and (g) Automatic conversion into Common Stock upon $20 million in gross proceeds raised by the Issuer in a public offering or the consent of a majority of the Series B Preferred Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Series B Preferred Stock at a later date. The issuance of such additional shares of Series B Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	7.73%

Type	Series B-2 Preferred Stock
Amount Outstanding	189,270
Par Value Per Share	No Par Value
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Right to elect one (1) director to the Board of Directors; (b) Original Issue Price of $30.82 per share, subject to adjustment; (c) Right to receive dividends on priority basis over the Common Stock and all other Preferred Stock based on defined formula; (d) Liquidation Preference over all other classes of Preferred Stock and Common Stock equal to greater of then current Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (e) Protective provisions so long as Series B-2 Preferred Stock are outstanding; (f) Right to convert into Common Stock at any time at Original Issue Price, subject to adjustment; and (g) Automatic conversion into Common Stock upon $20 million in gross proceeds raised by the Issuer in a public offering or the consent of a majority of the Series B-2 Preferred Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Series B-2 Preferred Stock at a later date. The issuance of such additional shares of Series B-2 Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	3.31%

Type	Series B-3 Preferred Stock
Amount Outstanding	67,782
Par Value Per Share	No Par Value
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $43.90 per share, subject to adjustment; (b) Right to receive dividends on a pro rata and pari passu basis with the Common Stock at the same amount; (c) Liquidation Preference junior to all other Preferred Stock and on a pro-rata and pari passu basis with Common Stock; and (d) Right to convert into Common Stock at any time at Original Issue Price, subject to adjustment.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Series B-3 Preferred Stock at a later date. The issuance of such additional shares of Series B-3 Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	1.19%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	Option to Purchase Common Stock under the 2013 Stock Option Plan
Shares Issuable Upon Exercise	697,610
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	12.20%

Type	Option to Purchase Common Stock under the 2024 Stock Option Plan
Shares Issuable Upon Exercise	43,958
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	0.77%

Type	Warrant to Purchase Common Stock
Shares Issuable Upon Exercise	62,324
Voting Rights	The holders of Warrants to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Warrants to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Warrants to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	1.09%

Type of security	2023 Convertible Subordinated Notes
Principal Amount Outstanding	$7,631,595
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	1. Balloon payment of principal and interest at maturity; 2. Upon the Issuer raising gross proceeds of at least $20,000,000 in a preferred stock financing prior to the Maturity Date, the holder may convert outstanding principal and accrued interest into the same issued preferred stock at a price equal to 90% of the offering price; 3. Convertible at any time to Common Stock at 10% discount from prevailing market value; and 4. Maturity Date of August 24, 2025 or upon a change of control.
Interest Rate	12.5%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	2.97%

Type of security	2023 Mezzanine Subordinated Convertible Notes
Principal Amount Outstanding	$2,052,728
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	1. Quarterly amortizing payments of interest through maturity date*; and 2. Upon the Issuer raising gross proceeds of at least $20,000,000 in a preferred stock financing prior to the Maturity Date, the holder may convert outstanding principal and accrued interest into the same issued preferred stock at a price equal to 90% of the offering price; 3. Convertible at any time to Common Stock at 10% discount from prevailing market value; and 4. Maturity Date of October 1, 2028 or upon a change of control.
Interest Rate	10.5%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	0.80%

*The Issuer has made quarterly amortizing payments on April 1, 2024 and July 1, 2024, respectively.

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Groundfloor Promissory Notes*
Principal Amount Outstanding	$110,646,417
Interest Rate and Amortization Schedule	Range from 5.75% to 10.75%
Description of Collateral	Secured by the loan assets of Groundfloor Real Estate 2 LLC
Maturity Date	Maturity dates ranging from 1 to 24 months from issuance

* Investors directly invest in loans held by the Issuer. Proceeds used for the purpose of the Issuer to originate, buy and service loans for the purpose of building, buying or rehabilitating single family and multi-family structures, or buying land, for commercial purposes. These notes are issued and secured by the assets of Groundfloor Real Estate 2 LLC.

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
NONE		

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of July 31, 2024, the Issuer had an aggregate of $2,266,338 in cash and cash equivalents, leaving the Issuer with approximately 14 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Issuer may concurrently undertake to raise up to an additional $5,000,000 by offering to sell securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series B-2 Preferred Stock	$5,833,262	189,270	Technology & Product Development and Sales and Marketing	February 28, 2022	Section 4(a)(2)
Series B-3 Preferred Stock	$2,294,402	52,265	Technology & Product Development and Sales and Marketing	November 18, 2022	Reg CF
Series B-3 Preferred Stock	$4,570	104	Technology & Product Development and Sales and Marketing	January 31, 2023	Section 4(a)(2)
Series B-3 Preferred Stock	$708,998	15,413	Technology & Product Development and Sales and Marketing	March 15, 2024; March 31, 2024	Section 4(a)(2)
2023 Subordinated Convertible Notes	$9,929,569	151	Technology & Product Development and Sales and Marketing	From August 2023 to December 2023	Section 4(a)(2)
2023 Mezzanine Subordinated Convertible Notes	$2,297,974	61	Technology & Product Development and Sales and Marketing	From August 2023 to December 2023	Section 4(a)(2)
Common Stock	$2,820,131	79,048	Technology & Product Development and Sales and Marketing	March 31, 2022; March 31, 2023	Section 4(a)(2)
2021 Convertible Notes	$5,000,000	*	Technology & Product Development and Sales and Marketing	December 31, 2021	Section 4(a)(2)

Option to Purchase Common Stock under 2013 Plan	$0	**	N/A	Various dates through June 30, 2023	Rule 701
Option to Purchase Common Stock under 2024 Plan	$0	43,958	N/A	March 8, 2024; April 12, 2024	Rule 701

*Of this amount, $1,441,500 in principal plus accrued interest was subsequently converted into 54,271 shares of Common Stock of the Issuer. The remaining principal amount of $3,558,500 plus accrued but unpaid interest was repaid in August 2023.
**Currently, 697,610 options remain outstanding.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

(a) Moma Walnut, LLC: In June 2019, the Company extended a fully collateralized loan to Moma Walnut, LLC, an entity that is owned and operated by a former director of the Company. The loan has a principal amount of $400,000, bears interest at a stated rate of 5% per annum, and was initially due within 30 days. Terms were subsequently modified in August 2019 to increase the interest rate to 13% per annum and extend the maturity date to August 11, 2020. In September 2020, the terms were again amended to retroactively change the interest rate to 10% per annum and to require monthly interest payments. As of the date of this Form C, the outstanding amount of this loan, including accrued interest, is $303,333.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://www.groundfloor.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

<center>**ADDITIONAL INFORMATION**</center>

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Groundfloor Finance Inc.
(Issuer)

By:/s/ Brian Dally
(Signature)

Brian Dally
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Brian Dally
(Signature)

Brian Dally
(Name)

Director
(Title)

September 4, 2024
(Date)

/s/ Nick Bhargava
(Signature)

Nick Bhargava
(Name)

Director
(Title)

September 4, 2024
(Date)

/s/ Lucas Timberlake

(Signature)

Lucas Timberlake

(Name)

Director

(Title)

September 4, 2024

(Date)

/s/ Yair Goldfinger

(Signature)

Yair Goldfinger

(Name)

Director

(Title)

September 4, 2024

(Date)

/s/ Bruce Boehm

(Signature)

Bruce Boehm

(Name)

Director

(Title)

September 4, 2024

(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2023 and 2022

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Table of Contents

December 31, 2023 and 2022

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Auditor

To the Board of Directors
Groundfloor Finance, Inc. and Subsidiaries
Atlanta, Georgia

Opinion

We have audited the accompanying consolidated financial statements of Groundfloor Finance, Inc. and Subsidiaries (the "Company"), which comprise the consolidated balance sheets as of December 31, 2023 and 2022 and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Substantial Doubt about the Company's Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses and cash outflows from operations since its inception which result in substantial doubt about the ability of the Company to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters also are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Cherry Bekaert LLP

Atlanta, Georgia
March 29, 2024

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31, 2023	December 31, 2022
Assets		
Current assets:		
Cash [1]	$ 6,249,581	$ 4,466,138
Restricted Cash	17,925,321	30,463,316
Loans to developers [1]	264,875,442	240,494,116
Allowance for loans to developers [1]	(5,086,957)	(6,046,819)
Interest receivable on loans to developers [1]	27,608,139	21,646,364
Other real estate owned	11,218,141	4,120,463
Other current assets	3,581,552	1,383,472
Total current assets	326,371,219	296,527,050
Property, equipment, software, website, and intangible assets, net	3,456,826	3,086,790
Other assets	6,714,428	71,302
Total assets	$ 336,542,473	$ 299,685,142
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses [1]	$ 5,545,907	$ 4,335,534
Limited recourse obligations	169,174,236	169,759,701
Allowance for limited recourse obligations	(8,808,334)	(7,363,829)
Accrued interest on limited recourse obligations	10,709,813	10,068,526
Other securities payable	3,857,003	-
Short-term notes payable	108,580,902	87,460,880
Convertible notes, net of discount of $1,010,749 and $142,636	8,918,820	3,596,195
Total current liabilities	297,978,347	267,857,007
Long-term notes payable	23,026,900	22,325,700
Long-term other securities payable	7,212,707	-
Other liabilities	-	23,857
Total liabilities	328,217,954	290,206,564
Commitments and contingencies (See Note 14)		
Stockholders' equity:		
Series B-2 convertible preferred stock, no par, 243,348 shares designated, 189,270 shares issued and outstanding (liquidation preference of $5,833,301)	5,754,564	5,754,564
Series B convertible preferred stock, no par, 441,940 shares designated, 441,940 shares issued and outstanding (liquidation preference of $8,056,566)	7,429,483	7,429,483
Series A convertible preferred stock, no par, 747,373 shares designated, 747,373 shares issued and outstanding (liquidation preference of $4,999,925)	4,962,435	4,962,435
Series Seed convertible preferred stock, no par, 568,796 shares designated, 554,038 shares issued and outstanding (liquidation preference of $2,883,678)	2,537,150	2,537,150
Series B-3 convertible preferred stock, no par, 230,000 shares designated, 52,369 shares issued and outstanding (liquidation preference of $2,294,434)	2,141,890	2,137,320
Common stock, no par, 30,000,000 shares authorized, 2,393,621 issued and outstanding	16,401,430	14,867,107
Additional paid-in capital	8,628,034	5,776,928
Accumulated deficit	(40,098,849)	(35,574,099)
Stock subscription receivable	(560)	(560)
Company's stockholders' equity	7,755,577	7,890,328
Non-controlling interest in consolidated variable interest entities	568,942	1,588,250
Total stockholders' equity	8,324,519	9,478,578
Total liabilities and stockholders' equity	$ 336,542,473	$ 299,685,142

(1) Includes amounts of the consolidated variable interest entity (VIE), presented separately in Note 4 below.

See accompanying notes to consolidated financial statements

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Consolidated Statements of Operations

		Year Ended December 31,		
		2023		2022
Revenue:				
Origination fees	$	9,718,553	$	11,162,166
Loan servicing revenue		4,752,388		3,200,879
Net interest income on loans to developers		15,791,668		14,001,987
Total revenue		30,262,609		28,365,032
Interest expense on notes		(9,890,272)		(6,572,309)
Revenue, net		20,372,337		21,792,723
Cost of revenue		(2,527,040)		(2,040,488)
Gross profit		17,845,297		19,752,235
Operating expenses:				
General and administrative		8,309,225		9,181,673
Sales and customer support		5,747,992		4,487,185
Development		3,790,910		4,282,870
Regulatory		949,699		674,149
Marketing and promotions		2,532,718		4,915,342
Total operating expenses		21,330,544		23,541,219
Loss from operations		(3,485,247)		(3,788,984)
Other expense:				
Interest expense on corporate debt instruments		(761,588)		(840,684)
Gain on loan extinguishment		-		829,000
Total other expense, net		(761,588)		(11,684)
Net loss		(4,246,835)		(3,800,668)
Less: Net income attributable to non-controlling interest in consolidation VIE		277,915		1,570,250
Net loss attributable to Groundfloor Finance, Inc.	$	(4,524,750)	$	(5,370,918)

See accompanying notes to consolidated financial statements

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity (Deficit)

	Series B-2		Series A		Convertible Preferred Stock Series B		Series Seed		Series B-3		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Stock Subscription Receivable	Company Stockholders' Equity (Deficit)	Non-Controlling Interest in Consolidated VIE	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount						
Stockholders' equity as of December 31, 2021	-	$ -	747,373	$4,962,435	441,940	$7,429,483	568,796	$2,609,091	-	$ -	2,192,145	$11,895,593	$3,310,258	$(30,203,181)	$ (560)	$ 3,119	-	$ 3,119
Issuance of Series B-2 preferred shares, net of offering costs	189,270	5,754,564	-	-	-	-	-	-	-	-	-	-	-	-	-	5,754,564	-	5,754,564
Issuance of Series B-3 preferred shares, net of offering costs	-	-	-	-	-	-	-	-	52,265	2,137,320	-	-	-	-	-	2,137,320	-	2,137,320
Issuance in the 2022 Common Stock Offering, net of offering costs	-	-	-	-	-	-	-	-	-	-	49,700	1,531,754	-	-	-	1,531,754	-	1,531,754
Conversion of convertible notes	-	-	-	-	-	-	-	-	-	-	48,394	1,342,579	-	-	-	1,342,579	-	1,342,579
Exercise of stock options and warrants	-	-	-	-	-	-	-	-	-	-	33,461	25,240		-	-	25,240	-	25,240
Conversion of Series Seed Shares to Common Stock	-	-	-	-	-	-	(14,758)	(71,941)	-	-	14,758	71,941	-	-	-	-	-	-
Issuance of restricted stock units	-	-	-	-	-	-	-	-	-	-	6,944	-	-	-	-	-	-	-
Share-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	2,466,670	-	-	2,466,670	-	2,466,670
Increase in non-controlling interest related to initial consolidation of VIE	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	18,000	18,000
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(5,370,918)	-	(5,370,918)	1,570,250	(3,800,668)
Stockholders' equity as of December 31, 2022	189,270	$5,754,564	747,373	$4,962,435	441,940	$7,429,483	554,038	$2,537,150	52,265	$2,137,320	2,345,402	$14,867,107	$5,776,928	$(35,574,099)	$ (560)	$ 7,890,328	$ 1,588,250	$ 9,478,578
Issuance in the 2023 Common Stock Offering, net of offering costs	-	-	-	-	-	-	-	-	-	-	29,348	1,288,377	-	-	-	1,288,377	-	1,288,377
Issuance of Series B-3 preferred shares, net of offering costs	-	-	-	-	-	-	-	-	104	4,570	-	-	-	-	-	4,570	-	4,570
Conversion of convertible notes	-	-	-	-	-	-	-	-	-	-	5,859	213,211	-	-	-	213,211	-	213,211
Exercise of stock options	-	-	-	-	-	-	-	-	-	-	13,012	32,735	-	-	-	32,735	-	32,735
Issuance of convertible notes – beneficial conversion feature	-	-	-	-	-	-	-	-	-	-	-	-	1,103,285	-	-	1,103,285	-	1,103,285
Issuance of restricted stock units	-	-	-	-	-	-	-	-	-	-	6,944	-	-	-	-	-	-	-
Share-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	1,747,821	-	-	1,747,821	-	1,747,821
Distribution to non-controlling interest holders in consolidated VIE	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,297,223)	(1,297,223)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,524,750)	-	(4,524,750)	277,915	(4,246,835)
Stockholders' equity as of December 31, 2023	189,270	$5,754,564	747,373	$4,962,435	441,940	$7,429,483	554,038	$2,537,150	52,369	$2,141,890	2,400,565	$16,401,430	$8,628,034	$(40,098,849)	$ (560)	$ 7,755,577	$ 568,942	$ 8,324,519

See accompanying notes to consolidated financial statements

F-5

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

		Year Ended December 31,		
		2023		**2022**
Cash flows from operating activities				
Net loss	$	(4,246,835)	$	(3,800,668)
Adjustments to reconcile net loss to net cash flows from operating activities:				
Depreciation and amortization		1,865,081		1,226,991
Share-based compensation		1,747,821		2,466,670
Noncash interest expense		757,900		348,147
Gain on forgiveness of PPP loan		-		(829,000)
Changes in operating assets and liabilities:				
Other assets		765,674		(838,287)
Interest receivable on loans to developers		(5,961,775)		(9,856,162)
Accounts payable and accrued expenses		1,490,945		(841,892)
Accrued interest on limited recourse obligations		641,287		3,124,630
Net cash flows from operating activities		(2,939,902)		(8,999,571)
Cash flows from investing activities				
Loan payments to developers		(253,291,705)		(266,090,771)
Repayments of loans from developers		203,406,280		197,068,620
Proceeds from sale of properties held for sale		6,395,174		2,995,188
Payments of software and website development costs		(2,235,117)		(2,668,163)
Other investing activities		(1,297,223)		21,630
Cash received from initial consolidation of VIE		-		30,000
Net cash flows from investing activities		(47,022,591)		(68,643,496)
Cash flows from financing activities				
Proceeds from limited recourse obligations		173,910,747		187,412,229
Repayments of limited recourse obligations		(161,958,217)		(160,098,160)
Proceeds from other securities payable		13,031,037		-
Repayments of other securities payable		(1,961,327)		-
Proceeds from Groundfloor Notes		45,758,812		151,536,470
Repayments on Groundfloor Notes		(72,216,039)		(132,171,910)
Proceeds from Stairs Notes, net		48,278,449		23,339,748
Repayments of 2021 convertible notes		(4,352,777)		-
Proceeds from issuance of 2023 convertible notes		9,929,569		-
Proceeds from issuance of Series B-2 convertible preferred stock, net of offering costs		-		5,754,564
Proceeds from issuance of Series B-3 convertible preferred stock, net of offering costs		4,570		2,137,320
Proceeds from issuance of common stock, net of offering costs		1,288,377		1,531,754
Proceeds from the exercise of stock options and warrants		32,735		25,240
Net cash flows from financing activities		51,745,935		79,467,255
Net increase in cash		1,783,443		1,824,188
Cash as of beginning of the year		4,466,138		2,641,950
Cash as of end of the year	$	6,249,581	$	4,466,138
Supplemental cash flow disclosures:				
Cash paid for interest	$	9,768,092	$	7,050,256

Consolidated Statements of Cash Flows

		Year Ended December 31,		
		2023		2022
Supplemental disclosure of noncash investing and financing activities:				
Loans to developers transferred to other real estate owned	$	15,897,219	$	4,960,000
Issuance of 2023 convertible note – beneficial conversion feature		1,103,285		-
Write-down of loans to developers and limited recourse obligations		-		367,699
Write-down of interest receivable on loans to developers and accrued interest on limited recourse obligations		-		751,351
Noncash exercise of warrants		-		52,442
Cashless vesting of restricted stock		133,325		133,325
Conversion of convertible notes payable and accrued interest into common stock or Series B convertible preferred stock		213,211		1,342,580
Increase (decrease) in allowance for loan to developers		(959,862)		2,882,169
Increase (decrease) in allowance for limited recourse obligations		1,444,505		3,727,683

See accompanying notes to consolidated financial statements

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

The terms "we," "our," "Groundfloor," or the "Company" refer to Groundfloor Finance Inc. and its subsidiaries. The Company was originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2013. Fomentum Labs LLC changed its name to Groundfloor LLC on April 26, 2013 and converted into a North Carolina corporation on July 26, 2013. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of Groundfloor Inc.'s common stock. In August 2014, Groundfloor Inc. converted into a Georgia corporation and changed its name to Groundfloor Finance Inc. The accounting effects of these conversions were reflected retrospectively in the Consolidated Financial Statements. Groundfloor Properties GA LLC was created for the purpose of financing real estate in Georgia. Groundfloor Real Estate 1 LLC, Groundfloor Real Estate 2 LLC, Groundfloor Real Estate 3 LLC, and Groundfloor Yield LLC were created for the purpose of financing real estate in any state. Groundfloor Real Estate, LLC and Groundfloor Holdings GA, LLC are currently inactive and management does not have plans to use this entity in the near future.

The Company has developed an online investment platform designed to crowdsource financing for real estate development projects (the "Projects"). With this online investment platform (the "Platform"), public investors (the "Investors") are able to choose between multiple Projects, and real estate developers (the "Developers") of the Projects are able to obtain financing. Groundfloor's financing model replaces traditional sources of financing for Projects with the aggregation of capital from Investors using the internet.

Basis of Presentation and Liquidity

The Company's Consolidated Financial Statements include the results of Groundfloor Finance Inc. and its wholly owned subsidiaries, Groundfloor Properties GA LLC; Groundfloor Real Estate, LLC; Groundfloor Holdings GA, LLC; Groundfloor Real Estate 1 LLC; Groundfloor Real Estate 2, LLC; Groundfloor Real Estate 3 LLC; and Groundfloor Yield LLC (collectively the "Company" or "Groundfloor"), along with the amounts related to variable interest entities ("VIEs") for which Groundfloor is the primary beneficiary. The non-controlling interests as of December 31, 2023 represents the outside owner's interest in the Company's consolidated VIE. Intercompany transactions and balances have been eliminated upon consolidation.

The Company's Consolidated Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. There is substantial doubt that the Company will continue as a going concern for at least 12 months following the date these Consolidated Financial Statements are issued, without additional financing based on the Company's limited operating history and recurring operating losses.

Operations since inception have consisted primarily of organizing the Company, developing the technology, and securing financing. The accompanying Consolidated Financial Statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has incurred losses and cash outflows from operations since its inception. The ultimate success of the Company is dependent on management's ability to develop and market its products and services at levels sufficient to generate operating revenues in excess of expenses.

Management evaluated the condition of the Company and has determined that until such sales levels can be achieved, management will need to secure additional capital to continue growing working capital and fund product development and operations.

Management intends to raise additional debt or equity financing to grow working capital and fund operations. Management believes the Company will obtain additional funding from current and new Investors in order to sustain operations. However, there are no assurances that the Company can be successful in obtaining the additional capital or that such financing will be on terms favorable or acceptable to the Company.

The Consolidated Financial Statements do not include any adjustments that might result from the outcome of the uncertainties described in the Consolidated Financial Statements. In addition, the Consolidated Financial Statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation of Variable Interest Entities

The determination of whether to consolidate a Variable Interest Entity ("VIE") in which the Company holds a variable interest requires a significant amount of analysis and judgment regarding whether the company is the primary beneficiary of the VIE due to the company holding a controlling financial interest in the VIE. A controlling financial interest in a VIE exists if the company has both the power to direct the VIE's activities that most significantly affect the VIE's economic performance and a potentially significant economic interest in the VIE. The determination of whether an entity is a VIE considers factors, such as (i) whether the entity's equity investment at risk is insufficient to allow the entity to finance its activities without additional subordinated financial support and (ii) whether a holder's equity investment at risk lacks any of the following characteristics of a controlling financial interest: the direct or indirect ability through voting rights or similar rights to make decisions about a legal entity's activities that have a significant effect on the entity's success, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the legal entity. The Company is required to reconsider its evaluation of whether to consolidate a VIE each reporting period, based upon changes in the facts and circumstances pertaining to the VIE.

Revenue Recognition

Revenue primarily results from fees earned on the loans to the Developers (the "Loans"). Fees include "Origination fees" and "Loan servicing revenue" which are paid by the Developers.

The company recognizes revenue in accordance with Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* ("Topic 606"). Topic 606 supersedes the revenue requirements in ASC Topic 605, Revenue Recognition. The Company has evaluated the impact of this accounting standard on its Consolidated Financial Statements and concluded that the Company's contracts with customers continue to fall within the scope of existing guidance. Servicing fees, origination fees, net interest income, and gains and losses on sales of loans remain within the scope of ASC topic 310—Receivables or ASC topic 860—Transfers and Servicing.

Origination Fees

"Origination fees" are paid by the Developers for the work performed to facilitate the Loans. The amount to be charged is a percentage based upon the terms of the Loan, including grade, rate, term, and other factors. Origination fees range from 1.0% to 10.0% of the principal amount of a Loan. The origination fee is paid when the Loan is issued to the Developer and deducted from the gross proceeds distributed. A Loan is considered issued when formal closing has occurred and funds have transferred to the Developer's account, which occurs through an Electronic Funds Transfer ("EFT").

The origination fees are recognized as revenue ratably over the term of the Loan, while direct costs to originate Loans are recorded as expenses as incurred. Fees assessed at loan issuance such as processing, underwriting, and closing fees are recognized as revenue when incurred.

Loan Servicing Revenue

Loan servicing revenue is recognized by the Company, upon recovery, for costs incurred in servicing the Developer's Loan, including managing payments to and from Developers and payments to Investors. The Company records loan servicing revenue as a component of revenue when collected. Direct costs to service Loans are recorded as expenses, as incurred.

Whole Loan Sales

Under loan sale agreements, the Company sells all of its rights, title, and interest in certain loans. At the time of such sales, the Company may simultaneously enter into loan servicing agreements under which it acquires the right to service the loans. The Company calculates a gain or loss on a whole loan sale based on the net proceeds from the whole loan sale, less the carrying value of the loans sold. All unamortized origination fees incurred in the origination process are recognized directly to Consolidated Statements of Operations and recorded to "Origination fees". For sold loans for which the Company retains servicing rights, the Company compares the expected contractual benefits of servicing to the expected costs of servicing to determine whether a servicing asset or servicing liability arises from the transaction. No servicing rights assets or liabilities have been identified for the years ended December 31, 2023, and 2022.

Net Interest Income on Loans to Developers

The Company recognizes "Net interest income on loans to developers" which consists of interest income generated on loans to developers, net of interest expense incurred on corresponding limited recourse obligations (if issued by Groundfloor Finance Inc.) or Investor Georgia Notes (if issued by Groundfloor GA) using the accrual method based on the stated interest rate to the extent the Company believes it to be collectable. For the purposes of these Consolidated Financial Statements, "Limited recourse obligations" refers to both limited recourse obligations ("LROs") and Georgia Notes. LROs are the Company's currently registered securities. Georgia Notes are securities that the Company has issued through its previously registered Georgia-exclusive securities offering, which has since been terminated. Both LROs and Georgia Notes represent similar obligations of the Company. Refer to Note 3 below for details regarding management's reclassification of historical financial statement line items.

	For the year ended December 31,	
	2023	**2022**
Components of Net Interest Income on Loans to Developers		
Interest income on loans to developers	$ 27,572,011	$ 28,234,268
Interest expense on limited recourse obligations	(11,780,343)	(14,232,281)
Net interest income on loans to developers	$ 15,791,668	$ 14,001,987

Interest Expense on Notes

The Company also recognizes "Interest expense on notes" which consists of interest expense incurred on the Company's notes payable, using the accrual method based on the stated interest rate. "Interest expense on notes" was $9,890,272 and $6,572,309 for the year ended December 31, 2023, and 2022, respectively. Refer to Note 3 below for details regarding management's reclassification of historical financial statement line items.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2023, and 2022. From time to time, the Company could maintain cash deposits in excess of federally insured limits. The Company believes credit risk related to its cash and cash equivalents to be minimal.

Each investor's escrow account receives Federal Deposit Insurance Corporation ("FDIC") insurance coverage on cash balances subject to normal FDIC coverage rules. Investor funds, whether committed through a LRO or held in escrow, are not included as a part of the Company's cash balance.

Restricted Cash

Included in the accompanying consolidated balance sheets as of December 31, 2023 and 2022 is restricted cash of $17,925,321 and $30,463,316, respectively. These balances represent funds committed by investors in LROs, but not yet disbursed to developers on the underlying Loans. Management has elected to present this cash as a separate financial statement line item in the current period financial statements. Refer to Note 3 below for details regarding management's reclassification of historical financial statement line items.

Loans to Developers and Limited Recourse Obligations

"Loans to developers" are originally recorded at amortized cost (outstanding principal balance, net of discounts, premiums, and unearned income), then subsequently increased as additional draws are disbursed to developers. "Limited recourse obligations" are originally recorded at the original principal amount committed by investors, net of funds not yet to be disbursed to developers on the underlying loans, then subsequently increased as those funds are disbursed to developers. Limited Recourse Obligations were $169,174,000 and $169,760,000 as of December 31, 2023, and 2022, respectively, on the accompanying Consolidated Balance Sheets.

The interest rate associated with a Loan is the same as the interest rate associated with the corresponding LROs or Georgia Notes.

The Company's obligation to pay principal and interest on an LRO or Georgia Note is equal to the pro rata portion of the total principal and interest payments collected from the corresponding Loan. The Company obtains a lien against the property being financed and attempts reasonable collection efforts upon the default of a Loan. The Company is not responsible for repaying "Limited recourse obligations" associated with uncollectable "Loans to developers". Amounts collected related to a defaulted Loan are returned to the Investors based on their pro rata portion of the corresponding LROs or Georgia Notes, if applicable, less collection costs incurred by the Company.

The Loan and corresponding LROs are recorded on the Company's Consolidated Balance Sheets to "Loans to developers" and "Limited recourse obligations", respectively, once the Loan has closed and funds have been disbursed to developers. Loans are considered closed after the promissory note for that Loan has been signed and the security interest has been perfected.

Other Securities Payable

"Other securities payable" are originally recorded at the original principal amount committed by investors, net of funds not yet to be disbursed to developers on the underlying loans or investments in real estate then subsequently increased as those funds are disbursed to developers. Total other securities payable were $11,069,710 and $0 as of December 31, 2023 and 2022, respectively, on the accompanying Consolidated Balance Sheets.

Interest Receivable and Interest Payable

"Interest receivable on loans to developers" represents interest income the Company is due to receive from developers on the total outstanding principal balance of the loan portfolio as of the balance sheet date. This balance is presented as its own line item, separate from "Loan to developers", on the Company's Consolidated Balance Sheet.

"Accrued interest on limited recourse obligations" represents interest the Company owes investors on the corresponding LROs as of the balance sheet date. This balance is presented as its own line item, separate from "Limited recourse obligations", on the Company's Consolidated Balance Sheet. The interest rate associated with a Loan is the same rate that is associated with the corresponding LRO. The balance of "Interest receivable on loans to developers" and "Accrued interest on limited recourse obligations" offset each other to the extent LROs related to existing loans have been issued with the SEC and funded by investors. The Company's obligation to pay interest on an LRO is equal to the pro-rata portion of the total interest payments collected from the corresponding Loan.

Also included within "Accrued interest on limited recourse obligations" is interest the Company owes investors on Groundfloor Notes. Groundfloor Notes are presented within "Short-term notes payable" and "Long-term notes payable" on the Company's Consolidated Balance Sheet. The interest rate associated with Groundfloor Notes is the same as the stated interest rate at issuance.

Nonaccrual and Past Due Loans

Accrual of interest on "Loans to developers" and corresponding "Limited recourse obligations" is discontinued when, in management's opinion, the collection of the interest income appears doubtful. "Interest income" and "Interest expense" on the "Loans to developers" and the corresponding "Limited recourse obligations" are discontinued and placed on nonaccrual status at the time the Loan is 180 days delinquent unless the Loan is well secured and in process of collection. A Loan may also be placed on nonaccrual status when, in management's judgment, the collection of the interest income appears doubtful based on the status of the underlying development project, even if the Loan is not yet 180 days delinquent. Loans may be returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The "Loans to developers" and corresponding "Limited recourse obligations" are charged off to the extent principal or interest is deemed uncollectible. All interest accrued but later charged off for "Loans to developers" and "Limited recourse obligations" is reversed against "Interest income" and the corresponding LROs recorded "Interest expense".

Allowance for Current Expected Credit Losses

The Company applies the Current Expected Credit Loss standard ("CECL Standard") for recording instruments measured at amortized cost, including loan receivables and off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments). In accordance with the CECL Standard, the Company records an allowance for credit losses on the loan portfolio on a collective basis by assets with similar risk characteristics. Where assets cannot be classified with other assets due to dissimilar risk characteristics, the Company assessed these assets on an individual basis.

The CECL Standard requires an entity to consider historical loss experience, current conditions, and a reasonable and supportable forecast of the economic environment. The Company utilizes a loss-rate approach for estimating current expected credit losses. In accordance with the loss-rate method, an adjusted historical loss rate is applied to the amortized cost of an asset or pool of assets at the balance sheet date.

In determining the CECL allowance, we considered various factors including (i) historical loss experience in our portfolio (ii) current performance of the US residential housing market, (iii) future expectations of the US residential housing market, and (iv) future expectations of short-term macroeconomic environment. Management estimates the allowance for credit losses using relevant information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. We utilize a reasonable and supportable forecast period of 12 months. The allowance for credit losses is maintained at a level sufficient to provide for expected credit losses over the life of the loan based on evaluating historical credit loss experience and making adjustments to historical loss information applied to the current loan portfolio.

The Company made an accounting policy election to exclude "Interest receivable on loans to developers" from the amortized cost basis of loans in determining the CECL allowance, as any uncollected accrued interest receivable is written off in a timely manner. Refer to "Nonaccrual and Past Due Loans" above for a description of the Company's policies established to write-off interest.

Payments to holders of LROs or Georgia Notes, as applicable, depend on the payments received on the corresponding Loans; a reduction or increase of the expected future payments on Loans will decrease or increase the reserve for the associated LROs or Georgia Notes. The allowance calculated for Loans is accordingly applied as the reserve for LROs and Georgia Notes.

Refer to "Note 5 – Loans to Developers and Allowance for Expected Credit Losses" for further information regarding the CECL allowance and its calculation.

Other Real Estate Owned

Foreclosed assets acquired through or in lieu of loan foreclosure are held for sale and are initially recorded at fair value less estimated selling costs. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs of improvements are capitalized up to the fair value of the property, whereas costs relating to holding foreclosed assets and subsequent adjustments to the value are charged to operations. The other real estate owned balance is presented within "Other Current Assets" on the Company's Consolidated Balance Sheet and has a balance of approximately $11,218,000 and $4,120,000 as of December 31, 2023, and 2022, respectively.

Software Development Costs

Software development costs primarily include internal and external labor expenses incurred to develop the software that powers the Company's website. Certain costs incurred during the application development stage are capitalized based on specific activities tracked, while costs incurred during the preliminary project stage and post-implementation and operation stages are expensed as incurred. Capitalized software development costs are amortized over the estimated useful life of the related software. The Company recognized approximately $1,794,074 and $1,129,000 in expense related to amortization of software development costs for the years ended December 31, 2023, and 2022, respectively.

Property and Equipment

Property and equipment consists of computer equipment, furniture and fixtures, leasehold improvements, and office equipment. Property and equipment is stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the life of the lease or the useful life of the improvements. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

Depreciation is computed using the following estimated useful lives:

Computer equipment	3 years
Software and website development costs	3 years
Office equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	5 years

Impairment of Long-Lived Assets

Long-lived assets, such as computer equipment, office equipment, furniture and fixtures, intangible assets, and software and website development costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized for an amount by which the carrying amount of the asset exceeds the fair value of the asset.

Intangible Assets

Intangible assets consist of the Company's domain names. Intangible assets are being amortized over a 15-year period, their estimated useful lives, on a straight-line basis. The Company recognized approximately $2,000 in amortization expense during the years ended December 31, 2023, and 2022.

Equity Offering Costs

The Company accounts for offering costs in accordance with Accounting Standard Codification ("ASC"), ASC 340, *Other Assets and Deferred Costs*. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

For the year ended December 31, 2023, there were no offering costs issued in connection with the issuance of equity offerings.

For the year ended December 31, 2022, offering costs of approximately $78,698 and $157,082 incurred in connection with the issuance of Series B-2 preferred stock and Series B-3 preferred stock, respectively, were deferred and charged against the gross proceeds of the offering in stockholders' equity.

Deferred Revenue

Deferred revenue consists of origination fee payments received in advance of revenue recognized. The deferred revenue balance is presented within "Accounts Payable and Accrued Expenses" on the Company's Consolidated Balance Sheet and has a balance of approximately $3,593,536 and $3,120,552 as of December 31, 2023, and 2022, respectively.

Advertising Costs

The cost of advertising is expensed as incurred and presented within "Marketing and promotions" expenses in the Consolidated Statements of Operations. The Company incurred approximately $1,364,819 and $2,922,487 in advertising costs during the years ended December 31, 2023, and 2022, respectively.

Rent Expense

The Company recognizes rent expense on a straight-line basis over the term of the lease. The difference between rent expense and rent paid is recorded as deferred rent in the Consolidated Balance Sheets as a component of "Other liabilities". Rent expense is presented within "General and administrative" expenses in the Consolidated Statements of Operations. The Company incurred approximately $420,742 and $456,427 in rent expense for office facilities during the years ended December 31, 2023, and 2022, respectively.

Share-Based Compensation

The Company recognizes as expense non-cash compensation for all stock-based awards for which vesting is considered probable. Such stock-based awards include stock options and warrants issued as compensation to employees and nonemployees. Non-cash compensation is measured at fair value on the grant date and expensed ratably over the vesting term. The fair value of each stock option and warrant is estimated using the Black-Scholes option pricing model.

Income Taxes

Deferred tax assets and liabilities are determined based on the temporary differences between the Consolidated Financial Statements carrying amounts and the tax basis of assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates.

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the Consolidated Financial Statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

The determination of recording or releasing income tax valuation allowance is made, in part, pursuant to an assessment performed by management regarding the likelihood that the Company will generate future taxable income against which benefits of its deferred tax assets may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to its ability to generate taxable income in future periods.

NOTE 2:   RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)* ("ASU 2016-02"), which requires lessees to recognize most leases on the balance sheet as a lease liability and corresponding right-of-use asset. Further clarification of this guidance was subsequently provided by FASB through the issuance of ASU 2018-10, *Codification Improvements to Topic 842, Leases* ("ASU 2018-10"), in July 2018 and the issuance of ASU 2018-11, *Leases (Topic 842): Targeted Improvements* ("ASU 2018-11"), in July 2018. The guidance in these pronouncements was effective for the Company for the year ended December 31, 2022.

During 2023, the Company evaluated the impact of adopting ASC Topic 842, *Leases* ("ASC 842") and determined the impact to be immaterial on the overall consolidated financial results and Consolidated Financial Statements of the Company. As such, we have elected not to apply the recognition requirements under ASC 842 and have not recognized an ROU asset or liability on the Company's Consolidated Balance Sheet as of December 31, 2023. The Company continues to recognize the expense related to this lease on a straight-line basis over the remaining lease term, presented within the Consolidated Statement of Operations at December 31, 2023.

In December 2019, the FASB issued Accounting Standards Update 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes* ("ASU 2019-12"). The amendments in this update simplify the accounting for income taxes by removing certain exceptions in Topic 740 and introducing other changes intended to clarify and improve existing guidance. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2020; for all other entities, the amendments are effective for fiscal years beginning after December 15, 2021. The Company adopted ASU 2019-12 on the effective date of January 1, 2022. The amendments were applied on a prospective basis and the adoption did not have a significant impact on the Company's financial results or the Consolidated Financial Statements contained herein.

In August 2020, the FASB issued Accounting Standards Update 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40)* ("ASU 2020-06"). The amendments in this update simplify the accounting for convertible interest by removing the requirement to separately account for an embedded conversion feature from the host contract in certain instances. The guidance is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company is evaluating the impact that the implementation of this standard will have on the Company's Consolidated Financial Statements.

In March 2022, the FASB issued Accounting Standards Update 2022-02, *Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*. The amendments in this update eliminate the accounting guidance for TDRs by creditors in Subtopic 310-40, *Receivables—Troubled Debt Restructurings by Creditors*, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. For public business entities, the amendments in this update require that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, *Financial Instruments—Credit Losses—Measured at Amortized Cost*, or entities that have adopted the amendments in Update 2016-13. The amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is evaluating the impact that the implementation of this standard will have on the Company's Consolidated Financial Statements.

NOTE 3:   RECLASSIFCATION ADJUSTMENTS

During the preparation of these audited financial statements, management performed certain reclassifications to historical financial statement line item presentation in order to conform historical information with the financial statement line item presentation adopted in the current year. The reclassifications made to historical information include the following:

Restricted Cash and Limited Recourse Obligations

Balance Sheet As of December 31, 2022	Before Reclassification		Reclassification		After Reclassification
Restricted cash	$	-	$	30,463,316 (a)	$	30,463,316
Limited recourse obligations		139,296,385		30,463,316 (a)		169,759,691

   (a) Represents the reclassification of cash committed by investors in LROs, not yet disbursed to developers from Limited recourse obligations to Restricted cash

Net Interest Income and Interest Expense

Statement of Operations As of December 31, 2022	Before Reclassification		Reclassification	After Reclassification
Interest income	$	28,234,268	$ 28,234,268 (b)	$ -
Interest expense		(20,804,590)	(20,804,590)(c)	-
Net interest income on loans		-	14,001,987 (b,c)	14,001,987
Interest expense on notes		-	(6,572,309)(c)	(6,572,309)

   (b) Represents the reclassification of interest income into net interest income on loans, consisting of interest income earned on loans to developers.

   (c) Represents the reclassification of interest expense, splitting the expense between net interest income on loans and interest expense on notes. Interest expense on limited recourse obligations was reclassified to net interest income, and interest expense on the Company's notes payable was reclassified to interest expense on notes.

To ensure conformity and comparability of current period financial statement information and historical financial statement information throughout these financial statements as a whole, management has updated historical financial statement information presented within the note disclosures to represent historical financial statement line items after reclassification presented in the table above.

NOTE 4:   VARIABLE INTERST ENTITIES

In November 2021, the Company entered into a limited liability company agreement with two independent third parties, to form a joint venture, Groundfloor Jacksonville, LLC ("Jacksonville JV" or "JV"). The joint venture was formed to scale origination and investor activity in the fix-and-flip/buy-and-hold sector of the Jacksonville, Florida market by increasing the production of existing loan products offered by Groundfloor and its Affiliates and potentially developing new equity products.

On January 1, 2022, the Jacksonville JV commenced operations and the initial cash contributions were received from each the initial Members of the Jacksonville JV, in proportion to their relative Membership Interest in the JV.

At the time of the initial cash contribution by the Members of the Jacksonville JV, the Company conducted an analysis to determine whether the Jacksonville JV is a VIE, and if a VIE, an evaluation of whether the Company is the primary beneficiary. Under the provisions of *ASC 810, Consolidation*, we have determined that the Jacksonville JV is a VIE and the Company is the primary beneficiary, based on the power to direct the activities that most significantly impact the entity's economic performance. As such, the Company is required to consolidate the assets, liabilities, income and expenses of the Jacksonville JV within the accompanying Condensed Consolidated Financial Statements with a non-controlling interest for the third-party ownership of the joint venture's membership interests.

Accordingly, the Company accounted for the initial consolidation of the joint venture investment in accordance with the provisions of *ASC 805, Business Combinations*. At that time, the fair value of the Jacksonville JV's net assets was $30,000. As such, no gain or loss was recognized by the Company upon initial consolidation as the fair value of the net assets of the Jacksonville JV was equal to the Members initial cash contribution amounts.

The following table presents the assets and liabilities of the Jacksonville JV, included in the Condensed Consolidated Balance Sheet as of December 31, 2023, and 2022, respectively. The assets and liabilities presented below include only the third-party assets and liabilities of the consolidated VIE and excludes any intercompany balances, which were eliminated upon consolidation.

		December 31,		
		2023		**2022**
Assets:				
Cash	$	-	$	301,988
Loans to developers		34,265,091		43,624,441
Allowance for loans to developers		(923,008)		(729,196)
Interest receivable on loans to developers		4,105,624		3,040,727
Other current assets		5,821,486		236,000
Total assets	$	43,269,192	$	46,473,960
Liabilities:				
Accounts payable and accrued expenses		416,755		16,595
Total liabilities	$	416,755	$	16,595

NOTE 5: LOANS TO DEVELOPERS AND ALLOWANCE FOR EXPECTED CREDIT LOSSES

The Company provides financing to Developers for real estate-related loans. Real estate loans include loans for unoccupied single family or multifamily renovations and new constructions costing between $30,000 and $2,000,000, with maturities ranging from six to eighteen months.

The following table presents the carrying amount of "Loans to developers, net" by performance state as of December 31, 2023, and 2022, respectively:

		December 31,		
		2023		**2022**
Loan Performance State:				
Current	$	172,560,766	$	141,405,942
Workout		57,595,807		82,872,431
Fundamental Default		34,718,869		16,215,743
Amortized Cost	$	264,875,442	$	240,494,116
Less: Allowance for loan losses		(5,086,957)		(6,046,819)
Carrying amount as of December 31	$	259,788,485	$	234,447,297

Allowance for Loan Losses

In assessing the CECL allowance, we consider historical loss experience, current conditions, and a reasonable and supportable forecast of the microeconomic and macroeconomic environment. We derived an annual historical loss rate based on the Company's historical loss experience in our portfolio and adjusted this rate to reflect our expectations of the future environment based on forecasted data points relative to our loan portfolio.

The CECL allowance decreased from December 31, 2022, to December 31, 2023. The decrease is driven by management's historical loss performance and assessment of microeconomic and macroeconomic conditions as of December 31, 2023.

The following tables present analyses of the allowance for credit losses by portfolio segment for the years ended December 31, 2023, and 2022:

	Balance
Allowance for loan losses, December 31, 2022	$ 6,046,819
Loan allowance charged off	(2,349,678)
Provision for losses	1,389,816
Recoveries	-
Allowance for loan losses, December 31, 2023	$ 5,086,957

	Balance
Allowance for loan losses, December 31, 2021	$ 3,164,650
Loan allowance charged off	(1,046,142)
Provision for losses	3,928,311
Recoveries	-
Allowance for loan losses, December 31, 2022	$ 6,046,819

Portfolio Segmentation

Management monitors the performance of loans within its portfolio by internally assigned grades and by year of origination. All loans originated by the Company are collateralized against residential real estate, and consistent across many key segmentation considerations such as borrower type, industry, financial asset type, loan term, and loan size. As such, in determining the Company's application of the CECL standard management developed its allowance by evaluating historical losses and applying those adjusted losses to segments of the portfolio with which similar risk characteristics exist.

In assessing estimated credit losses, the segmentation variable used by management includes internal grades assigned to loans at origination. The Groundfloor underwriting team undertakes an assessment of each project and the proposed terms of the underlying loan to finalize the pricing terms (interest rate, maturity, repayment schedule, etc.) that the Company will accept. Groundfloor uses its proprietary Grading Algorithm to assign one of seven letter grades, from A to G, to each Project. The letter grade generally reflects the overall risk of the Loan. The Grading Algorithm factors in the following indicators that take into account the valuation and strength of a particular project and the experience and risk profile of the Borrower.

The relevant factors included within the algorithm that correlate with how well management believes the loan will perform include financial risk (loan to ARV ratio), underwriting risk (quality of valuation report, borrower credit quality and experience), borrower stake (commitment and skin-in-the game), as well as geographic location.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table presents "Loans to developers" carrying amount of our loan portfolio by portfolio segment and vintage of origination as of December 31, 2023:

	Year Originated					
	2023	2022	2021	2020	2019	Total
Loan grades:						
A	$ 4,951,408	$ 743,260	$ 1,725,974	$ -	$ -	$ 7,420,642
B	29,820,171	7,097,709	1,466,981	-	71,880	38,456,741
C	91,123,972	50,393,111	11,997,204	-	495,194	154,009,481
D	33,938,293	22,466,240	3,550,243	-	87,457	60,042,233
E	1,692,251	1,934,087	587,721	-	-	4,214,059
F	-	-	-	-	-	-
G	732,286	-	-	-	-	732,286
Amortized Cost	$162,258,381	$82,634,406	$ 19,328,123	$ -	$654,532	$264,875,442
Less: Allowance for loan losses						(5,086,957)
Carrying Amount as of December 31, 2023						$259,788,485

Credit Quality Monitoring

The Company uses three performance states to better monitor the credit quality of outstanding loans. Outstanding loans are characterized as follows:

Current – This status indicates that no events of default have occurred, all payment obligations have been met or none are yet triggered.

Workout – This status indicates there has been one or more payment defaults on the Loan and the Company has negotiated a modification of the original terms that does not amount to a fundamental default.

Fundamental Default – This status indicates a Loan has defaulted and there is a chance the Company will not be able to collect 100% of the principal amount of the Loan by the extended payment date of the corresponding LROs or Georgia Notes.

All credit quality indicators were updated as of December 31, 2023.

The following table presents "Loans to developers" carrying amount of our loan portfolio by credit quality indicator and vintage of origination as of December 31, 2023:

	Year Originated					
	2023	2022	2021	2020	2019	Total
Loan performance state:						
Current	$161,398,308	$ 11,162,458	$ -	$ -	$ -	$172,560,766
Workout	407,647	53,659,609	3,528,551	-	-	57,595,807
Fundamental Default	452,426	17,812,339	15,799,572	-	654,532	34,718,869
Amortized Cost	$162,258,381	$ 82,634,406	$ 19,328,123	$ -	$ 654,532	$264,875,442
Less: Allowance for loan losses						(5,086,957)
Carrying Amount as of December 31, 2023						$259,788,485

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Nonaccrual and Past Due Loans

A Loan is placed on nonaccrual status when, in management's judgment, the collection of the interest income appears doubtful. Loans placed in nonaccrual status stop accruing interest and, if collectability of interest is sufficiently doubtful, "Interest receivable on loans to developers" that has been accrued and is subsequently determined to have doubtful collectability is charged to "Interest income" and the corresponding "Accrued interest on limited recourse obligations" that has been accrued and is subsequently determined to have doubtful collectability is charged to "Interest expense." Interest income on Loans that are classified as nonaccrual is subsequently applied to principal until the Loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. As of December 31, 2023, the Company placed Loans of approximately $50,141,640 recorded to "Loans to developers" on nonaccrual status. The Company has written off approximately $1,639,578 of interest receivable in the current period. The Company has $18,224,020 of Loans that are 90 days or more past due, but are not on nonaccrual status as of December 31, 2023

The following table presents an aging analysis of past due Loans as of December 31, 2023, and 2022:

	Amortized Cost	Allowance for Loan Losses	Loans to Developers, Net
Aging schedule:			
Current	$ 174,058,386	(2,117,260)	171,941,126
Less than 90 days past due	28,386,592	(590,961)	27,795,631
More than 90 days past due	62,430,464	(2,378,736)	60,051,728
Total as of December 31, 2023	$ 264,875,442	(5,086,957)	259,788,485

	Amortized Cost	Allowance for Loan Losses	Loans to Developers, Net
Aging schedule:			
Current	$ 143,472,561	$ (1,455,837)	$ 142,016,724
Less than 90 days past due	41,160,208	(812,196)	40,348,012
More than 90 days past due	55,861,347	(3,778,786)	52,082,561
Total as of December 31, 2022	$ 240,494,116	$ (6,046,819)	$ 234,447,297

The following is a summary of information pertaining to nonaccrual loans as of December 31, 2023:

	Balance
Nonaccrual loans	$ 76,593,077
Interest income recognized on nonaccrual loans	$ 1,992,728

The following is a summary of information pertaining to nonaccrual loans as of December 31, 2022:

	Balance
Nonaccrual loans	$ 35,672,783
Interest income recognized on nonaccrual loans	$ 5,714,335

NOTE 6:   OTHER CURRENT ASSETS

"Other current assets" as of December 31, 2023, and 2022, consists of the following:

	2023	2022
Investments in real estate (1)	$ 3,025,691	$ -
Due from related party (2)	303,333	285,300
Advances receivable (3)	122,222	-
Other	130,306	1,098,172
Other current assets	3,581,552	1,383,472

(1) Investments in real estate are investments in the renovation or development of real estate. These investments are carried at cost basis. As of December 31, 2023, and 2022 the Company also has non-current investment amount of $1,280,623 and $0, respectively. The noncurrent portion is reflected within the financial statement line item "Other assets" within the Company's Consolidated Balance Sheets.
(2) Loan and accrued interest receivable from related parties. Refer to Note 13 – Related Party Transactions.
(3) Represents Groundfloor's cash advances made to developers. As of December 31, 2023, and 2022 the Company also has non-current advances receivable in the amount of $5,383,806 and $0, respectively. The noncurrent portion of advances receivable is recorded within the financial statement line item "Other assets" within the Company's Consolidated Balance Sheets.

NOTE 7:   PROPERTY, EQUIPMENT, SOFTWARE, WEBSITE AND INTANGIBLE ASSETS, NET

"Property, equipment, software, website development costs, and intangible assets, net" at December 31, 2023 and 2022, consists of the following:

	2023	2022
Software and website development costs	$ 8,584,844	$ 6,349,726
Furniture and fixtures	212,251	212,251
Computer equipment	169,645	169,645
Leasehold improvements	29,942	29,942
Office equipment	44,748	44,748
Domain names	30,000	30,000
Total property, equipment, software, website and intangible assets	9,071,430	6,836,312
Less: accumulated depreciation and amortization	(5,614,604)	(3,749,522)
Property, equipment, software, website and intangible assets, net	$ 3,456,826	$ 3,086,790

Depreciation and amortization expense on "Property, equipment, intangible assets, software, and website development costs, net" for the years ended December 31, 2023, and 2022 was approximately $1,865,081 and $1,226,991, respectively. Amortization of software and website development costs is included as a component of "Development" and depreciation of property, equipment, and intangible assets is included as a component of "General and administrative" in the Consolidated Statements of Operations.

NOTE 8:   ACCOUNTS PAYABLE AND ACCRUED EXPENSES

"Accounts payable and accrued expenses" at December 31, 2023 and 2022, consists of the following:

	2023	2022
Deferred loan origination fees	$ 4,046,957	$ 3,120,552
Trade accounts payable	666,295	557,754
Accrued employee compensation	573,747	107,626
Accrued interest expense (1)	231,362	534,771
Other	24,546	14,834
Accounts payable and accrued expenses	$ 5,542,907	$ 4,335,534

(1) "Accrued interest expense" includes interest related to corporate debt instruments as described in Note 8.

NOTE 9:   DEBT

2021 Subordinated Convertible Notes

From August 2021 to November 2021, the Company issued subordinated convertible notes (the "2021 Subordinated Convertible Notes") to Investors for total proceeds of $5,000,000. The 2021 Subordinated Convertible Notes bear interest at the rate of 12% per annum. The outstanding principal and all accrued but unpaid interest is due and payable on the earlier of August 31, 2023, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the "Maturity Date"). In the event of a closing of a preferred stock financing with gross proceeds of at least $20,000,000 ("Qualified Preferred Financing") prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of preferred stock issued in the financing at a price per share equal to 90% of the offering price per share in the Qualified Preferred Financing. At any time after six months after the issuance of a 2021 Subordinated Convertible Note, the investor may convert all or a portion of the outstanding principal and accrued interest into shares of common stock at 90% of the per share price of common stock at the time of conversion, as reasonably determined by the Board. Because of the contractual right of noteholders to convert their holdings to common stock at a discount to fair value, the Company determined that the 2021 Subordinated Convertible Notes contain a beneficial conversion feature. The Company recognized this beneficial conversion feature as a debt discount and component of additional paid-in capital at the in-the-money amount of approximately $555,556 at the time of issuance. The discount is being amortized to interest expense until the earlier of maturity or exercise of the conversion option. For the years ended December 31, 2023, and 2022, respectively, approximately $142,636 and $348,147 was amortized to "Interest expense on corporate debt instruments" in the Consolidated Statements of Operations.

In 2022, certain holders of 2021 Subordinated Convertible Notes converted their holdings into common stock. Pursuant to these terms, Noteholders converted $1,261,170 in principal and approximately $81,410 in accrued interest into 48,394 shares of common stock at a conversion price of $27.74, a 10% discount to the per share price of common stock at the time of conversion.

In 2023, certain holders of the 2021 Subordinated Convertible Notes converted their holdings into common stock. Noteholders converted $180,330 in principal and approximately $32,880 in accrued interest into 5,877 shares of common stock at a conversion price of $39.51, a 10% discount to the per share price of common stock at the time of conversion.

In August 2023, the Company repaid the remaining principal of $3,558,500 and accrued but unpaid interest of $794,277 related to the notes related to the 2021 Subordinated Convertible Notes. Therefore, principal of $0 and $3,738,830 on the 2021 Subordinated Convertible Notes, net of an unamortized discount of approximately $0 and $142,636, was outstanding as of December 31, 2023 and 2022, respectively. Accrued interest on the 2021 Subordinated Convertible Notes, presented within "Accounts payable and accrued expenses" in the Company's Consolidated Balance Sheets, was approximately $0 and $534,771 as of December 31, 2023 and 2022, respectively. The interest expense related to the 2021 Subordinated Convertible Notes for the year ended December 31, 2023 and 2022, was $291,366 and $492,537, respectively, and included within "Interest expense on corporate debt instruments".

2023 Subordinated Convertible Notes

From August 2023 to December 2023, the Company issued subordinated convertible notes (the "2023 Subordinated Convertible Notes") to Investors for total proceeds of $7,631,595. The 2023 Subordinated Convertible Notes bear interest at the rate of 12.5% per annum. The outstanding principal and all accrued but unpaid interest is due and payable on the earlier of August 24, 2025, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the "Maturity Date"). In the event of a closing of a preferred stock financing with gross proceeds of at least $20,000,000 ("Qualified Preferred Financing") prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of preferred stock issued in the financing at a price per share equal to 90% of the offering price per share in the Qualified Preferred Financing. At any time after April 1, 2024, the investor may convert all or a portion of the outstanding principal and accrued interest into shares of common stock at 90% of the per share price of common stock at the time of conversion, as reasonably determined by the Board. Because of the contractual right of noteholders to convert their holdings to common stock at a discount to fair value, the Company determined that the 2023 Subordinated Convertible Notes contain a beneficial conversion feature. The Company recognized this beneficial conversion feature as a debt discount and component of additional paid-in capital at the in-the-money amount of approximately $847,955 at the time of issuance. The discount is being amortized to interest expense until the earlier of maturity or exercise of the conversion option. For the years ended December 31, 2023 approximately $80,902 as amortized to "Interest expense on corporate debt instruments" in the Consolidated Statements of Operations.

Principal of $7,631,595 on the 2023 Subordinated Convertible Notes, net of an unamortized discount of approximately $767,053 was outstanding as of December 31, 2023. Accrued interest on the 2023 Subordinated Convertible Notes, presented within "Accounts payable and accrued expenses" in the Company's Consolidated Balance Sheets, was approximately $177,097 as of December 31, 2023. The related interest expense of $177,097 is included within "Interest expense on corporate debt instruments" for the year ended December 31, 2023.

2023 Mezzanine Subordinated Convertible Notes

From August 2023 to December 2023, the Company issued mezzanine subordinated convertible notes (the "2023 Mezzanine Convertible Notes") to Investors for total proceeds of $2,297,974. The 2023 Mezzanine Convertible Notes bear interest at the rate of 10.5% per annum. The outstanding principal and all accrued but unpaid interest is due and payable in 19 equal quarterly installments beginning on April 1, 2024 and thereafter on the first day following the end of each fiscal quarter, such that the 2023 Mezzanine Convertible Notes shall be repaid the earlier of October 1, 2028, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the "Maturity Date"). In the event of a closing of a preferred stock financing with gross proceeds of at least $20,000,000 ("Qualified Preferred Financing") prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of preferred stock issued in the financing at a price per share equal to 90% of the offering price per share in the Qualified Preferred Financing. At any time after April 1, 2024, the investor may convert all or a portion of the outstanding principal and accrued interest into shares of common stock at 90% of the per share price of common stock at the time of conversion, as reasonably determined by the Board. Because of the contractual right of noteholders to convert their holdings to common stock at a discount to fair value, the Company determined that the 2023 Mezzanine Convertible Notes contain a beneficial conversion feature. The Company recognized this beneficial conversion feature as a debt discount and component of additional paid-in capital at the in-the-money amount of approximately $255,330 at the time of issuance. The discount is being amortized to interest expense until the earlier of maturity or exercise of the conversion option. For the years ended December 31, 2023 approximately $11,635 as amortized to "Interest expense on corporate debt instruments" in the Consolidated Statements of Operations.

Principal of $2,297,595 on the 2023 Mezzanine Convertible Notes, net of an unamortized discount of approximately $243,696 was outstanding as of December 31, 2023. Accrued interest on the 2023 Mezzanine Convertible Notes, presented within "Accounts payable and accrued expenses" in the Company's Consolidated Balance Sheets, was approximately $54,265 as of December 31, 2023. The related interest expense of $54,265 is included within "Interest expense on corporate debt instruments" for the year ended December 31, 2023.

Groundfloor Notes

During the years ended December 31, 2023, and 2022, the Company entered into various secured promissory notes, (the "Groundfloor Notes"), with Investors. The Groundfloor Notes are used for the purpose of the Company to originate, buy, and service loans for the purpose of building, buying, or rehabilitating single family and multifamily structures, or buying land, for commercial purposes. The Groundfloor Notes are issued and secured by the assets of Groundfloor Real Estate 2 LLC, a wholly owned subsidiary of Groundfloor Finance, Inc. As collateral security for Groundfloor Notes, the Company granted first priority security interest in all the loan assets of its wholly owned subsidiary, Groundfloor Real Estate 2 LLC, subject to certain exceptions.

During the years ended December 31, 2023, and 2022, respectively, there were 56 and 97 notes entered into with stated interest rates ranging from 2.5% to 12.5% and with terms ranging from 30 days to 24 months. The principal sum of $32,080,873 and $43,135,300 remains outstanding as of December 31, 2023, and 2022, respectively, and is presented in "Short-term notes payable" on the Company's Consolidated Balance Sheets. The principal sum of $6,922,900 and $22,325,700 remains outstanding as of December 31, 2023, and 2022, respectively, and is presented in "Long-term notes payable" on the Company's Consolidated Balance Sheets.

Interest expense incurred on Groundfloor Notes, presented within "Interest expense" on the Company's Consolidated Statement of Operations, was $5,124,154 and $4,507,391 for the years ended December 31, 2023, and 2022, respectively. Accrued interest on the Groundfloor Notes, presented within "Accrued interest on limited recourse obligations" in the Company's Consolidated Balance Sheets, was approximately $3,149 and $65,400 at December 31, 2023 and 2022, respectively.

Stairs Notes

During the years ended December 31, 2023, and 2022, the Company entered into various secured promissory notes, (the "Stairs Notes"), with Investors. The Stairs Notes are issued and secured by the assets of Groundfloor Yield LLC, a wholly owned subsidiary of Groundfloor Finance, Inc. Investors in Stairs Notes do not directly invest in Loans held by the Company; rather, the Stairs Notes are general obligations of the Company, and the proceeds thereof will be used primarily to originate, buy, and service loans for the purpose of building, buying, or rehabilitating single family and multifamily structures, or buying land, for commercial purposes. As collateral security for Stairs Notes, the Company granted first priority security interest in all the loan assets of its wholly owned subsidiary, Groundfloor Yield LLC, subject to certain exceptions.

During the years ended December 31, 2023 and 2022, there were a total of 733 and 1,017 notes, respectively, entered into, each with a stated interest rate of 4.0% to 7.25% and term of 5 days to 24 months. The principal sum of $76,500,029 and $44,325,580 remained outstanding as of December 31, 2023, and 2022, respectively, and is presented in "Short-term notes payable" on the Company's Consolidated Balance Sheets. The principal sum of $16,104,000 and $0 remains outstanding as of December 31, 2023, and 2022, respectively, and is presented in "Long-term notes payable" on the Company's Consolidated Balance Sheets. Accrued interest on the stairs notes, presented within "Accrued interest on limited recourse obligations" in the Company's Consolidated Balance Sheets, was approximately $183,781 and $0 at December 31, 2023 and 2022, respectively

Interest paid to Stairs investors totaled $4,582,337 and $2,064,918 for the years ended December 31, 2023 and 2022, respectively and is presented within "Interest expense" on the Company's Consolidated Statement of Operations.

Paycheck Protection Program Loan

The Paycheck Protection Program ("PPP"), established by the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") and sponsored by the U.S. Small Business Administration ("SBA"), and is providing small businesses – sole proprietors, independent contractors, and, with certain industry exceptions, businesses with fewer than 500 employees – the opportunity to apply for a loan of up to $10 million to cover up to eight weeks of payroll costs, including benefits. Funds may also be used to cover interest on mortgage obligations, leases, and utilities incurred or in place before February 15, 2020. Based on current SBA guidance, PPP loans can be forgiven as long as (i) loan proceeds are used for covered expenses, (ii) full-time employee headcount is maintained during the eight-week period covered by the PPP loan, (iii) compensation for employees who earned less than $100,000 on an annualized basis in 2019 is not reduced by more than 25% during the covered period, and (iv) not more than 40% of the amount forgiven may be for non-payroll costs.

In April 2020, the Company obtained an $829,100 loan under the PPP ("First PPP Loan"). The Company used the First PPP Loan proceeds to cover payroll costs, rent and utilities in accordance with the relevant terms and conditions of the CARES Act. The First PPP loan was fully forgiven in March 2021.

In April 2021, the Company obtained a second loan under the PPP ("Second PPP Loan") for $829,000. The Company used the Second PPP Loan proceeds to cover payroll costs, rent and utilities in accordance with the relevant terms and conditions of the CARES Act.

In August 2021, the Company submitted an application for 100% loan forgiveness related to the Second PPP Loan received in 2021 through the Paycheck Protection Program.

In May 2022, the Company received notice that our request for forgiveness was approved, and our Second PPP Loan principal and interest were deemed paid in full. Upon the forgiveness of our obligations of the Second PPP Loan promissory note, a gain was recognized of $829,000 in "Other income (expense)" on the Consolidated Statement of Operations for the year ended December 31, 2022.

The Company's Second PPP Loan balance, presented within "Short-term notes payable" in the Company's Consolidated Balance Sheets, was $0 and $0 as of December 31, 2023, and 2022, respectively.

NOTE 10:   STOCKHOLDERS' EQUITY (DEFICIT)

Capital Structure

Authorized Shares - As of December 31, 2023, the Company is authorized to issue 30,000,000 shares of no par value common stock and 20,000,000 shares of no par value preferred stock. The preferred stock has been designated as Series B-2 Preferred Stock (the "Series B-2), consisting of 243,348 shares, Series A Preferred Stock (the "Series A"), consisting of 747,373 shares, Series B Preferred Stock (the "Series B"), consisting of 441,940 shares, Series Seed Preferred Stock (the "Series Seed"), consisting of 568,796 shares, Series B-3 Preferred Stock (the "Series B-3"), consisting of 230,000 shares, (collectively, "Preferred Stock").

Common Stock Transactions

In 2018, the Company launched an offering of its common stock under Tier 2 of Regulation A pursuant to an offering statement on Form 1-A qualified by the SEC (the "2018 Common Stock Offering"). The Company offered up to 500,000 shares of common stock at $10 per share, with a minimum investment of $100, or ten shares of common stock. The aggregate initial offering price of the common stock will not exceed $5,000,000 in any 12-month period, and there is no minimum offering amount. The Company may issue up to 30,000 additional bonus shares. The 2018 Common Stock Offering closed on July 31, 2018. During the 2018 Common Stock Offering, the Company issued 437,917 shares of common stock for gross proceeds of $4,228,700. The Company incurred offering costs of approximately $125,000 related to the 2018 Common Stock Offering.

In conjunction with the 2018 Common Stock Offering, certain holders of Restated Subordinated Convertible Notes converted their outstanding principal and accrued interest into common stock at a contractually agreed upon 10% discount to the offered price. In 2018, approximately $278,000 in notes principal and accrued interest were converted into 30,847 shares of common stock. In 2019, approximately $1,289,000 in notes principal and accrued interest were converted into 143,223 shares of common stock.

In 2018, the Company entered into a common stock purchase agreement for private placement of 125,000 shares of the Company's common stock for gross proceeds of $1,500,000.

In 2019, the Company launched an offering of its common stock under Tier 2 of Regulation A pursuant to an offering statement on Form 1-A qualified by the SEC (the "2019 Common Stock Offering"). The Company offered up to 900,000 shares of common stock at $15.00 per share, with a minimum investment of $150, or 10 shares of common stock. According to the terms of the offering statement, the aggregate initial offering price of the common stock will not exceed $13,500,000 in any 12-month period, and there is no minimum offering amount. The Company may issue up to 30,000 additional bonus shares through an incentive program available to investors who had provided a previous indication of interest in investing in the Company. The 2019 Common Stock Offering closed on a rolling basis from January 2019 to July 2019. As a result of the offering, the Company received gross proceeds of approximately $3,115,000 in exchange for the issuance of 214,535 shares of common stock, including 6,800 bonus shares issued through the incentive program described above. The proceeds are presented in the Consolidated Balance Sheets as a component of stockholders' equity, net of direct offering costs of approximately $42,000 incurred.

In conjunction with the 2019 Common Stock Offering, certain holders of Restated Subordinated Convertible Notes converted their outstanding principal and accrued interest into common stock at a contractually agreed upon 10% discount to the offered price. In 2019, approximately $60,000 in notes principal and accrued interest were converted into 4,440 shares of common stock.

In 2020, the Company launched an offering of its common stock under Tier 2 of Regulation A pursuant to an offering statement on Form 1-A qualified by the SEC (the "2020 Common Stock Offering"). Participation in the 2020 Common Stock Offering was limited to existing shareholders. The Company offered shares of common stock at $17.50 per share, with a minimum investment of $175, or 10 shares of common stock. According to the terms of the offering statement, the aggregate initial offering price of the common stock will not exceed $5,000,000 in any 12-month period, and there is no minimum offering amount. As a result of the offering, the Company received gross proceeds of approximately $539,000 in exchange for the issuance of 30,794 shares of common stock.

In 2022, the third-party investor, in conjunction with the purchase of shares of the Company's newly issued Series B-2 Preferred Stock, executed an additional purchase of 60,765 shares of the Company's common stock through direct, secondary transfer of shares owned by existing shareholders. Accordingly, the common stock transfers between existing shareholders and the third-party investor did not result in any cash proceeds received or issuance costs incurred by the Company. As such, the transfer of shares between the existing shareholders and third-party investor resulted in no impact to the Company's gross capitalization at December 31, 2022.

In 2022, 14,758 shares of Series Seed were converted to common stock.

In 2022, the Company launched an offering of its common stock under Tier 2 of Regulation A pursuant to an offering statement on Form 1-A qualified by the SEC (the "2022 Common Stock Offering"). Participation in the 2022 Common Stock Offering was limited to existing shareholders. The Company offered shares of common stock at $30.82 per share. As a result of the offering, the Company received gross proceeds of approximately $1,531,724 in exchange for the issuance of 49,700 shares of common stock.

In 2023, the Company launched an offering of its common stock (the "2023 Common Stock Offering") limited to existing shareholders. The Company offered shares of common stock at $43.90 per share, with a minimum investment of $439, or 10 shares of common stock. As a result of the offering, the Company received gross proceeds of approximately $1,288,000 in exchange for the issuance of 29,348 shares of common stock.

Preferred Stock Transactions

Series B-2

In 2022, the Company received gross proceeds of $5,833,262 in exchange for the issuance of 396,724 shares of Series B-2 Preferred Stock ("Series B-2 Preferred Stock"), presented net of offering costs of $78,698 in the Consolidated Balance Sheets as a component of stockholders' equity.

Series B

In 2020, the Company launched an offering of 548,546 shares of Series B Preferred Stock at $18.23 per share ("Series B Preferred Stock Offering"). According to the terms of the offering statement, the aggregate initial offering price of the Series B Stock will not exceed $10,000,000 in any 12-month period, and the Company will not execute sales of any securities under Regulation A that aggregate more than $50,000,000 in any twelve-month period.

Since the launch of the offering, the Company has offered its Series B Stock on a continuous basis directly through the Company website, and also on the online platform utilized by SI Securities, LLC located at www.seedinvest.com, to both accredited and non-accredited investors.

The offering closed July 2021. As a result of the offering, the Company has, as of December 31, 2021, received gross proceeds of approximately $7,232,279 in exchange for the issuance of 396,724 shares of Series B preferred stock, presented net of offering costs of $575,989 in the Consolidated Balance Sheets as a component of stockholders' equity. Pursuant to the offering, certain holders of 2019 Subordinated Convertible Notes converted their holdings into Series B Preferred Stock..

Series A

In 2015, the Company issued 709,812 shares of Series A to Investors for total proceeds of $4,748,705. In conjunction with the equity issuance, the Company converted all outstanding promissory notes payable and accrued interest totaling $251,295 into 37,561 shares of Series A.

Series Seed

During 2015 and 2014, the Company issued 201,146 and 91,259 shares, respectively, to Investors for total proceeds of $1,047,000 and $475,000. In conjunction with the equity issuance in 2014, the Company converted all outstanding convertible notes payable and accrued interest totaling $1,098,388 into 276,391 shares of Series Seed.

Series B-3

In 2022, the Company launched an offering of 230,000 shares of Series B-3 Preferred Stock at $43.90 per share ("Series B-3 Preferred Stock Offering"). Since the launch of the offering, the Company has offered its Series B-3 Preferred Stock on a continuous basis directly the online platform utilized by Wefunder Portal LLC located at www.wefunder.com, to both accredited and non-accredited investors.

The offering closed November 2022. As a result of the offering, the Company has, as of December 31, 2022, received gross proceeds of $2,294,402 in exchange for the issuance of 52,265 shares of Series B-3 Preferred Stock, presented net of offering costs of $157,082 in the Consolidated Balance Sheets as a component of stockholders' equity.

In January 2023, the Company received gross proceeds of $4,570 in exchange for the issuance of 104 shares of Series B-3 Preferred Stock.

The following is a summary of the rights and privileges of the Preferred Stockholders as of December 31, 2023, and 2022.

Voting - The holders of Preferred Stock are entitled to one vote for each share of common stock into which the preferred shares are convertible.

Liquidation - Upon any liquidation, dissolution, or winding up of the Company, the holders of Series B-2 shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Series B, Series A, Series Seed, Series B-3 or common stock, an amount per share equal to the greater of: i) the Series A original issue price of $30.82 per share, plus any dividends declared but unpaid, and ii) such amount per share as would have been payable had all shares of Series B-2 been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series B-2 the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series B-2 pro rata in accordance with their ownership thereof.

After payment in full of the Series B-2 preference amount, the Series B stockholders are entitled to a liquidation preference equal to the greater of: i) the Series B original issue price of $18.23 per share, plus any dividends declared but unpaid, or ii) such amount per share as would have been payable had all shares of Series B been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series B the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series B pro rata in accordance with their ownership thereof.

After payment in full of the Series B preference amount, the Series A stockholders are entitled to a liquidation preference equal to the greater of: i) the Series A original issue price of $6.69 per share, plus any dividends declared but unpaid, or ii) such amount per share as would have been payable had all shares of Series A been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series A the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series A pro rata in accordance with their ownership thereof.

After payment in full of the Series A preference amount, the Series Seed stockholders are entitled to a liquidation preference equal to the greater of: i) the Series Seed original issue price of $5.205 per share, plus any dividends declared but unpaid, or ii) such amount per share as would have been payable had all shares of Series Seed been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series Seed the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series Seed pro rata in accordance with their ownership thereof.

After payment in full of the Series Seed preference amount, the Series B-3 stockholders are entitled to a liquidation preference equal to the greater of: i) the Series B-3 original issue price of $43.90 per share, plus any dividends declared but unpaid, or ii) such amount per share as would have been payable had all shares of Series B-3 been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series B-3 the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series B-3 pro rata in accordance with their ownership thereof.

Any assets remaining after such preferential distribution shall be distributed to holders of the common stock.

Conversion - Shares of Preferred Stock are convertible into shares of common stock at the option of the holder at any time. The number of common stock shares for Preferred Stock can be determined by dividing the original issue price by the then-effective conversion price.

Mandatory Conversion - All outstanding shares of Preferred Stock shall automatically be converted into shares of common stock upon the closing of the sales of shares of common stock to the public, with gross proceeds to the Company of at least $20,000,000. All outstanding shares of Series B-2, Series B, Series A, Series Seed, and Series B-3 Stock shall automatically be converted into shares of common stock by the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series B-2, Series B, Series A, Series Seed, and Series B-3 Stock, respectively, each voting as a single class.

Dividends - All dividends shall be declared pro rata on the common stock and Preferred Stock on a pari passu basis according to the numbers of common stock held by such holders on an as converted basis.

NOTE 11:   STOCK OPTIONS AND WARRANTS

Stock Options

In August 2013, the Company adopted the 2013 Stock Option Plan (the "Plan"). The Plan provides incentives to eligible employees, officers, and directors in the form of incentive stock options, non-qualified stock options, and restricted stock awards. The Company may also grant other stock-based awards under the Plan, including performance-based awards. The Company has reserved a total of 950,000 shares of common stock for issuance under the Plan. Of these shares, 215,077 shares are available for future stock option grants as of December 31, 2023.

In January 2022, the Company amended the "Plan" to increase the number of shares of common stock reserved for issuance from 400,000 as it existed at December 31, 2021, to 950,000 shares.

The Board of Directors has the authority to administer the Plan and determine, among other things, the interpretation of any provisions of the Plan, the eligible employees who are granted options, the number of options that may be granted, vesting schedules, and option exercise prices. The Company's stock options have a contractual life not to exceed ten years. The Company issues new shares of common stock upon exercise of stock options.

Due to limited historical data, the Company estimates stock price volatility based on the actual volatility of comparable publicly traded companies over the expected life of the option. The expected term represents the average time that options that vest are expected to be outstanding. The expected term for options granted to non-employees is the contractual life. The risk-free rate is based on the United States Treasury yield curve for the expected life of the option.

Management used the Black-Scholes-Merton option pricing model to determine the fair value of options issued during the years ended December 31, 2023, and 2022.

The assumptions used to calculate the fair value of stock options granted are as follows:

For the Year Ended December 31, 2023	Employees
Estimated dividend yield	- %
Expected stock price volatility	50.0%
Risk-free interest rate	3.6 – 4.8%
Expected life of options (in years)	6.25
Weighted-average fair value per share	$ 14.89

For the Year Ended December 31, 2022	Non-Employees	Employees
Estimated dividend yield	- %	- %
Expected stock price volatility	55.0%	50.0%
Risk-free interest rate	1.8 – 2.7%	1.7 – 4.3%
Expected life of options (in years)	10.0	6.25
Weighted-average fair value per share	$ 18.99	$ 14.89

The following summarizes the stock option activity for the years ended December 31, 2023, and 2022:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of December 31, 2021	416,936	$ 10.08		
Exercised	(1,967)	12.76		
Terminated	(56,738)	26.62		
Granted	371,234	22.55		
Outstanding as of December 31, 2022	729,465	$ 15.13		
Exercised	(13,012)	2.52		
Terminated	(65,935)	20.17		
Granted	43,240	38.57		
Outstanding as of December 31, 2023	693,758	$ 16.36	6.3	$19,051,000
Exercisable as of December 31, 2023	382,713	10.63	4.7	12,809,000
Expected to vest after December 31, 2023	311,045	$ 23.79	8.2	$5,953,000

The following table summarizes certain information about all stock options outstanding as of December 31, 2023:

Exercise Price	Number of Options Outstanding	Weighted-Average Remaining Contractual Life (In Years)	Number of Options Exercisable
$ 0.67	56,000	0.1	56,000
1.87	35,000	1.6	35,000
2.40	65,127	3.3	65,127
3.99	10,000	0.8	10,000
10.00	11,225	4.7	11,225
12.00	32,251	5.0	32,251
15.00	18,750	5.6	16,199
17.50	54,726	6.9	45,182
19.20	325,699	8.0	108,058
30.80	15,143	9.2	3,195
30.82	36,046	8.5	2,779
43.90	33,791	9.6	204
	693,758		385,220

As of December 31, 2023, there was approximately $1,429,700 of total unrecognized compensation cost related to stock option arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.0 years. The total intrinsic value of stock option awards exercised was approximately $659,281. during the fiscal year ended December 31, 2023.

The Company recorded approximately $61,642 and $46,050 in non-employee and $569,259 and $470,587 in employee share-based compensation expense during 2023 and 2022, respectively.

Performance-Based Grants

During 2021, the Company granted performance-based awards to employees that entitled the recipients to earn up to 162,500 shares, if certain performance criteria are achieved over a three-year period. The actual number of shares to be issued will be determined by when performance criteria are met during the three-year period. The performance-based awards granted are based upon the Company's ability to achieve certain investor customer acquisition targets. Performance based awards are recognized as compensation expense based on fair value on date of grant, the number of shares management ultimately expects to vest and the vesting period. As of December 31, 2023 there are 54,200 eligible performance-based awards, which are expected to be exercised by management and are included as granted in the option activity table above.

The grant date fair value of the options was calculated using the Black-Scholes-Morton pricing model with the following assumptions: (i) a stock price of $19.20 per share, (ii) an exercise price $19.20 per share, (iii) an estimated risk-free interest rate of 1.24%, (iv) a weighted average estimated term of 6.01 years, (v) volatility of 50%, and (vi) dividend yield of 0%. These assumptions resulted in a total grant date fair value of approximately $502,800, or $9.28 per option.

Stock-based compensation expense of $126,000 and $170,100 was recognized for performance awards granted in 2023 and 2022, respectively. The total unrecognized compensation cost related to performance awards was $177,000 and $303,000 at December 31, 2023, and 2022, respectively, and the weighted-average period over which this expense will be recognized is 1.5 years.

Equity Incentive Plan

In February 2022, the Company issued stock options to certain employees, which contained an early-exercise provision, whereby the options were exercisable immediately by the holder upon issuance. Pursuant to the terms of the stock-option agreement, certain of the employees elected to participate in the early exercise option to purchase shares of the Company's common stock. The Company issued 224,000 shares of common stock, at a per share price of $19.20, to the employees who elected to participate in the early exercise.

Shares of common stock issued upon the early exercise of options are not considered outstanding, for accounting purposes, as the grantee is not yet entitled to the rewards of share ownership. As such, the shares of common stock resulting from the early exercise are not shown as outstanding on the face of the Company's Consolidated Balance Sheet and are excluded from earnings (loss) per share until the satisfaction of the vesting conditions have been met.

The shares of common stock were purchased by each employee in exchange for a promissory note (the "Note"), which accrues interest at the rate of 1.4% per annum and is partially collateralized by the assets of the employee (the notes are 50% recourse and 50% non-recourse). Although the promissory note was issued as partially recourse, the Note must be accounted for as non-recourse in its entirety as the recourse provisions of the Note are not aligned with a corresponding percentage of the underlying shares.

Accordingly, the Company has accounted for the combination of the issuance of promissory notes to employees in exchange for shares of common stock as a stock option for accounting purposes, as the substance is similar to the grant of an option. While the shares of common stock purchased by the employees in exchange for a promissory note are considered legally issued, the shares are not deemed, for accounting purposes, outstanding until all of the options are fully vested and the outstanding principal and accrued interest due on the note is repaid in full.

The grant date fair value of the options was calculated using the Black-Scholes-Morton pricing model with the following assumptions: (i) a stock price of $19.20 per share, (ii) an exercise price $19.20 per share, (iii) an estimated risk-free interest rate of 1.68%, (iv) a weighted average estimated term of 6.04 years, (v) volatility of 50%, and (vi) dividend yield of 0%. These assumptions resulted in a total grant date fair value of approximately $2,270,000, or $9.38 per option.

The Company vested 71,500 and 96,665 of the outstanding shares during the year ended December 31, 2023 and 2022, respectively. Stock-based compensation expense of $669,245 and $623,600 was recognized during the year ended December 31, 2023 and 2022, respectively, for equity incentive.

During 2023, 5,333 shares were forfeited, and 4,287 shares were exercised as a noncash exercise. This exercise is presented as an increase to "Common Stock" as of December 31, 2023.

At December 31, 2023, the unrecognized stock-based compensation cost related to the unvested shares was approximately $754,500, which will be recognized over a weighted-average remaining vesting period of 1.2 years.

Restricted Stock

In October 2021, an employee purchased 34,720 shares of common stock (the "Restricted Stock") at a purchase price of $19.20, under the terms of a restricted common stock purchase agreement. These shares were purchased in exchange for a promissory note (the "Promissory Note") equal to $666,624. The Restricted Stock issuance vests in equal installments every three-months after the Initial Vesting Commencement Date, subject to the employee's continuous service with the Company. The Company may repurchase all of the unvested shares following the employee's termination at the original purchase price. The Promissory Note accrue interest at the rate of 0.86% per annum and are repayable at the earlier of (a) October 15, 2025; (b) the occurrence of SOX compliance issues; or (c) the occurrence of a change of control. The Promissory Note is fully collateralized by the 34,720 shares purchased by the employee per the restricted common stock purchase agreement.

The Promissory Note issued by the Company is stated as a full-recourse note however management has accounted for the Promissory Note as a non-recourse since note is forgiven in 1/5th installments at the yearly anniversary of employment and the amount of the note is aligned with a corresponding percentage of the underlying shares. Accordingly, the non-recourse note received by the Company as consideration for the issuance of the restricted stock has been considered a stock option for accounting purposes as the substance is similar to the grant of an option. The

exercise price is the principal due on the note. The stated interest rate of the Promissory Note is reflected as the dividend yield. The fair value of the award is recognized over the requisite service period (not the term of the Promissory Note) through a charge to compensation cost. The maturity date of the Promissory Notes reflects the legal term for purposes of valuing the award.

During the year-ended December 31, 2021, the grant date fair value of the Restricted Stock was calculated using the Black-Scholes-Morton pricing model with the following assumptions: (i) a stock price of $19.20 per share, (ii) an exercise price $19.20 per share, (iii) an estimated risk-free interest rate of 1.2%, (iv) a weighted average estimated term of 6.25 years, (v) volatility of 50%, and (vi) dividend yield of 0%. These assumptions resulted in a total grant date fair value of approximately $325,700, or $9.38 per option.

During the year-ended December 31, 2023 and 2022, 8,680 shares of Restricted Stock vested and $133,333 of the Promissory Note was forgiven. The forgiveness of the Promissory Note resulted in a fair value remeasurement of the Restricted Stock issuance.

At remeasurement during the year ended December 31, 2022, the grant date fair value of the Restricted Stock was calculated using the Black-Scholes-Morton pricing model with the following assumptions: (i) a stock price of $43.90 per share, (ii) an exercise price $19.20 per share, (iii) an estimated risk-free interest rate of 4.2%, (iv) a weighted average estimated term of 5.5 years, (v) volatility of 50%, and (vi) dividend yield of 0%. These assumptions resulted in a total grant date fair value of approximately $872,200, or $31.40 per option.

At remeasurement during the year-ended December 31, 2023, the grant date fair value of the Restricted Stock was calculated using the Black-Scholes-Morton pricing model with the following assumptions: (i) a stock price of $43.90 per share, (ii) an exercise price $19.20 per share, (iii) an estimated risk-free interest rate of 4.8%, (iv) a weighted average estimated term of 4.75 years, (v) volatility of 50%, and (vi) dividend yield of 0%. These assumptions resulted in a total grant date fair value of approximately $643,500, or $30.89 per option.

Stock-based compensation expense of $298,500 and $184,500 was recognized for Restricted Stock awards during the years ended December 31, 2023, and 2022, respectively. The total unrecognized compensation cost related to Restricted Stock awards was $563,043 at December 31, 2023 and the weighted-average period over which this expense will be recognized is 1.8 years.

Warrants

The Company has 62,324 and 62,324 warrants issued and outstanding, for the purchase of common stock, at December 31, 2023 and 2022, respectively. The Company recognized expense of approximately $0 and $971,000 related to amortization of warrant discounts for the years ended December 31, 2023, and 2022, respectively.

In January 2022, in conjunction with the Series B-2 Preferred stock issuance, the Company issued warrants to purchase 30,000 shares of the Company's common stock at an exercise price of $19.20 per share. The warrants were exercisable immediately at $19.20 with a contractual term of fifteen years. The fair value of the warrants were calculated using the Black-Scholes-Morton pricing model with the following assumptions: (i) a stock price of $19.20 per share, (ii) an exercise price $19.20 per share, (iii) an estimated risk-free interest rate of 1.93%, (iv) an estimated term of 15 years, (v) volatility of 55%, and (vi) dividend yield of 0%. These assumptions resulted in a total grant date fair value of approximately $433,705, or $14.46 per warrant.

In April 2022, the Company issued warrants to purchase 21,000 shares of the Company's common stock at an exercise price of $19.20 per share. The warrants were exercisable immediately at $19.20 with a contractual term of fifteen years. The fair value of the warrants was calculated using the Black-Scholes-Morton pricing model with the following assumptions: (i) a stock price of $30.82 per share, (ii) an exercise price $19.20 per share, (iii) an estimated risk-free interest rate of 1.93%, (iv) an estimated term of 15 years, (v) volatility of 55%, and (vi) dividend yield of 0%. These assumptions resulted in a total grant date fair value of approximately $537,298, or $25.59 per warrant.

In February 2022, 30,300 outstanding warrants from the Company's warrants were exercised for the purchase of common stock at a price of $2.71 per share as a noncash exercise. This conversion is presented as an increase to "Common Stock" as of December 31, 2022.

NOTE 12:   INCOME TAXES

The Company has incurred net operating losses since inception. Due to the Company's history of losses, there is not enough evidence at this time to support the conclusion that it will generate future income of a sufficient amount and nature to utilize the benefits of the Company's net deferred tax assets. Accordingly, the Company fully reduced its net deferred tax assets by a valuation allowance, since it has been determined that it is more likely than not that all of the deferred tax assets will not be realized.

On December 22, 2017, the United States enacted new tax reform legislation which reduced the corporate tax rate to 21% effective for the tax year beginning January 1, 2018. Under Accounting Standards Codification 740, the effects of new tax legislation are recognized in the period which includes the enactment date. As a result, the deferred tax assets and liabilities existing on the enactment date must be revalued to reflect the rate at which these deferred balances will reverse. The corresponding adjustment would generally affect the income tax expense (benefit) shown on the Consolidated Statements of Operations. However, since the Company has a full valuation allowance applied against its deferred tax asset, there is no impact to the income tax expense for the year ended December 31, 2022.

For tax years beginning on or after January 1, 2022, the Tax Act eliminates the option to currently deduct research and development expenses and requires taxpayers to capitalize and amortize them over five years for research activities performed in the United States and 15 years for research activities performed outside the United States pursuant to Section 174 of the Code. For the year ended December 31, 2023 and 2022, the Company has capitalized $6.87 million and $4.67 million of research and development expenses, respectively. This has resulted in an increase in the DTA associated with capitalized research and development expense by $0.19 million and $1.08 million as of December 31, 2023, and 2022, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred income tax assets and liabilities as of December 31, 2023, and 2022, are as follows:

	2023	2022
Deferred income tax assets and liabilities:		
Net operating loss carryforwards	$ 7,593,000	$ 7,465,000
Capitalized research and development expense	1,667,000	1,076,000
Research and development credit carryforward	1,052,000	613,000
Share-based compensation	641,000	439,000
Depreciation and amortization	117,000	38,000
Accrued expenses	38,000	28,000
Valuation allowance	(11,108,000)	(9,659,000)
	$ -	$ -

The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such asset. The valuation allowance increased by approximately $1,449,000 and $2,162,000, respectively, during the years ended December 31, 2023, and 2022.

As of December 31, 2023, the Company has federal and state net operating loss carryforwards of approximately $29,691,000 available to offset future federal and state taxable income, which begin to expire in 2033 and 2028. In general, a corporation's ability to utilize its NOL and research and development credit carryforwards may be substantially limited due to the ownership change limitations as required by Section 382 and 383 of the Internal Revenue Code of 1986, as amended (Code), as well as similar state provisions. The federal and state Section 382 and

383 limitations may limit the use of a portion of the Company's domestic NOL and tax credit carryforwards. Further, a portion of the carryforwards may expire before being applied to reduce future income tax liabilities.

Income taxes computed at the statutory federal income tax rate are reconciled to the provision for income tax expense for 2023 and 2022 as follows:

	2023		2022	
	Amount	% of Pre-Tax Earnings	Amount	% of Pre-Tax Earnings
Income tax expense (benefit) at statutory rate	$ (950,000)	(21.0)%	$ (1,128,000)	(21.0)%
State taxes (net of federal benefit)	(206,000)	(4.5)%	(246,000)	(4.6)%
Non-taxable income	-	- %	(174,000)	(3.2)
Non-deductible expenses	256,000	5.7%	177,000	3.3%
True-up adjustment for deferred items	(549,000)	(12.1)%	(791,000)	(14.7)%
Change in valuation allowance	1,449,000	32.0%	2,162,000	40.3%
Provision for income tax expense	$ -	- %	$ -	0.0%

The Company recognizes interest and penalties related to uncertain tax positions in the provision for income taxes. As of December 31, 2023, and 2022, the Company had no accrual related to uncertain tax positions.

NOTE 13: RELATED PARTY TRANSACTIONS

Moma Walnut, LLC

In June 2019, the Company extended a fully collateralized loan to Moma Walnut, LLC, an entity that is owned and operated by a former director of the Company. The loan has a principal amount of $400,000, bears interest at a stated rate of 5% per annum, and was initially due within 30 days. Terms were subsequently modified in August 2019 to increase the interest rate to 13% per annum and extend the maturity date to August 11, 2020. In September 2020, the terms were again amended to retroactively change the interest rate to 10% per annum and to require monthly interest payments. As of December 31, 2023, and 2022, the related party loan receivable and accrued interest thereon are presented in the Consolidated Balance Sheets as a component of "Other current assets" in the amount of $303,333 and $285,300, respectively.

NOTE 14: COMMITMENTS AND CONTINGENCIES

The Company has a noncancelable operating lease agreement for office space. The lease contains a renewal option within 67 months of the commencement date of September 2018.

In 2023 the Company entered into a new lease effective April 1, 2024. Rent expense for operating leases, which has escalating rents over the term of the lease, is recorded on a straight-line basis over the minimum lease terms. Rent expense under the operating lease was approximately $420,742 and $442,200 as a component of "General and administrative" in the Consolidated Statements of Operations for the years ended December 31, 2023, and 2022, respectively.

As of December 31, 2023, the approximate amounts of the annual future minimum lease payments under noncancelable operating leases obligations are as follows:

	Balance
Years ending December 31,	
2024	$ 355,359
2025	319,877
2026	329,450
2027	339,333
2028, and thereafter	800,181
	$ 2,144,200

The Company is subject to legal proceedings which arise in the ordinary course of business. In the opinion of the Company, the resolution of these matters will not have a material adverse impact on the Company's consolidated financial position or results of operations.

NOTE 15:   SUBSEQUENT EVENTS

Subsequent events were evaluated through March 28, 2024, the date the Consolidated Financial Statements were available to be issued. Based on this evaluation, it was determined that subsequent events have occurred that require disclosure in the consolidated financial statements.

In February 2024, the Company commenced an offering of B-3 Preferred Stock to existing shareholders via the Groundfloor platform. Pursuant to this offering, from February 1, 2024, through the issuance date of these consolidated financial statements, the Company has received gross proceeds of $667,138 in exchange for the issuance of 14,503 shares of the Company's B-3 Preferred Stock.

Subscription Agreement

Groundfloor Finance Inc.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

The Board of Directors of Groundfloor Finance Inc.
1201 Peachtree St. NE, Suite 1104, Bldg 400
Atlanta, GA 30361

Ladies and Gentlemen:

The undersigned (the "**Investor**") understands that Groundfloor Finance Inc., a Georgia corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**"). The Company is offering to both accredited and non-accredited investors up to 100,000 shares of Series B-3 Preferred Stock, no par value per share ("**Securities**") at a price of $50.00 per share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $50,000.00 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $5,000,000 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the

Target Offering Amount, the Company will sell Securities as set forth in the Form C. The Company is offering the Securities to prospective investors through OpenDeal Portal LLC d/b/a Republic (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a cash commission of the greater of (a) a fee of six percent (6.0%) for the dollar value of the Securities sold to investors under the Offering or (b) twelve thousand dollars ($12,000.00). In addition, the Company will pay the Portal a securities commission equivalent to one percent (1.0%) of the dollar value of the Securities issued to the investors in the Offering, as well as reimburse the Portal for certain expenses associated with the Offering. Investors should carefully review the Form C, which is available on the web-platform of the Portal at https://republic.com/groundfloor (the "**Deal Page**").

1.   Subscription; Custodian; Securities Entitlement.

(a)   Subscription. Subject to the terms of this Subscription Agreement and the Form C, the Investor hereby subscribes to purchase the number of Securities equal to the quotient of the Investor's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and as per the directions of the Portal through the Deal Page. Such subscription shall be deemed to be accepted by the Company only when this Subscription Agreement is countersigned and delivered on the Company's behalf and subject to Section 3. No person may subscribe for Securities in the Offering after the Offering campaign deadline as specified in the Form C and on the Deal Page (the "**Offering Deadline**").

(b)   Custodian; Securities Entitlement. The Company and the Investor authorize Brassica Trust Company LLC and its successors and assigns (the "**Custodian**"), as the custodian for the benefit of the Investor, to hold the Securities and any securities that may be issued upon conversion thereof in registered form in its name or the name of its nominees for the benefit of the Investor and the Investor's permitted assigns. The Investor acknowledges and agrees that upon any acceptance of this Subscription Agreement, the Company shall issue and deliver the Securities to the Custodian, who shall solely hold such Securities for the benefit of the Investor and shall be a "protected purchaser" of such Securities within the meaning of Section 14-2-940 of the Georgia Code, which shall be in book entry uncertificated form, and that the Investor shall hold and acquire only a "securities entitlement" within the meaning of Section 10-5-11 of the Georgia Code in the Securities equal to the ratio of the Investor's purchase amount to the aggregate purchase amounts of the Securities in the Offering. Company and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer Investor's Securities to any of its affiliates or to its successors and assigns, whether by merger, consolidation, or otherwise, in each case, without the consent of the Investor or the Company. Investors acknowledges and agrees that Investor may not assign or transfer any of its rights or obligations under such agreements without the Custodian's prior written consent, and any attempted transfer or assignment in violation hereof shall be null and void.

(c)   Joinder to Investors' Rights Agreement. By subscribing to the Offering and executing this Subscription Agreement, Investor (and, if Investor is purchasing the Shares subscribed for hereby in a fiduciary capacity, the person or persons for whom Investor is so purchasing) hereby joins as a party that is designated as an "Investor" under the Investors' Rights Agreement to be dated as of the initial Closing, in substantially the form attached hereto as Exhibit A (the "*Investors' Rights Agreement*"). Any notice required or permitted to be given to Investor under the Investors' Rights Agreement shall be given to Investor at the address provided with Investor's subscription. Investor confirms that Investor has reviewed the Investors' Rights Agreement and will be bound by the terms thereof as a party who is designated as an "Investor" under the Investors' Rights Agreement.

2.   Closing.

(a)   Closing. Subject to Section 3(b), the closing of the sale and purchase of the Securities pursuant to this Subscription Agreement (the "**Closing**") shall take place through the Portal on date of any Initial Closing, Subsequent Closing or the Offering Deadline (each, a "**Closing Date**") in accordance with the Form C.

(b)   Closing Conditions. Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established by the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Securities having an aggregate investment amount of at least the Target Offering Amount; and

(iii) the representations and warranties of the Company contained in Section 7 hereof and of the Investor contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

3.   Termination of the Offering; Other Offerings. The Investor understands that the Company may terminate the Offering at any time. The Investor further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4.   Undersigned's Representations. The Investor represents and warrants to the Company and the Company's agents as follows:

(a) The Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The Investor can bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full purchase price for the Securities; and the Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Investor's investment in the Company.

(b) The Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Investor by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Securities or otherwise about the success of the Company.

(c) The Investor (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required information to the Portal to evidence these representations. The Investor agrees and covenants that the Investor will maintain accurate and up-to-date contact information (including email and mailing address) on Portal and will promptly update such information in the event it changes or is no longer accurate.

(d) The Investor has received and reviewed a copy of the Form C. With respect to information provided by the Company, the Investor has relied solely on the information contained in the Form C to make the decision to purchase the Securities and has had an opportunity to ask questions and receive answers about the Form C, the Offering and the Investor's investment in the Securities.

(e) The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, the escrow agent, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Securities. The Investor acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Investor's authority or suitability to invest in the Securities.

(f) The Investor is familiar with the business and financial condition and operations of the Company, including all as generally described in the Form C. The Investor has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(g) The Investor understands that, unless the Investor notifies the Company in writing to the contrary at or before the Closing, each of the Investor's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

(h) The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Investor.

(i) The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(j) The Investor has up to 48 hours before the Offering Deadline to cancel the Investor's subscription and receive a full refund.

(k) The Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Investor is not relying on the advice or recommendations of the Company and the Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the Investor.

(l) The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(m) The Investor is acquiring the Securities solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Investor understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Subscription Agreement. The Investor understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information provided by the Investor to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) The Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Investor understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

(o) The Investor agrees that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

(p) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Investor's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Investor's jurisdiction.

(q) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(r) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(s) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for the Securities acquired by the Investor hereunder.

(t) The Investor is not (i) a citizen or resident of a geographic area in which the subscription, or holding, of the Subscription Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The Investor hereby represents and agrees that if the Investor's country of residence or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify the Company. The Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Subscription Agreement or the underlying Securities to a party subject to U.S. or other applicable sanctions.

(u) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Subscription Agreement; (ii) the execution, delivery and performance by the Investor of the Subscription Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Subscription Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Securities.

(v) HIGH RISK INVESTMENT. **THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK**. The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

(w) Investor directs the Issuer to issue the Securities in the name of the Custodian, and the Investor acknowledges and agrees that the Custodian will hold the Securities in registered form for the benefit of the Investors, which shall be in uncertificated form. To the extent otherwise agreed upon in writing between the Investor and the Custodian, Custodian may take direction from the Lead (as defined below) who will act on behalf of the Investors, and the Issuer, the Intermediary and the Custodian may be permitted to rely on the Lead's instructions relating to the Securities. The Investor agrees that the Custodian is an intended third-party beneficiary to the representations made by the Investor and the Issuer via this Subscription Agreement, including, without limitation, any representations, warranties, and covenants made by the Issuer and the Investor.

5.   Company Representations. The Investor understands that upon issuance to the Investor of any Securities, the Company will be deemed to have made the following representations and warranties to the Investor as of the date of such issuance:

(a) Corporate Power. The Company is a limited liability company duly incorporated, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) Enforceability. This Subscription Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Valid Issuance. The Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Subscription Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Subscription Agreement, the Articles of Incorporation, as amended and/or restated from time to time, and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d)   Authorization. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued hereunder, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current Articles of Incorporation or Bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company or its operations.

(e)   No Conflict. The execution, delivery and performance of and compliance with this Subscription Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, the Company's Articles of Incorporation and Bylaws, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

(f)   Operation. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(g)   Consents. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, other than: (i) the Company's manager and/or member approvals which have been properly obtained, made or effected, as the case may be, and (ii) any qualifications or filings under applicable securities laws.

(h)   Securities Matters. The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 and is not excluded from the definition of investment company by section 3(b) or section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503 of the Regulation CF. The Company has a specific business plan and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. To the extent required, the Company has filed with the SEC and has provided to investors the ongoing annual reports required under Regulation CF prior to the filing of the Form C. The Company is organized under, and subject to, the laws of the state of Georgia.

(i)   Transfer Agent. The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the SEC to act as the sole registrar and transfer agent for the Company with respect to the Securities.

6.   Indemnification. The Investor acknowledges that the Company and the Custodian and each of their respective founders, officers, directors, employees, agents, and affiliates, are relying on the truth and accuracy of the foregoing representations and warranties in offering Securities for sale to the Investor without having first registered the issuance of the Securities under the Securities Act or the securities laws of any state. The Investor also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Investor agrees to indemnify and hold harmless the Company and the Custodian and each of their respective founders, officers, directors, managers, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure, or alleged failure, to fulfill any covenants or agreements contained in this Subscription Agreement.

7.   Market Stand-Off and Power of Attorney.

(a) In connection with any IPO (as defined below), the Investor shall not directly or indirectly, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock (whether such shares or any such securities are then issued hereunder or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise. Such restriction (the "**Market Stand-Off**") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter (the "**Lock-up Period**"). In no event, however, shall such period exceed two hundred seventy (270) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions.

(b) The foregoing provisions will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding common stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for common stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of these provisions will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with the above or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company:

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) For consideration received and acknowledged, each Investor, in its capacity as a securityholder of the Company, hereby appoints the Chief Executive Officer of the Company to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the matters covered by this section and any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of Company. Such appointment shall be for the limited purposes set forth above.

(e) "**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the SEC and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting Company in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

(f) "**Capital Stock**" means the capital stock of the Company, including, without limitation, common stock and preferred stock.

8.   Obligations Irrevocable. Following the Closing, the obligations of the Investor shall be irrevocable. The Company, the Custodian and the Portal, and each of their respective affiliates and agents, are each hereby authorized and instructed to accept and execute any instructions in respect of the Securities given by the Investor in written or electronic form. The Custodian and the Portal may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Investor.

9.   Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10.   Notices. All notices or other communications given or made hereunder shall be in writing and delivered to the Investor's email address provided to the Portal or to the Company at the address set forth at the beginning of this Subscription Agreement, or such other place as the Investor or the Company from time to time designate in writing in or through the Portal.

11.   Governing Law. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Georgia without regard to the principles of conflicts of laws.

12.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the Investor ("**Proceedings**"), the Investor irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

13.   Entire Subscription Agreement. This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

14.   Waiver; Amendment. Any provision of this Subscription Agreement may be amended, waived or modified only at the direction of the Chief Executive Officer of the Company (the "**Lead**").

15.   Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANYAND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

16.   Invalidity of Specific Provisions. If any provision of this Subscription Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this

Subscription Agreement, such provision shall be fully severable; this Subscription Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Subscription Agreement, and the remaining provisions of this Subscription Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Subscription Agreement.

17.   Titles and Subtitles. The titles of the sections and subsections of this Subscription Agreement are for convenience of reference only and are not to be considered in construing this Subscription Agreement.

18.   Counterparts. This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

19.   Electronic Execution and Delivery. A digital reproduction, portable document format ("**.pdf**") or other reproduction of this Subscription Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

20.   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

21.   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the Investor and (iii) the death or disability of the Investor.

22.   Notification of Changes. The Investor hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Investor contained in this Subscription Agreement to be false or incorrect. The Investor agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Company and/or the Portal.

23.   Tokenization and Fractionalization. The Company has the right, but not the obligation, to mint and distribute to, or for the benefit of, the Investor one or more types of digital tokens ("**Tokens**") on a blockchain network, which may serve as a digital representation of, securities entitlement or economic arrangement to, the Securities or as a technological means of providing a transfer instruction to the Company or an entitlement order to a securities intermediary holding the Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for shares or Capital Stock on behalf of others. Tokens, if issued, may embody certain rights, preferences, privileges, and restrictions of the respective Securities to which they relate or may provide the means to give such instructions or entitlement orders. All securities issued under this instrument, whether in the form of Tokens or otherwise, may be issued in whole or fractional parts, in the Company's sole discretion. So long as Brassica Trust Company LLC or its successors and assigns is the Custodian, the Company or the Lead shall provide Custodian with written notice of a determination by the Company to Tokenize the Securities or any securities that may be issued upon conversion thereof, such notice to be reasonably sufficient in time to arrange in advance of Tokenization a custodian of the Tokens to an alternate custodian as needed.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of _____, 2024.

COMPANY:

Groundfloor Finance Inc.

By: _____

Name: Brian Dally

Title: CEO

Address: 1201 Peachtree St. NE, Suite 1104, Bldg 400, Atlanta, GA 30361
Email: brian@groundfloor.com

INVESTOR:

By: _____

Name: _____

Title: _____

EXHIBIT A

INVESTOR RIGHTS AGREEMENT
(Attached)

EXHIBIT C

Custody Agreement


CUSTODY AGREEMENT
(v04302024)


YOU SHOULD READ THE TERMS AND CONDITIONS OF THIS AGREEMENT CAREFULLY AS IT AFFECTS YOUR RIGHTS AND REMEDIES AS A CLIENT WITH ASSETS WITH BRASSICA TRUST COMPANY LLC (THE "CUSTODIAN").

THE CUSTODIAN IS ACTING AS A CUSTODIAN FOR THE ASSETS OF CERTAIN INVESTORS. THE CUSTODIAN IS NOT A BANK OR OTHER STATE OR FEDERAL REGULATED FINANCIAL INSTITUTION IN THE BUSINESS OF ACCEPTING DEPOSITS.

EXCEPT TO THE EXTENT OTHERWISE NOTIFIED TO YOU BY THE CUSTODIAN, NO ASSETS CONVEYED TO THE CUSTODIAN WILL BE INSURED BY THE U.S. FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC).

THE CUSTODIAN HAS NO FIDUCIARY DUTY, RESPONSIBILITY, OR LIABILITY TO ANY PERSON THAT DEPOSITS ASSETS WITH IT.

THE CUSTODIAN MAY HOLD SECURITIES, DIGITAL ASSETS, AND U.S. DOLLARS.

HOLDING DIGITAL ASSETS CARRIES WITH IT UNIQUE RISKS, INCLUDING (BUT NOT LIMITED TO): (A) DIGITAL ASSETS MAY NOT BE REPLACED IF LOST OR STOLEN; (B) THE MARKET FOR DIGITAL ASSETS IS EXTREMELY VOLATILE AND YOUR DIGITAL ASSETS MAY LOSE VALUE OR YOU MAY NOT BE ABLE TO FIND A MARKET TO RESELL YOUR DIGITAL ASSETS; (C) THE REGULATORY REGIME FOR DIGITAL ASSETS IS VERY UNSETTLED AND CHANGES IN LAW MAY ADVERSELY AFFECT THE VALUE OF YOUR DIGITAL ASSETS OR YOUR RIGHTS AS AN OWNER OF DIGITAL ASSETS; AND (D) DIGITAL ASSETS CAN BE LOST OR STOLEN THROUGH FAILURE OF ELECTRONIC SYSTEMS AND THEFT THROUGH DIGITAL PIRACY.

FURTHER, CONTRIBUTING DIGITAL ASSETS TO THE CUSTODIAN INCLUDE THE FOLLOWING RISKS:

- WHILE DIGITAL ASSETS CAN BE INSURED, THE CUSTODIAN MAKES NO ASSURANCE THAT IT WILL ENSURE ANY DIGITAL ASSETS CUSTODIED WITH IT OR THAT SUCH INSURANCE WOULD BE SUFFICIENT TO COVER ANY LOSS SUFFERED BY IT.
- DIGITAL ASSETS CUSTODIED WITH THE CUSTODIAN WILL BE HELD IN CUSTODY IN FUNGIBLE BAILMENT UNDER THE LAWS OF THE STATE OF WYOMING. WHILE DIGITAL ASSETS WILL BE SEGREGATED FROM THE DIGITAL ASSETS OF THE CUSTODIAN, THEY WILL NOT BE SEGREGATED FROM THE FUNGIBLE DIGITAL ASSETS THE CUSTODIAN HOLDS FOR OTHER CUSTOMERS.
- YOU AND YOUR LEGAL COUNSEL SHOULD SATISFY YOURSELVES THAT YOU UNDERSTAND YOUR RIGHTS, AND THE LIMITATIONS TO IT, FOR HAVING DIGITAL ASSETS IN CUSTODY IN FUNGIBLE BAILMENT UNDER WYOMING LAW.

Client Full Legal Name:	

This Custody Agreement ("***Agreement***") contains the terms and conditions that govern the services provided by Brassica Trust Company LLC, a Wyoming limited liability company ("***Brassica***" or "***Custodian***") and is entered into by and between Brassica and Client named above and is effective as of the Client's date of signature below ("***Effective Date***"). Custodian and Client are sometimes referred to herein individually as a "***Party***" and together as the ("***Parties***"). The Parties agree as follows:

Section 1.   Definitions

For purposes of this Agreement and any exhibit or schedule hereto, the following terms will have the meanings ascribed to them below:

"***Account(s)***" means one or more custody accounts, controlled, and secured by the Custodian on behalf of the Client in accordance with this Agreement, to store certain Securities, Eligible Assets, and Cash.

"***Affiliated Agent***" means any affiliate of the Custodian.

"***Airdrop***" means a distribution of a new Digital Asset resulting from the ownership or control of a separate Digital Asset, smart contract, wallet addresses and/or Digital Assets. For the purposes of Section 8, an "***Applicable Airdrop***" is an Airdrop for which the distribution of new Digital Assets can be definitively calculated according to its distribution method, such as a pro-rata distribution based on the amount of the relevant Digital Assets held at a specified time; a "***Non-Applicable Airdrop***" is an Airdrop for which the distribution of new Digital Assets cannot be definitively calculated on the basis of identifiable Digital Assets, smart contract rights, wallet addresses, and/or Digital Assets ownership or control, such as a random distribution.

"***Assets***" means Securities, Eligible Assets, and Cash that have been delivered to the Custodian to be credited to one or more Accounts established and maintained by the Custodian on behalf of the Client, in each case until such Assets are withdrawn (or cease to be Eligible Assets, as applicable) pursuant to this Agreement.

"***Authenticated Instruction***" means an Instruction that has been confirmed as originating from an Authorized Person through a video conference call, an email, an online transaction, the use of a mobile phone application or hardware security module, the transfer of a SIT, or other method of authentication in accordance with procedures specified by the Custodian from time to time as required to be used in connection with the services hereunder.

"***Authorized Agent***" means any Person designated by the Client to act on behalf of the Client and identified on the Firm Authorized User Form(s).

"***Authorized Person***" means the Persons identified on the Firm Authorized User Form(s) completed by the Client or the Authorized Agent.

"***Blockchain Address***" means a public address on a blockchain in which a record of Eligible Assets can be held (including, without limitation, a bitcoin address for the asset commonly known as bitcoin).

"***Business Day***" means any day on which the Federal Reserve Bank of Kansas City is open for business.

"***Cash***" means U.S. dollars.

"***Credit Request(s)***" means the applicable Proper Instructions sent by or on behalf of the Client to the Custodian to remove or receive certain Assets to its Account.

"***Cut-Off Time***" means a time specified by the Custodian from time to time on Business Days when the Custodian is open for business in the ordinary course.

"***Debit Request(s)***" means the applicable Proper Instructions sent by or on behalf of the Client to the Custodian to add or receive certain Assets to its Account.

"***Delivery***" (or "***Deliver***" or "***Delivered***") means the transfer of Eligible Assets to one or more blockchain addresses controlled by the receiving party and provided by the receiving party to the sending party for such transfer. Eligible Assets will be considered Delivered to the Custodian after the prevailing number of network confirmations as required by the Custodian from time to time have occurred on the blockchain used for the transaction transferring the Eligible Assets.

"*Digital Asset*" means a digital asset (also called a "cryptocurrency," "virtual currency," "digital currency," or "digital commodity"), such as bitcoin, which is based on the cryptographic protocol of a computer network that may be (i) centralized or decentralized, (ii) closed or open-source, and (iii) used as a medium of exchange and/or store of value and includes a "digital asset" as defined in Wyo. Stat. § 34-29-101(a)(i).

"*Eligible Assets*" means Digital Assets that are supported by the Custodian in its sole discretion. Eligible Assets will also mean any Forked Digital Asset that the Custodian, in its sole discretion, chooses to support pursuant to Section 8.

"*Force Majeure Event*" means any event due directly or indirectly to any cause or condition beyond the reasonable control of the Custodian, such as, but not limited to: changes in the functioning or features of Eligible Assets or the software protocols that govern their operation; sabotage or fraudulent manipulation of the protocols or network that govern Eligible Assets; changes in applicable Law; cybersecurity attacks, hacks or other intrusions; a System Failure; suspension or disruption of trading markets; requisitions; involuntary transfers; failure of utility services; fire; flooding; adverse weather or events of nature; explosions; acts of God, pandemics, epidemics, civil commotion, strikes or industrial action of any kind; riots, insurrection, terrorist acts; war (whether declared or undeclared); or acts of government or government agencies (U.S. or foreign).

"*Fork*" means a change due to the actions of third parties to the source code of a Digital Asset to use block validation or consensus rules that differ from those defined in the source code version for the Digital Asset specified in Section 2.2.

"*Forked Digital Asset*" means the resulting branches of a Digital Asset that has undergone a Fork.

"*Governmental Authority*" means any governmental body at the supranational, national, state, county, province, city, municipal, local or any other level, any agency, authority, instrumentality, regulatory body, quasi-regulatory authority, administrative tribunal, central bank, public office, court, arbitration or mediation panel, or other entity or subdivision exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of government, securities exchange or self-regulatory organization, in each case in any jurisdiction.

"*Ineligibility Determination*" has the meaning set forth in Section 2.5.

"*Instructions*" mean communications, including entitlement orders, received by the Custodian through an on-line communication system, by e-mail, or other method or system, as specified by the Custodian from time to time as available for use in connection with the services hereunder.

"*Law*" means each of the following, including any updates thereto throughout the Term, to the extent applicable: any and all supranational, national, state, provincial or local laws, treaties, rules, regulations, regulatory guidance, directives, policies, orders or determinations of (or agreements with), and mandatory written direction from (or agreements with), any Governmental Authority or other regulatory authority, including export laws, sanctions regulations, and all federal and state statutes or regulations relating to banking, stored value, money transmission, unclaimed property, payment processing, telecommunications, unfair or deceptive trade practices or acts, anti-corruption, trade compliance, anti-money laundering, terrorist financing, "know your customer," securities, commodities, derivatives, other financial products or services, privacy or data security.

"*Person*" means any natural person, corporation, general partnership, limited partnership, limited liability company, joint venture, trust, proprietorship, governmental body or other entity, association, or organization of any nature. Any reference herein to any Person will be construed to include such Person's successors and assigns.

"*Platform Provider*" means the third-party hosted application that electronically refers the Client to the Custodian for access to the services hereunder.

"*Proper Instructions*" means: (a) With respect to Debit Requests, an Authenticated Instruction delivered by an Authorized Person (or Person that the Custodian believes in good faith to be an Authorized Person) that is confirmed by an Authenticated Instruction from at least one additional Authorized Person (or Person that the Custodian believes in good faith to be an Authorized Person); (b) With respect to Credit Requests, an Authenticated Instruction delivered by an Authorized Person (or Person that the Custodian believes in good faith to be an Authorized Person); (c) With respect to sale or purchase orders of any Asset, an Instruction delivered by an Authorized Person (or Person that the Custodian believes in good faith to be an Authorized Person) through the user interface specified by the Custodian to submit sale or purchase orders for Assets; (d) With respect to requests not involving the transfer of any Assets, an Instruction delivered by an Authorized Person (or Person that the Custodian believes in good faith to be an Authorized Person); and (e) With respect to Securities Debit Requests, the transfer of a SIT as further defined and conditioned in the applicable sections of this Agreement.

"**Securities**" means, without limitation, common stock and other equity securities, bonds, debentures and other debt securities, notes mortgages or other obligations, and any instruments representing rights to receive, purchase, or subscribe for the same, or representing any other rights or interests therein.

"**System Failure**" means a failure of any computer hardware or software used by the Custodian or a service provider to the Custodian, or any telecommunications lines or devices used by the Custodian or a service provider to the Custodian.

"**Taxes**" means all federal, state, local, foreign, and other taxes, government fees or the like, including, without limitation, income taxes, estimated taxes, alternative minimum taxes, franchise taxes, capital stock taxes, sales taxes, use taxes, ad valorem, or value-added taxes, employment and payroll-related taxes, withholding taxes, and transfer taxes, whether or not measured in whole or in part by net income, and all deficiencies, or other additions to tax, interest thereon, and fines and penalties imposed in connection therewith.

"*Trade Order*" means a sale or purchase order in the form of Proper Instructions.

Section 2.   Appointment of Custodian and Accounts

2.1   Appointment of Custodian. Client hereby appoints Custodian to perform the services specified hereunder pursuant to the terms and conditions set out herein, and Custodian hereby accepts such appointment pursuant to the terms and conditions set out herein. The Custodian is a Wyoming-chartered public trust company and will be agent or principal with respect to any actions taken by the Custodian with respect to the purchase and sale services pursuant to Section 4 of this Agreement, subject to Section 12.4(g).

2.2   Establishment of Accounts. The Client authorizes, approves, and directs the Custodian to establish and maintain on its books, in the name of the Client, pursuant to the terms of this Agreement one or more Accounts. The establishment of the Accounts in the name of the Client will be subject to successful completion of the Custodian's screening procedures, as determined by the Custodian in its sole discretion.

2.3   Treatment of Assets

(a)   Cash held for the Client in Account(s) may be held by the Custodian in an omnibus, non-interest bearing cash account, along with the Cash of other customers of the Custodian. The Custodian may hold Cash in an Account subject to and in accordance with applicable local Law, rules, or practices. The Client hereby acknowledges and agrees that the Custodian will have no right, interest, or title to any Cash that the Client elects to store with the Custodian, and that any such Cash will not be an asset on the balance sheet of the Custodian. In addition, the Client hereby acknowledges and agrees that the Custodian may hold any Cash received by it from or on behalf of the Client in one or more omnibus bank accounts, at depository institutions or in money market accounts, in each case at the Custodian's sole discretion. Each omnibus account constitutes a banking relationship between the Custodian and a depository institution and does not constitute a custodial relationship between the Custodian and such depository institution and does not create or represent any relationship between the Client and any such depository institution. In addition, any money market account will be in the name of the Custodian and will be maintained separately and apart from the Custodian's business, operating, and reserve accounts. Any such money market account will constitute an investment account between the Custodian and the asset management firm of such money market account and will not create or represent any relationship between Client and any asset management firm.

(b)   The Parties agree that all Digital Assets credited to the Account(s) will be treated as being held in custody under a fungible bailment pursuant to Wyo. Stat. § 34-29-104(d)(i). Client will retain ownership and title in all Digital Assets put in custody with the Custodian.

(c)   The source code version for each Eligible Asset held in the Account(s) is available at https://www.brassicatrust.com/eligible-assets ("*Eligible Asset Page*").

(d)   The Parties acknowledge and agree that each Asset held in the Account(s) is treated as required under applicable Law. The Parties acknowledge and agree that all Assets held in custody by the Custodian, and all transactions related to the Assets, will be in the State of Wyoming.

2.4   Omnibus Wallet for Digital Assets

(a)   Client hereby elects, pursuant to Wyo. Stat. § 34-29-104(d)(i), the Custodian to hold Digital Assets in the held in the Account in custody in an omnibus wallet structure, in fungible bailment with the Digital Assets of other customers of the Custodian (an "*Omnibus Wallet*"). The Client agrees that the Eligible Assets that are transferred by the Client to the Custodian or acquired by the Client through Trade Orders (collectively, the "*Client Digital Assets*") will be held in fungible bailment with those Digital Assets of other clients of the Custodian that are based on the same cryptographic protocol or consensus rules of a computer network that are also held in the Omnibus Wallet by the Custodian on behalf of such other clients. The Client acknowledges that the redelivery rights of the Client in respect of the Client Digital Assets are not necessarily for the same Digital Assets as the Client Digital Assets (or addresses or accounts or unspent transaction outputs that are associated with the Client Digital Asset), but rather will be in respect of an equal quantity of Digital Assets that are based on the same cryptographic protocol or consensus rules of a computer network as the Client Digital Asset.

(b) The Custodian will manage private keys associated with Client Digital Assets on behalf of the Client, subject to the terms of this Agreement.

(c) A portion of the Digital Assets held for clients in the Omnibus Wallet may be held within an offline storage system used by the Custodian in connection with the storage or maintenance of the Digital Assets at the Custodian's discretion.

2.5 **Acceptance and Holding of Assets**

(a) The Custodian will determine in its sole discretion whether to accept Digital Assets of any kind for custody in the Account(s). Digital Assets that are accepted for custody in the Account(s) will be deemed Eligible Assets. If the Custodian determines in its sole discretion that, due to legal, regulatory, operational, security or reputational risk, a Client Digital Asset currently held in custody is no longer an Eligible Asset ("***Ineligibility Determination***"), the Custodian will (i) deliver the Client written notice of such Ineligibility Determination, (ii) provide no other services with respect to any such Client Digital Asset, except for Digital Asset Debit Requests and the services described in this Section 2, following such Ineligibility Determination, and (iii) within 60 Business Days, or if that is not commercially reasonable, as soon as practicable, of the delivery of the Ineligibility Determination, Deliver Digital Assets that are of the same type as the Client Digital Assets (as set forth in Section 2.4(a) in the amount of the Client Digital Assets subject to the Ineligibility Determination.

(b) All Assets held hereunder may be registered in the name of Custodian, any entity authorized to hold Assets pursuant to this Agreement or any nominee of the Custodian or any such authorized entity.

2.6 **Designation and Segregation of Assets**. The Custodian will segregate on its books and records all Client Digital Assets from the proprietary property of the Custodian; provided that the Custodian may maintain in the Omnibus Wallet an amount of proprietary Digital Assets that are used for operational or other purposes. The ownership and custody of all of the Client's Assets, including the Client Digital Assets, will be recorded in the Custodian's books and records as required under applicable Law.

2.7 **Classification of the Digital Assets in any Account**. Any and all Digital Assets in the Account(s) will be treated as "financial assets" under Wyo. Stat. § 34.1-8-102, Uniform Commercial Code, (***UCC Article 8***). The Custodian is a "securities intermediary" as used in UCC Article 8 with respect to Digital Assets, and the Account relating thereto is a "securities account" as used in UCC Article 8. As stated in UCC Article 8, "the characterization of a person, business, or transaction for purposes of this [UCC Article 8] does not determine the characterization of the person, business, or transaction for purposes of any other law, regulation, or rule," and does not define the status of the Custodian, nor any account, service, and/or Digital Asset under any legal framework, including the United States Commodity Exchange Act, and any federal, state, or foreign securities law or regulation. The status of an Account pursuant to UCC Article 8 permits certain rights, control, and the perfection of securities interested in such Account and the Digital Assets relating to and held in the Account.

2.8 **Nature Account(s) holding Digital Assets**. The Client agrees that (a) each Account holding Digital Assets is a special account over which the Custodian has a bailment, and (b) any Digital Asset deposited by the Client with the Custodian will be done so for the purpose of creating a bailment in such special account.

Section 3. **Transfers of Assets**

3.1 **Transfers of Digital Assets**

(a) **Digital Asset Credits**. Subject to the terms of this Agreement, the Client may transfer Eligible Assets from itself, an external provider or other third parties to the Account(s). In advance of any such transfer, the Client will send the Custodian a Digital Asset Credit Request. The Custodian is not obligated to credit any Digital Assets to the Account before the Custodian actually receives such Digital Assets by final settlement.

(i) Upon receiving a Digital Asset Credit Request and verifying that such Digital Assets constitute Eligible Assets, and that such request complies with Section 5.2, the Custodian will generate and deliver to the Client a recipient address and complete any Delivery to the Account within the period (which may be denominated in minutes, hours, days, or by a number of confirmations occurring on the relevant blockchain) set forth with respect to each such Eligible Asset on the Eligible Asset Page after receipt of the Client's Digital Assets at the recipient address specified by the Custodian to the Client (or at an address previously specified by the Custodian to the Client and not subsequently identified to the Client as invalid), subject to successful completion of the Custodian's screening procedures. The Custodian will monitor associated nodes, as determined to be necessary by the Custodian in its sole discretion, for incoming transactions. The Custodian will advise the Client of Eligible Assets availability after Eligible Assets have been Delivered to the Account.

(b)   Digital Asset Debits. Subject to the terms of this Agreement, the Client may Deliver Eligible Assets from the Account by sending the Custodian a Digital Asset Debit Request.

(i)   Upon receiving the Digital Asset Debit Request and verifying that such request complies with Section 5.B, the Custodian will initiate the transfer and broadcast the Digital Asset Debit Requests to the blockchain supporting the relevant Eligible Asset within the period (which may be denominated in minutes, hours, days, or by a number of confirmations occurring on the relevant blockchain) set forth with respect to each such Eligible Asset on the Eligible Asset Page after the Custodian receives such Digital Asset Debit Request, subject to successful completion of the Custodian's screening procedures. The Custodian reserves the right to take additional time beyond the period set forth on the Eligible Asset Page if such time is required to verify security processes for large or suspicious transactions. Any such processes will be executed reasonably and in accordance with the Custodian's documented protocols, which may change from time to time at the sole discretion of the Custodian.

(ii)   Within two Business Days of receiving a Digital Asset Debit Request, the Custodian will provide the Client with a confirmation of a pending debit transaction within two Business Days of receiving the Digital Asset Debit Request.

(ii)   If the Custodian receives a Digital Asset Debit Request that would result in the transfer of Eligible Assets from the Account exceeding the credit to the Account for that Eligible Asset, the Custodian may, in its sole and absolute discretion, reject such Instructions.

(c)   Risk in Relation to Eligible Asset Transactions. The Client will bear the sole risk and expense associated with transferring or in respect of Eligible Assets (except to the extent otherwise specifically provided in this Agreement), including with respect to Custodian's delays or inability to achieve final settlement as required by this Agreement. The Client acknowledges and agrees that certain blockchain protocol requirements applicable to the Delivery of a Digital Asset, and Digital Assets generally, that may cause the transfer not be deemed settled and completed until such time as: (a) the applicable transaction data has been recorded in an initial block and a certain number of subsequent blocks have been added to the applicable blockchain such that each block added after that initial block results in one confirmation, (b) the applicable transaction has met a different confirmation protocol method requirements applicable to a specific Digital Asset or Digital Asset network; and/or (c) as agreed to by the Parties and confirmed in writing, the transaction has met a different confirmation or protocol requirement. Notwithstanding the foregoing or anything else in this Agreement to the contrary, the Delivery of a Digital Asset will only be deemed settled and completed if the relevant transaction(s), including all required confirmation(s), is included in the current longest chain, or current valid chain, of the applicable blockchain.

3.2   Transfers of Cash

(a)   Cash Credits. Subject to the terms of this Agreement, the Client may transfer Cash into the Client's Account from a third-party bank account or a third party by sending the Custodian a Cash Credit Request.

(i)   Upon receiving the Cash Credit Request and verifying that such request complies with Section 5.2, the Custodian will complete any transfer to the Account within two Business Days after receipt of the Cash Credit Request. If a Cash Credit Request is received after the Cut-off-Time, such transfer will be completed within two Business Days of the following Business Day.

(ii)   The Custodian will not accept, for the benefit of Client, Cash credits from third parties. Cash credits will only be accepted from banks that have been approved through Custodian's BSA/AML program and are in the name of an individual or an institution named on the related Account. This prohibition may be modified by mutual written agreement of Client and the Custodian in order to accommodate Client's receipt of Cash credits from its subscribers and may be subject to additional terms, conditions, and fees.

(b)   Cash Debits. Subject to the terms of this Agreement, the Client may transfer Cash from the Account to an account at a third-party bank established and maintained in the name of the Client or in the name of a third party by sending the Custodian a Cash Debit Request.

(i)   Upon receiving the Cash Debit Request and verifying that such request complies with Section 5.2, the Custodian will complete any transfer from the Account within two Business Days after receipt of the Cash Debit Request. If a Cash Debit Request is received after the Cut-off Time, such transfer will be completed within two Business Days of the following Business Day.

(ii)   Such transfer may only be effected via wire transfer or ACH.

(iii)   Cash debits are only permitted to bank accounts that have been approved through Custodian's BSA/AML program and are in the name of an individual or an institution named on the recipient's account.

3.3   Transfers of Securities

(a)   Securities Credits. Subject to the terms of this Agreement, the Client may transfer Securities from itself, an external provider, or other third parties to the Account. Prior to any such transfer, the Client will send the Custodian a Securities Credit Request. The

Custodian is not obligated to credit any securities to the Account before the Custodian actually receives such Securities by final settlement.

(i)   Upon receiving a Securities Credit Request and verifying the transferred securities and that such request complies with Section 5.2, the Custodian will provide the Client with settlement instructions, including specific account details and delivery instructions. The Client will initiate the transfer by instructing their current holding institution or broker to deliver the Securities to the Custodian. The transfer will be executed following established industry practices and relevant regulations.

(ii)   The Custodian will reconcile the received Securities with the Client's Account records and confirm the successful transfer to the Account.

(b)   **Securities Debits**. Subject to the terms of this Agreement, the Client may initiate the transfer of Securities from the Account by sending the Custodian a Securities Debit Request.

(i)   Upon receiving the Securities Debit Request and verifying the request complies with Section 5, the Custodian will provide the Client with settlement instructions for the requested transfer. The Client will follow the provided instructions to initiate the transfer from the Account.

(ii)   The Custodian will provide the Client with a confirmation of the pending debit transaction.

(iii)   If a Securities Debit Request would result in the transfer of Securities exceeding the available balance in the Account, the Custodian may reject such instructions at its sole discretion.

(iv)   If the Client separately maintains one or more blockchain-based tokens, including self-custodied blockchain-based tokens, associated with securities entitlements in the Account ("*Security Instruction Token(s)*" or "*SIT(s)*"), and the Client subsequently sells or otherwise transfers SITs on a third-party securities exchange, alternative trading system, or similar trading venue, the Client acknowledges and agrees that the Custodian will recognize such transfer as a Proper Instruction by the Client to the Custodian, and Custodian shall transfer a corresponding amount of securities entitlements from the Client's Account to the account of the acquirer of such SITs.

(c)   **Risk in Relation to Securities Transactions**. The Client will bear the sole risk and expense associated with the transfer of Securities, including any delays or inability to achieve final settlement as required by this Agreement. The Custodian will follow established industry practices and relevant regulations to facilitate the timely settlement of securities transactions. However, the Custodian will not be liable for any delays or failures in settlement arising from circumstances beyond its reasonable control or that are attributable to the actions or omissions of third parties involved in the settlement process. The Client acknowledges that the settlement of Securities may involve intermediary entities, such as clearinghouses, depositories, or transfer agents, and that the Custodian's role is limited to the custody and transfer of the Securities as instructed by the Client.

3.4   Request for Additional Information. The Client will promptly provide to the Custodian any additional information requested regarding the source or ownership of the Assets subject to a Credit Request or the recipient of Assets subject to a Debit Request.

3.5   Transfer Fees. Transfers of Assets to and from any and all Accounts are subject to the fees in the Fee Schedule.

3.6   Transaction Limits. The Custodian may, for risk management or other reasons, impose limits on the number or size, or both, of transactions processed for the Client under this Section 3.

Section 4.   Purchase and Sale of Assets

4.1   Role of Custodian. The Custodian may purchase any Eligible Assets from the Client or sell any such Eligible Assets to the Client upon receipt of a Trade Order.

4.2   At the Direction of the Client. At the direction of the Client, the Custodian may: (a) exchange Securities for other Securities and/or Cash or Eligible Assets in connection with any conversion privilege, reorganization, redemption in bind, consolidation, tender offer or exchange offer, or any exercise or subscription, purchase or other similar rights represented by Securities, Cash and/or Eligible Assets; and/or (b) exercise voting or similar rights attributable to Securities, Cash and/or Digital Assets in the Accounts.

4.3   Execution and Order Fulfillment. The Custodian may execute and fulfill the Client's Trade Orders. The Custodian's execution and settlement of Trade Orders is subject to available liquidity and market conditions generally. The Custodian reserves the right to cancel or reject any Trade Order, in whole or in part, for any reason.

4.4   Settlement Services. The Custodian may offer settlement services (the "***Settlement Services***") that facilitate the settlement of transactions of Digital Assets, Securities, or Cash between Client and Client's trade counterparty that also has an Account with Custodian (a "***Settlement Partner***"). Client acknowledges that the Settlement Service, if offered, is an application programming interface (***API***) product complemented by a web user interface (***UI***). If offered, Client may utilize the Settlement Services by way of a number of options, including settlement of one-sided requests with counterparty affirmation; one-sided requests with instant settlement; and two-sided requests with reconciliation. The Client understands that the Digital Assets available for use within the Settlement Services may not include all of Client's Digital Assets under custody. Settlement transactions are subject to all applicable Laws and the rules and regulations of all federal, state and self-regulatory agencies.

Section 5.   Instructions

5.1   Authorized Persons and Authorized Agents. Subject to approval by the Custodian, an Authorized Person is authorized to act on behalf of the Client in the performance of those acts or duties specified for each such person from time to time in the Firm Authorized User Form(s). The Client, or Authorized Agent acting on behalf of the Client, may, from time to time, add to or remove names from the list of Authorized Persons maintained by the Custodian, or change the authorizations granted to any Authorized Person, by delivery of a new or revised Firm Authorized User Form to the Custodian. If at any time there are no Authorized Persons designated by the Client or the Authorized Agent, the president/chief executive officer and chief financial officer of the Client will be deemed Authorized Persons hereunder.

5.2   Custodian Reliance on Instructions. The Custodian may act upon and rely upon any Proper Instruction received from, or believed in good faith by the Custodian to be received from, an Authorized Person, that have been validated in accordance with procedures the Custodian may put in place from time to time, unless or until the Custodian has (a) received written notice of any change thereto from the Client and (b) had a reasonable time to note and implement such change.

5.2   Validation of Instructions. Validation procedures used by the Custodian are designed only to verify the source of the Instruction and not to detect errors in the content of that Instruction or to prevent duplicate Instructions.

5.3   Rejection of Instruction. The Custodian may reject or decide, in its sole and absolute discretion, not to act on any Instruction to transfer Assets (a) based on the Custodian's applicable policies and procedures, including the results of the Custodian's transaction monitoring and screening procedures, (b) where it reasonably doubts such Instruction's contents, authorization, origination or compliance with the Custodian's policies and procedures, (c) where it reasonably believes that acting on the Instruction could: (i) require it to register or qualify as a regulated entity, (ii) violate or facilitate the violation of any Law, or (iii) subject the Custodian to any financial or other liability, and, in each case, the Custodian covenants to promptly notify the Client of its decision in such instance if permitted to do so by Law, or (iv) in order to give effect to transaction limits imposed in accordance with Section 3.6. In the event the Custodian will receive conflicting Instructions from the Client or any Authorized Person, the Custodian will be entitled, at its option, to refrain from taking action until such conflicting Instructions are reconciled to its reasonable satisfaction.

5.4   Platform Provider Instructions. Unless otherwise directed by the Client, the Client expressly acknowledges and agrees that the Platform Provider may act as an Authorized Agent to act on behalf of the Client even if not expressly listed on the Firm Authorized User Form(s). Any Instructions received by the Custodian, whether electronically or otherwise, from the Platform Provider shall be deemed as Proper Instructions. If the Client restricts the Platform Provider's authority to act as an Authorized Agent, certain functions performed on behalf of the Client by the Platform Provider will be limited.

5.5   Responsibility for and Limitations on Instructions.

(a)   The Client is responsible for any Instructions given to the Custodian or on which the Custodian is entitled to rely hereunder, whether or not properly authorized by the Client. The Custodian will have no duty or responsibility to inquire into, make recommendations, or determine the suitability of any Instructions or transactions affecting the Account(s).

(b)   The Client agrees that the Custodian will have no obligation to act in accordance with purported Instructions to the extent that they conflict with applicable Law.

(c)   The Custodian will not be liable for any loss resulting from a delay while it obtains clarification of any Instructions.

(d)   The Client agrees that the Custodian is not responsible for any errors made by or on behalf of the Client, any errors resulting, directly or indirectly, from fraud or the duplication of any Instruction by or on behalf of the Client, or any losses resulting from the malfunctioning of any devices used by the Client or loss or compromise of credentials used by the Client to deliver Instructions.

5.6   Acknowledgment of Risk. The Client expressly acknowledges and agrees that the use of electronic communication systems to convey Instructions does not eliminate the risk of error and fraudulent activities or security and privacy issues.

5.7   English. Instructions are to be given in the English language only.

5.8   Cut-Off Times. The Custodian may act on Instructions only within Cut-Off Times.

Section 6.   Performance by the Custodian

6.1   Custodial Duties Requiring Instructions. The Custodian will carry out any of the following actions only upon receipt of specific Proper Instructions, delivered in accordance with Section 5, authorizing and requesting same:

(a)   Receive or deliver any Assets, except as otherwise specifically provided for in this Agreement; and

(b)   Carry out any action affecting Assets or the Account(s), other than those specified in Section 6.2 below; <u>provided</u>, <u>however</u>, that each instance will be subject to the prior approval and agreement of the Custodian; <u>provided</u> further, that all Instructions regarding Forked Digital Assets or Airdrops are subject to Section 8 of this Agreement.

6.2   Non-Discretionary Custodial Duties. Absent a contrary Proper Instruction, the Custodian will be permitted, and is hereby authorized and directed by Client to, and may authorize subcustodians or depositories to, carry out any of the following actions without any further Proper Instructions or approval by or on behalf of Client:

(a)   In the Client's name or on its behalf, sign any affidavits, certificates of ownership and other certificates and documents relating to Assets which may be required (i) to obtain any Assets, or (ii) by any tax or regulatory authority having jurisdiction over the Assets or the Account(s);

(b)   Notify the Client of notices, circulars, reports and announcements that require discretionary action, in each case, which the Custodian has received in the course of acting in the capacity of custodian of any Assets held on the Client's behalf; and

(c)   Attend to all non-discretionary matters in connection with anything provided in this Section 6.2 or any Instruction.

6.3   Use of Third Parties. The Custodian may perform any of its duties or obligations under this Agreement through depositories, subcustodians, subcontractors, or agents (including its affiliates), whenever and on such terms and conditions as it deems necessary or advisable to perform such duties or obligations or liabilities. The Custodian will act in good faith and use reasonable care in the selection and continued appointment of unaffiliated depositories, subcustodians, subcontractors, or agents.

6.4   Reporting. The Custodian will provide to Client quarterly account statements identifying the Assets in the Account(s) on a quarterly basis and setting forth all transactions in the Account(s) during such quarter. Upon written request from the Authorized Agent, the Custodian will also provide copies of quarterly account statements to the Authorized Agent.

6.5   Independent Verification. If the Client is subject to Rule 206(4)-2 under the Investment Advisers Act of 1940, as amended, the Custodian will, upon written request, provide the Client with authorized independent public accountant confirmation of or access to information sufficient to confirm that (i) the Client's Assets as of the date of an examination conducted pursuant to Rule 206(4)-2(a)(4), and (ii) the Client's Assets are held either in a separate account under the Client's name or in accounts under the Client's name as agent or trustee for the Client's clients.

6.6   Security. The Custodian may take such steps that it determines, in its sole discretion, may be necessary or advisable to inspect and protect the security of the Assets, the Accounts, and the Omnibus Wallet or to enhance the Custodian's ability to secure the Assets, the Accounts, or the Omnibus Wallet, including cancelling, interrupting, terminating or suspending any or all of the Custodian's services and operations hereunder and the Client's access to the Custodian's services and operations, to any Assets or to the Accounts. The Custodian may from time-to-time review and amend its policies and procedures or impose such additional policies and procedures as the Custodian, in its sole discretion, considers necessary or advisable to enhance the Custodian's ability to secure the Assets, the Accounts, or the Omnibus Wallet.

7.   Taxation

7.1   Client's Tax Obligations. The Client will, for all tax purposes, be treated as the owner of all Assets held by the Custodian pursuant to this Agreement. It is the Client's sole responsibility to determine whether and to what extent Taxes and Tax reporting obligations may apply to the Client with respect to its Assets, Accounts, and transactions, and the Client will timely pay all such Taxes and will file all returns, reports, and disclosures required by applicable Law.

7.2   Tax Information. Upon execution of this Agreement, as well as upon request of the Custodian, the Client will promptly provide the Custodian with all forms, certifications, documentation, representations and warranties and any other information as the Custodian may request ("***Account Tax Documentation***"), including a duly completed and executed W-9 or W-8 (both available at www.irs.gov), as applicable, as to the Client's and/or the Client's underlying beneficial owners' tax status and/or residence. The Client warrants that, when given, such Account Tax Documentation is true, complete, and correct. If any such Account Tax Documentation becomes inaccurate, incorrect, or obsolete, the Client will notify the Custodian immediately and promptly provide updated Account Tax Documentation. The Client understands that the Custodian may disclose any information with respect to Client Assets, Accounts and transactions required or requested by any applicable taxing authority or other governmental entity.

7.3   Payments; Indemnity. Custodian is authorized to deduct and/or withhold Taxes, including Taxes arising as a result of the Client's failure to provide Account Tax Documentation pursuant to Section 7.2 above, from Client's Assets, Accounts, or other property of the Client and remit such amounts to the relevant taxing authority. If any Taxes become payable with respect to any prior payment made to the Client by the Custodian, the Custodian may withhold any cash or other property of the Client held or received with respect to Client's Assets, Accounts, or other property in satisfaction of such prior Taxes. The Client will remain liable for any Tax deficiency. If Taxes are required to be deducted or withheld from any payments made by the Client to Custodian, the Client will pay such additional amounts as are necessary so that Custodian receives a net amount equal to the amount Custodian would have received absent such withholding or deduction. Without limiting Section 14 hereof, the Client will indemnify and hold the Custodian harmless from and against any and all liabilities, penalties, interest or additions to tax with respect to, or resulting from, any delay in, or failure by, the Custodian to pay, withhold or report any Taxes imposed on Client's Assets, Accounts, cash or other property.

8.   Digital Asset Forks and Airdrops

8.1   Acknowledgment of Forks. Client acknowledges that the underlying software protocols governing the Client Digital Assets may be subject to sudden Forks, and that such Forks may have a material effect on the value, function, character, or name of the Client Digital Assets held in the Client's Account.

8.2   Responsibilities as to Forks and Airdrops. The Custodian is not responsible for supporting any Fork or Airdrop. The Custodian is not liable for any loss in value of the Client Digital Assets held by the Custodian on the Client's behalf as a result of any Fork or otherwise. It is the responsibility of the Client to make itself aware of anticipated or upcoming block validation, consensus or operating rules for, or operational or systemic changes in, a Client Digital Asset, and the Client must carefully consider publicly available information as well as information provided by the Custodian, if any, in determining whether to continue to use an account with the Custodian in connection with a Forked Digital Asset. Custodian is not responsible for, and Client agrees Custodian is not liable for, any lost profits, trading losses or any other losses or damages that result from a Fork or Custodian's determination to support or not support any Forked Digital Asset. The Custodian is not responsible for, and Client agrees Custodian is not liable for, any lost profits, trading losses or any other losses or damages that result from an Airdrop or Custodian's determination to support or not support any Digital Assets resulting from an Applicable Airdrop or Non-Applicable Airdrop.

8.3   Rights of Custodian in Event of Fork or Airdrop.

(a)   Suspension of Services. In the event of a Fork or an Airdrop, Custodian will have the right, in its sole discretion and without prior notice, to temporarily suspend its services under Sections 2, 3, and 4 of this Agreement.

(b)   Support of Airdrops or Forked Digital Assets. In the event of a Fork or an Airdrop, Custodian will have the right, in its sole discretion and without prior notice to Client, to determine not to support any particular Forked Digital Asset or Digital Asset resulting from an Airdrop.

8.4   Notification. The Custodian and the Client will have the following notice requirements pertaining to Forked Digital Assets in the following circumstances:

(a)   If the Custodian chooses not to continue to support the original source code version specified in Section 2.3, the Custodian chooses to implement a corresponding Forked Digital Asset instead, and the original source code version specified in Section 2.3 continues to exist, then the Custodian will notify the Client within five Business Days and upon receipt of such notice, Client is deemed to consent to the new source code version unless the Client objects within five Business Days.

(b)   If the Custodian chooses to support both the original source code version specified in Section 2.3 and a corresponding Forked Digital Asset, then the Custodian will make reasonable efforts to notify the Client within five Business Days. If the original source code version specified in Section 2.3 ceases to exist or, in the sole judgment of the Custodian, is no longer reasonably expected to continue to exist, then the Custodian will make reasonable efforts to notify the Client within five Business Days.

(c)   The Custodian may meet the notice requirements of this Section 8.4 by providing notice on the Custodian's website and media regularly used by the Custodian.

Section 9.   Value and Supply of Digital Assets; Issuance

9.1   Value Fluctuation. The Client acknowledges and agrees that the value of Digital Assets and any unsupported Forked Digital Asset can fluctuate substantially, which may result in a significant or total loss of the value of the Digital Assets held by Custodian on the Client's behalf or any unsupported Forked Digital Asset. The Client acknowledges and agrees that Custodian will not be liable for any loss in value of any Digital Assets or unsupported Forked Digital Asset at any time.

9.2   Supply of Digital Assets. The supply of Digital Assets available to Custodian to provide to the Client through trade orders and the ability of Custodian to deliver Digital Assets depends on third party providers that are outside of Custodian's control. The Custodian does not own or control any of the protocols that are used in connection with Digital Assets and their related networks, including those resulting from a Fork. Accordingly, Custodian disclaims all liability relating to such protocols and any change in the value of any Digital Assets (whether Forked Digital Assets or not) and makes no guarantees regarding the security, functionality, or availability of such protocols or networks. The Client accepts all risks associated with the use of the services to conduct transactions, including, but not limited to, risks in connection with the failure of hardware, software and internet connections.

9.3   Insurance. The Client accepts that Digital Assets, Securities, and other non-Cash Assets are not subject to the protections or insurance provided by the Federal Deposit Insurance Corporation (FDIC) or any federal or state regulatory agency. The Client acknowledges that the Custodian is not an insured depository institution and that all banking services are provided by the Custodian's banking partners, including State Bank, Member FDIC. The Cash in the account at State Bank is insured by the FDIC, which insures the Client's contributions to its Accounts up to $250,000, based upon current deposit insurance rules. In addition, although Custodian may maintain insurance for its own benefit in connection with its business, this insurance, if maintained, is solely for the benefit of the Custodian and does not guarantee or insure the Client in any way.

Section 10.   Acknowledgment of Digital Asset Risks

10.1   General Risks. Client understands and acknowledges that investing in, buying, selling, and holding Digital Assets presents a variety of risks that are not presented by investing in, buying, selling, and holding products in other, more traditional asset classes. These risks include, but are not limited to, the following:

(a)   Digital Assets are not legal tender, operate without central authority or banks, and are not backed by any government.

(b)   Digital Assets are a new technological innovation with a limited history and are a highly speculative asset class, and as such, have in the past experienced, and are likely in the future to continue to experience, high volatility, including periods of extreme volatility.

(c)   Digital Assets could become subject to Forks and various types of cyberattacks.

(d)   Trading platforms on which Digital Assets are traded, including exchanges and liquidity providers that may be used by the Custodian to fill Trade Orders, may stop operating or shut down due to bankruptcy, fraud, technical problems, hackers or malware, and these trading platforms may be more susceptible to bankruptcy, fraud and security breaches than established, regulated exchanges for other products.

(e)   The decentralized, open-source protocol of the peer-to-peer computer network supporting a Digital Asset could be affected by internet disruptions, fraud or cybersecurity attacks, and such network may not be adequately maintained and protected by its participants.

(f)   Regulatory actions or policies may limit the ability to exchange a Digital Asset or utilize it for payments, and federal, state or foreign governments may restrict the use and exchange of Digital Assets.

(g)   It may be or in the future become illegal to acquire, own, sell, or use a Digital Asset in one or more countries, and the regulation of Digital Assets within and outside of the United States is still developing.

(h)   A Digital Asset could decline in popularity, acceptance, or use, thereby impairing its price and liquidity.

(i)   The Custodian offers custody for Digital Assets in fungible bailment in an Omnibus Wallet maintained by the Custodian. Therefore, the Custodian will segregate the Digital Assets of its clients from the Digital Assets of the Custodian but will not segregate the Digital Assets of its clients when those Digital Assets are fungible with each other. In the event of loss, all the owners of Digital Assets which are fungible with each other will bear any loss on a pro rata basis.

10.2   Acknowledgement. The risks described in this Section 10 are just some of the risks presented by investing in, buying and selling Digital Assets, and the Client acknowledges and agrees that the Client is solely responsible for understanding and accepting the risks involved in investing in, buying, and selling Digital Assets, acknowledges that, subject to the other provisions of this Agreement, the Custodian has no control or influence over such risks, and acknowledges that the Custodian will not be liable for any loss in value of Digital Assets that occurs in connection, directly or indirectly, with these risks.

Section 11. Representations and Warranties

11.1 Mutual Representations and Warranties. Each Party hereto represents and warrants to the other Party, as of the date this Agreement, that:

(a) If Client is an entity, it is duly organized and in good standing in its jurisdiction of formation;

(b) It has the requisite power and authority to execute this Agreement and to perform its obligations hereunder;

(c) It has taken all necessary action to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;

(d) This Agreement, when executed and delivered, will be its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy or other similar laws;

(e) Any consent, authorization or Instruction required in connection with its execution and performance of this Agreement has been provided by any relevant third party;

(f) Any act reasonably required by any relevant governmental or other authority to be done in connection with its execution and performance of this Agreement has been or will be done (and will be renewed if necessary); and

(g) Neither the execution nor performance of this Agreement by such Party will materially breach any applicable Law, contract or other requirement to which such Party is bound.

11.2 Client Representations and Warranties. In addition to the general representations set forth in Section 11.1 hereof, the Client also represents, warrants and covenants to the Custodian that:

(a) Its primary address (or principal place of business if Client is an entity) as provided to the Custodian is true, and it will notify the Custodian before changing its address or principal place of business to another jurisdiction;

(b) It has the requisite power and authority to deposit the Assets in the Account(s);

(c) Any factual information heretofore or contemporaneously furnished by or on behalf of the Client in writing to the Custodian for purposes of or in connection with the services contemplated by this Agreement is true and accurate in all material respects on the date as of which such information is dated or certified and not incomplete by omitting to state any fact necessary to make such information not misleading in any material respect at such time; provided that, with respect to forecasts or projections, the Client represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time;

(d) There is no claim pending, or to the Client's knowledge, threatened, and no encumbrance or other lien, in each case, that may adversely affect any delivery of Assets made in accordance with this Agreement;

(e) It has not relied on any oral or written representation or warranty made by the Custodian or any other person on the Custodian's behalf, other than those explicitly set forth in Section 11.1 thereof;

(f) It owns the Assets in the Account(s) free and clear of all liens, claims, security interests and encumbrances (except those granted herein) and it has all rights, title and interest in and to the Assets in the Account(s) as necessary for the Custodian to perform its obligations under this Agreement;

(g) It acknowledges that Digital Assets are new forms of assets, that the law regarding their ownership, custody and transfer is developing and uncertain, and that custody of such assets poses certain risks that are not present in the case of more traditional asset classes, including the risks of fraud and theft; and it understands that it will bear such risks and the potential loss or diminution in value of Digital Assets due to (i) changes or developments in the Law or conditions under existing Law in which its rights in and to such Digital Assets are not adequately protected, (ii) changes in the Custodian's policies or procedures made in the Custodian's sole discretion in light of legal, regulatory, operational, security or reputational risks, (iii) an Ineligibility Determination, or (iv) fraud and theft;

(h) It is not, and no transferor or transferee of Assets pursuant to any Credit Request or Debit Request is: (i) the target of any economic, financial or trade sanctions or embargoes, export controls or other restrictive measures imposed by the United States of America (including those administered by the United States Department of the Treasury's Office of Foreign Assets Control), the European Union, any member state of the European Union, the United Kingdom or the United Nations (the "***Sanctions***"), or (ii) located, organized or resident in a country or territory with which dealings are broadly restricted or prohibited by any Sanctions (any such country, territory, entity or individual described in this clause (h), a "***Sanctioned Party***");

(i) The Client does not know or have any reason to suspect that (i) any part of the Assets are or will be derived from, held for the benefit of, or related in any way to transactions with or on behalf of, any Sanctioned Party, and (ii) any Sanctioned Party has or will have any legal or beneficial interest in the Client or any of the Assets;

(j) The Client does not know or have any reason to suspect that (i) any part of the Assets was derived from unlawful activities, or (ii) any part of the Assets or proceeds of the Assets will be used to finance any unlawful activities;

(k) If the Client is a non-U.S. banking institution (a "***Non-U.S. Bank***") or is holding its security entitlement to the Assets credited to the Account(s) directly or indirectly on behalf of or for the benefit of a Non-U.S. Bank, such Non-U.S. Bank (i) maintains a place of business at a fixed address, other than solely a post office box or an electronic address, in a country where the Non-U.S. Bank is authorized to conduct banking activities; (ii) at such location, employs one or more individuals on a full-time basis; (iii) maintains operating records related to its banking activities; (iv) is subject to inspection by the banking authority that licensed the Non-U.S. Bank; and (v) does not provide banking services to any other Non-U.S. Bank that does not have a physical presence in any country and that is not a registered affiliate of such Non-U.S. Bank;

(l) If the Client is an entity holding its security entitlement to the Assets credited to the Account(s) on behalf of third parties, (i) the Client is in compliance in all material respects with Sanctions and, as applicable to the Client, the U.S. Bank Secrecy Act, as amended, the U.S. Money Laundering Control Act of 1986, as amended, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended, the Anti-Money Laundering Act of 2020, as amended, or any similar U.S. federal, state or foreign law or regulation, (ii) the Client has anti-money laundering policies and procedures in place reasonably designed to verify the identity of its customers and investors and their sources of funds, and (iii) the Client has established the identities of and conducted thorough due diligence with respect to all of its customers or investors who beneficially own or will beneficially own, directly or indirectly, any of the Assets;

(m) It acknowledges that the Custodian may, with or without prior notice to the Client, "freeze: the Client's Accounts, or any other Assets of the Client in the Custodian's possession or control, including, but not limited to, prohibiting transfers, declining any Credit Request or Debit Request and/or segregating Assets or property, if the Custodian determines, suspects, or is advised that such actions are necessary or advisable to comply with any applicable anti-money laundering, OFAC or other laws or regulations in any relevant jurisdiction. The Client acknowledges that the Custodian may be required to report transactions that raise suspicions of money laundering or OFAC violations and to disclose the identity of the Client and any related parties to appropriate government authorities;

(n) It does conduct and intends to continue to conduct its business in material compliance with all applicable Laws, and has obtained all regulatory licenses, approvals and consents necessary to carry on its business as now conducted; without limiting the generality of the foregoing, it will not use the services provided by Custodian hereunder in any manner that is, or would result in, a violation of any applicable Law;

(o) It is aware of and familiar with, and has been fully informed of, the risks associated with giving Proper Instructions, and is willing to accept such risks, and it will (and will cause each Authorized Person to) safeguard and treat with extreme care any devices or credentials related to Proper Instructions, understands that there may be alternative methods of giving or delivering the same than the methods selected by the Custodian, agrees that the security procedures (if any) to be followed in connection therewith provide a commercially reasonable degree of protection in light of its particular needs and circumstances, and acknowledges and agrees that a deposit or withdrawal request may conclusively be presumed by the Custodian to have been given by Authorized Person(s) duly authorized to do so, and may be acted upon as given;

(p) It understands that withdrawal requests for Digital Assets will not be processed on a real-time basis and may take days to execute;

(q) In respect of Digital Assets, the custodial services are available only in connection with those Digital Assets that the Custodian supports. The Digital Assets that the Custodian supports may change from time to time in the Custodian's sole discretion. Prior to initiating a deposit of Digital Assets to the Custodian, Client will confirm that the Custodian offers custodial services for that specific Digital Asset. The list of supported Digital Assets is available on the Eligible Asset Page. By initiating a deposit of Digital Assets to an Account, the Client attests that the Client has confirmed that the Digital Asset being transferred is supported by the Custodian. Under no circumstances should the Client attempt to use the custodial services to deposit or store any Digital Assets that are not supported by the Custodian. Depositing or attempting to deposit Digital Assets that are not supported by the Custodian will result in such Digital Asset being unretrievable by either the Client or the Custodian. The Custodian assumes no obligation or liability whatsoever regarding any unsupported Digital Asset sent or attempted to be sent to it, or regarding any attempt to use the custodial services for Digital Assets that the Custodian does not support. The Custodian may from time to time determine types of Digital Assets that will be supported or cease to be supported by the custodial services. The Custodian will provide the Client with not less than 30 days' prior written notice before ceasing to support a Digital Asset, unless the Custodian is required to cease such support sooner to comply with applicable Law (in which event the Custodian will provide as much notice as is practicable under the circumstances); and

(r)   the aggregate interest in any class of shares of the Client held by benefit plan investors (as such term is interpreted under The Employee Retirement Income Security Act of 1974, as amended ("***ERISA***"), will not at any time equal or exceed twenty-five percent of the outstanding shares of such class and (b) the Client will not permit the assets of the Client to be deemed assets of an employee benefit plan that is subject to ERISA.

11.3   Custodian Representations and Warranties. The Custodian represents to the Client that the Custodian is a Wyoming-chartered public trust company pursuant to Wyo. Stat. § 13-5-501 et. seq. and is authorized to engage in all activities described in Wyo. Stat. § 13-5-510.

Section 12.   Section Scope of Custodian's Responsibilities; Limitations

12.1   Standard of Care. The Custodian will use commercially reasonable efforts in performing its obligations under this Agreement. Subject to the terms of this Agreement, the Custodian will not be responsible for any loss or damage suffered by Client as a result of the Custodian performing such duties unless the same results from an act of fraud, willful default or gross negligence on the part of the Custodian. The Custodian will not be responsible for the title, validity, or genuineness of any Assets (or any evidence of title thereto) received or delivered by it pursuant to this Agreement.

12.2   No Investment Advice. Custodian does not provide investment, tax, or legal advice, nor does Custodian broker transactions on Client's behalf. Client acknowledges that Custodian has not provided any advice or guidance or made any recommendations to Client with regard to the suitability or value of any Digital Assets, and that Custodian has no liability regarding any selection of a Digital Asset that is held by Client. All transactions are executed based on Client's Instructions, and Client is solely responsible for determining whether any investment, investment strategy, or related transaction involving Digital Assets is appropriate for Client based on Client's personal investment objectives, financial circumstances, and risk tolerance. Client should consult its investment, tax, or legal professional regarding Client's specific situation.

12.3   Limitations on Losses

(a)   In no event will the Custodian be responsible or liable for any loss, claim or damage suffered by the Client, except to the extent of a final, non-appealable judicial determination that such loss, claim or damage directly resulted from the gross negligence, willful misconduct, or fraud of the Custodian. In the event of such final, non-appealable judicial determination, the liability of the Custodian will not exceed the lesser of: (a) the replacement cost of any Assets, and (b) the market value of the Assets (as determined by the Custodian) to which such loss or damage relates at the time the Client reasonably should have been aware of such gross negligence, willful misconduct, or fraud. In the event of any loss sustained by the Client for which the Custodian is finally adjudicated, after exhaustion of all potential appeals, that it is liable hereunder, the liability of the Custodian will be reduced to the extent that the Client's own negligence contributed to such loss.

(b)   The Custodian will not be liable for any loss caused, directly or indirectly, by (a) the failure of the Client to adhere to the Custodian's policies and procedures that have been disclosed to the Client, (b) a Force Majeure Event or (c) any action taken pursuant to Section 6.5.

(c)   Under no circumstances will the Custodian be liable to the Client for (a) acting in accordance with or conclusively relying upon any Instruction that it believes in good faith to have been authorized by the Client or any Person acting on behalf of the Client, or (b) any indirect, consequential, incidental, special or punitive loss or damage, even if the Custodian has been advised of or otherwise might have anticipated the possibility of such loss or damage.

(d)   The Custodian will not be responsible or liable to the Client for any loss caused, directly or indirectly, by (a) any failure or delay to act by any service provider to the Custodian or (b) any System Failure (other than a System Failure caused by the gross negligence, misconduct or fraud of the Custodian or the Custodian's affiliates), that prevents the Custodian from fulfilling its obligations under this Agreement.

12.4   Limitations on the Custodian's Responsibility

(a)   General. The Custodian will only be responsible for the performance of those duties as are expressly set forth herein, including acting in accordance with any Proper Instructions given in accordance with this Agreement. The Custodian will have no implied duties or other obligations whatsoever. The Custodian will not be subject to, nor required to comply with, any other agreement to which the Client is a party.

(b)   No Liability for Third Parties. The Custodian, <u>provided</u> that the Custodian will have acted in good faith and used reasonable care in the selection and continued appointment of the third party and subject to clause iii below, is not responsible or liable for the acts, omissions, defaults, insolvency, negligence, gross negligence, misconduct or fraud of any third party selected by the Custodian to perform any of its duties or obligations under this Agreement, including any agent, depository, subcontractor or subcustodian. In addition, in no event will the Custodian be responsible or liable for the acts, omissions, default, insolvency, negligence, gross negligence, misconduct or fraud of any other third party that is not an Affiliated Agent, including any exchange, liquidity provider, counterparty, or third-party vendor.

(c)   Sole Obligations of the Custodian. The Client understands and agrees that notwithstanding any delegation by the Custodian of any of its obligations and duties to an Affiliated Agent, no such agreement with any Affiliated Agent will discharge the Custodian from its obligations hereunder, and the rights of the Client with respect to the Custodian extend only to the Custodian and do not extend to any Affiliated Agent of the Custodian. The Client will have no direct or indirect rights or causes of action against any Affiliated Agent, nor will any Affiliated Agent have any responsibility or liability to any Client of the Custodian.

(d)   Performance Subject to Laws. The Client understands and agrees that the Custodian's performance of this Agreement may be subject to relevant Laws and any rules, operating procedures, practices, and protocols related to the Assets, all of which may be subject to change. The Custodian may from time-to-time review and amend its policies and procedures or impose such additional policies and procedures as the Custodian, in its sole discretion, considers necessary or advisable due to change in any Law, including any Law related to the Assets.

(e)   Preventing Performance. The Custodian will not be responsible for any failure to perform any of its obligations if such performance is prevented, hindered, or delayed by a Force Majeure Event, by changes in the Custodian's policies or procedures made in the Custodian's sole discretion in light of legal, regulatory, operational, security or reputational risks or after an Ineligibility Determination. In such a case, the Custodian's obligations will be suspended for so long as the Force Majeure Event continues or any change in the Custodian's policies or procedures or Ineligibility Determination remains in effect.

(f)   Validity of Assets. The Custodian does not warrant or guarantee the form, authenticity, value, or validity of any Asset received by the Custodian.

(g)   No Fiduciary Duties. The Custodian has no fiduciary duty, responsibility, or liability to the Client in any respect, including with respect to the Digital Assets or Cash held in the Account(s) under this Agreement (irrespective of whether an affiliate of the Custodian has provided other services or is currently providing other services to the Client on other matters).

(h)   Forwarded Information; Contents of Documents. The Custodian is not responsible for the form, accuracy, or content of any notice, circular, report, announcement or other material provided under Section 6.2(a) of this Agreement not prepared by the Custodian and the Custodian will not be required to make any investigation into the facts or matters stated in any certificate, report, or other document.

(i)   Reliance on Counsel. The Custodian may consult with legal counsel(s) of its own choosing as to any matter relating to this Agreement, and the Custodian will not incur any liability with respect to anything done or omitted by it in accordance with any advice from such counsel.

(j)   Security of Assets. The Custodian will not be liable to the Client for any loss resulting from actions taken by the Custodian to inspect, protect or improve the security of the Client's Assets pursuant to Section 6.5.

(k)   Conflicting Claims. In the event of any dispute or conflicting claims by any person or persons with respect to the Assets, the Custodian will be entitled to refuse to act until either (a) such dispute or conflicting claim will have been finally determined by a court of competent jurisdiction or settled by agreement between conflicting parties, and the Custodian will have received written evidence satisfactory to it of such determination or agreement or (b) the Custodian will have received an indemnity, security or both, satisfactory to it and sufficient to hold it harmless from and against any and all loss, liability and expense that the Custodian may incur as a result of its actions.

(l)   Legal and Regulatory Compliance. The Custodian will have no obligation to review, monitor or otherwise ensure compliance by the Client or the Authorized Agent with (a) any Law applicable to the Client or the Authorized Agent or (b) any term or condition of any agreement between the Client and any third party, including the Authorized Agent.

(m)   Reliance on Written Items. The Custodian may rely on and will be protected in acting or refraining from acting upon any written notice, instruction, statement, certificate, request, waiver, consent, opinion, report, receipt or other paper or document furnished to it in accordance with this Agreement, not only as to its due execution and validity, but also as to the truth and accuracy of any information therein contained, which it in good faith believes to be genuine and signed or presented by an Authorized Person. The Custodian will be entitled to presume the genuineness and due authority of any signature appearing thereon. The Custodian will not be bound to make any independent investigation into the facts or matters stated in any such notice, instruction, statement, certificate, request, waiver, consent, opinion, report, receipt or other paper or document.

Section 13.   Client Obligations

13.1   Payment. The Client agrees to pay all fees, expenses, charges, and obligations incurred from time to time for any services pursuant to this Agreement as determined in accordance with the terms of the Fee Schedule to be attached hereto, together with any other amounts payable to the Custodian under the Agreement. The Fee Schedule may be changed from time to time by the Custodian upon prior written notice to the Client or the Authorized Agent. The Client authorizes the Authorized Agent to agree to any changes to the Fee Schedule on behalf of the Client without notifying or obtaining prior consent from the Client, and the Client agrees to be bound by any fees or charges agreed to by the Authorized Agent. Unless otherwise agreed, all fees and expenses paid to the Custodian will be paid in U.S. Dollars.

13.2   Provision of Identifying Information. The Client hereby acknowledges that the Custodian is subject to various laws including those requiring verification of the identities of customers, pursuant to which the Custodian will obtain, verify, and record information that allows the Custodian to identify each Client. Accordingly, prior to entering into this Agreement, the Custodian will ask the Client to provide certain information including, but not limited to, the Client's name, physical address, tax identification number and other information that will help the Custodian to identify and verify the Client's identity, such as organizational documents, certificate of good standing, license to do business or other pertinent identifying information. The Custodian may obtain and verify comparable information for any Authorized Person. The Client will provide the Custodian with documentation to allow for obtaining and verifying the beneficial owners and control persons of customers that are legal entities. The Client acknowledges that the Custodian cannot provide services under this Agreement until the Custodian verifies the identity of the Client (and, if applicable, Authorized Agents, Authorized Persons and/or beneficial owners) in accordance with its customer identification and verification procedures. The Client's Accounts may be restricted or closed if the Custodian cannot obtain and verify this information. The Custodian will not be responsible for any losses or damages (including, but not limited to, lost opportunities) that may result if a Client's Account is restricted or closed.

13.3   Provision of Asset Ownership Information. The Client will promptly provide the Custodian with such additional information and documentation (including, as applicable, by executing additional documentation) as the Custodian may request to confirm ownership of Assets, for the Custodian to comply with its policies and procedures, and to enable the Custodian to perform its duties and obligations under this Agreement.

13.4   Sanctioned Person Notification. The Client will promptly notify the Custodian if (a) the Client is or becomes a Sanctioned Person, (b) the Client is or becomes located, organized, or resident in, or begins to conduct business in or with a country or territory with which dealings are broadly restricted or prohibited by any Sanctions, or (c) the Client becomes aware that the Client or any Asset, or any transaction involving an Asset, is or becomes the target of any Sanctions or investigation (including the reasonable details thereof).

13.5   Permission for Liens and Security Interests. The Client will not grant any other Person a lien, security interest, charge or similar rights or claims against the Assets without the Custodian's prior consent. The Custodian will not unreasonably withhold such consent and reserves the right to charge the Client extra fees to compensate the Custodian for its extra recordkeeping and administrative costs related to such right or claim.

13.6   Instructions. In giving any Instructions which purport to be Proper Instructions under this Agreement, the Client will act, and will cause the Authorized Agent to act, in accordance with the provisions of any and all constitutional documents of the Client, any and all documents governing the Assets and any related Laws.

13.7   Responsibility for Account Security. The Client, its Authorized Agents, and its Authorized Persons are responsible for creating a strong password and maintaining adequate security and control of any and all IDs, passwords, hints, personal identification numbers, or any other codes that the Client and any Authorized Agents or Authorized Person uses to access the services provided by the Custodian under this Agreement. Any loss or compromise of the foregoing information and/or the Client's personal information may result in unauthorized access to the Accounts by third parties and the loss or theft of any Assets held in the Accounts and any associated accounts. The Client is responsible for keeping the Client's contact information, including email address and telephone number, up to date in order to receive any notices or alerts that the Custodian may send to the Client. The Custodian assumes no responsibility for any loss that the Client may sustain due to compromise of account login credentials not due to fault of the Custodian, or due to any failure by the Client, any Authorized Agent or to follow or act on any notices or alerts that the Custodian may send to the Client, an Authorized Agent, or an Authorized Person.

13.8   Legal Consultation. At any time, the Custodian may request Instructions from any Authorized Person or Authorized Agent (or Person that the Custodian believes in good faith to be an Authorized Person or Authorized Agent), and may consult with its own legal counsel or outside legal counsel for the Client, at the expense of the Client, with respect to any matter arising in connection with the services to be performed by the Custodian under this Agreement. The Client agrees to pay all fees, expenses, charges, and obligations incurred by the Custodian in connection with such Instructions or consultations.

Section 14.   Indemnity

14.1   Indemnity to the Custodian. The Client agrees to indemnify, defend and hold harmless the Custodian, its parent companies, subsidiaries and affiliates, and its and their directors, officers, agents and employees, against any and all claims, costs, causes of action, losses, liabilities, lawsuits, demands and damages, fines, penalties and expenses, including without limitation, any and all court costs and reasonable attorney's fees, in any way related to or arising out of or in connection with this Agreement or any action taken or not taken pursuant hereto, except to the extent that the Custodian would be liable under Section 12.3 hereunder. The foregoing indemnifications will survive any termination of this Agreement.

14.2   Client's Direct Liability. The disclosure by the Client to the Custodian that the Client has entered into this Agreement as the agent or representative of another person will not relieve the Client of any of its obligations under this Agreement, including those described in Section 14.1 above.

Section 15.   Client Final Distribution of Assets

The Client agrees that the Assets will be finally distributed, transferred, and delivered to the Client only upon the Client's indefeasible payment in full of any and all amounts due and owing to the Custodian hereunder.

Section 16.   Remedies Upon Nonpayment

If the Client, upon demand, fails to pay the Custodian any required amount in respect of any Asset subject to this Agreement, the Custodian may, without notice to the Client (except as required by law) and at any time appropriate, sell such Asset and/or exercise in respect of each such Asset any and all the rights and remedies of a secured party on default under applicable Law.

Section 17.   Section Lien and Set Off

17.1   Lien. In addition to all rights and remedies available to the Custodian under applicable Law, the Custodian will have, and the Client hereby grants, a continuing lien on and valid and perfected first-priority security interest in all Assets until the satisfaction of all liabilities of the Client to the Custodian arising under this Agreement, including without limitation liabilities in respect of any fees and expenses or credit exposures in relation to the Accounts incurred in the performance of services under this Agreement. Custodian will have all the remedies of a secured party under the Uniform Commercial Code as in effect in the State of Wyoming. The Client will not grant any other Person a lien, security interest, charge or similar rights or claims against the Assets without the Custodian's prior written consent.

17.2   Set-off. Without limiting any other rights and remedies of the Custodian under this Agreement or applicable Law, to the extent permitted by applicable Law, the Custodian may, with prior notice to the Client, set off any payment obligation owed to the Custodian by the Client against any payment obligations owed by the Custodian to the Client, regardless of the place of payment, delivery and/or currency of any obligation (and for such purposes may make any necessary conversions of currencies or Digital Assets). If any obligation is unliquidated or unascertained, the Custodian may set off an amount estimated by the Custodian in good faith to be the amount of that obligation.

Section 18.   Records

The Client will examine each statement sent by the Custodian and notify the Custodian in writing within five Business Days of the date of such statement of: (a) any discrepancy between Instructions given by the Client and the position shown on the statement, and (b) any other errors known to the Client. Absent such timely notification, the Custodian's liability for any loss or damage in regard to such discrepancy will not accrue beyond such five Business Day period.

Section 19.   Confidential Information

19.1   Confidentiality and Use of Information. Each of the Custodian and the Client agrees that it will maintain any confidential and proprietary information disclosed to it by the other Party hereto, including the fees set forth in the Fee Schedule hereto ("***Confidential Information***"), in a confidential manner using the same care it uses to protect the confidentiality of its own confidential information, and will not use for its own benefit or otherwise the Confidential Information of the other Party except (a) as expressly authorized by this Agreement and to the extent necessary for performance of this Agreement or (b) upon the prior written consent of the other Party; provided, however, that each of the Custodian and the Client may disclose any such confidential or proprietary information of the other Party to those of its affiliates and its and their officers, directors, employees, agents (including attorneys and financial advisors), and contractors, in each case, who need to know such information for purposes of this Agreement and who are bound by confidentiality obligations consistent with the terms hereof. Notwithstanding the foregoing, Confidential Information will not include information that was (i) publicly available prior to disclosure by such disclosing party; (ii) already in the receiving party's possession and not subject to an obligation of confidentiality; (iii) obtained by the receiving party from a third party without restriction on disclosure; (iv) entirely independently developed by the receiving party without reference to any Confidential Information of the disclosing party; (v) the tax treatment and any facts that may be relevant to the income tax consequences of the transactions contemplated by this Agreement.

19.2   Required Disclosures. If, at any time, the receiving party is required by law or regulation to make any disclosure of any of the Confidential Information, by summons, subpoena, judicial or administrative order or otherwise, the receiving party will (to the extent permissible and practicable under the circumstances) give prompt prior written notice of such requirement to the disclosing party and permit the disclosing party to intervene in any relevant proceedings to protect its interests in the Confidential Information, and provide reasonable cooperation and assistance to the disclosing party in lawful efforts to resist, limit or delay disclosure at the disclosing party's sole expense. Notwithstanding the foregoing, the Custodian may disclose the Client's Confidential Information to the Custodian's regulators without any notice thereof.

19.3   Unauthorized Use. The receiving party will promptly notify the disclosing party in writing of any loss, or use, access or disclosure of Confidential Information of the disclosing party in violation of this Agreement promptly following recipient's discovery and will promptly take measures to minimize the effect and prevent its recurrence. The receiving party will be liable under this Agreement to the disclosing party for any loss, or access, use, or disclosure in violation of this Agreement by itself or its representatives.

Section 20.   Term and Termination

20.1   Term. The term of this Agreement will commence on the Effective Date and terminate when terminated pursuant to this Section 20 (the "*Term*").

20.2   Termination. Custodian may terminate this Agreement in whole or in part, with or without cause, by giving prior written notice to Client. Client may terminate this Agreement in whole or in part, with or without cause, by giving not less than 30 days' prior written notice to Custodian.

20.3   Suspension, Deactivation, and Termination by Custodian. Without prejudice to any accrued rights and remedies under this Agreement, the Custodian may suspend or restrict the Client's access to the Custodian's services and/or deactivate or terminate the Clients Accounts, if, in its sole discretion, it has determined that (a) continuing to provide services under this Agreement would result in violation of any Law; (b) any of the representations or warranties made by the Client under this Agreement cease to be true on a continuing basis; (c) the Custodian perceives a risk of legal or regulatory non-compliance associated with Client's Account(s); (d) the Custodian's service partners, including depositories and subcustodians, are unable to support the Client's use; (e) the Client takes any action that the Custodian deems as circumventing the Custodian's controls, including, but not limited to, abusing promotions which the Custodian may offer from time to time or otherwise making a misrepresentation of the Client's Account(s); (f) the Client breaches the terms of this Agreement; or (g) the Client fails to pay fees for a period of 90 days. If the Custodian suspends or restricts the Client's access to the Custodian's Services and/or deactivates or terminates Client's Account(s) for any reason, the Custodian will provide the Client with notice of the Custodian's actions in writing unless prohibited by Law. The Client acknowledges that the Custodian's decision to take certain actions, including limiting access to, suspending, or closing the Client's Account(s), may be based on confidential criteria that are essential to the Custodian's risk management and security protocols. The Client agrees that the Custodian is under no obligation to disclose the details of its risk management and security procedures to the Client. The Client will be permitted to withdraw Assets associated with the Client's Account(s) for 90 days after deactivation or termination by the Custodian unless such withdrawal is prohibited Law (including but not limited to applicable sanctions programs or a facially valid subpoena, court order, or binding order of a government authority).

20.4   Effect on Assets. Upon termination of this Agreement and subject to Section 15 hereof, the Custodian will deliver the Client's Assets as instructed by the Client in a Proper Instruction. If by the termination date the Client has not given Proper Instructions to the Custodian regarding where to deliver any Assets, the Custodian will continue to maintain the Accounts until the Client provides such Proper Instructions to effect a free delivery of such Assets, and the Client will be liable to pay monthly storage fees in the amount determined by the Custodian until all Assets are removed. However, the Custodian will provide no other services with respect to any such Assets following termination. Notwithstanding termination of this Agreement or any Proper Instruction, the Custodian may retain sufficient Assets to close out or complete any transaction that was in process prior to such termination or to pay any fees of the Custodian or amounts otherwise outstanding hereunder.

20.5   Surviving Terms. The rights and obligations contained in Sections 7, 11, 14, 15, 16, 17, 19, 20, 21, 22, and 23 of this Agreement will survive the termination of this Agreement.

Section 21.   Limitation of Liability

21.1   Limitation on Direct Damages. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT THE CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE (I) FOR ANY AMOUNT GREATER THAN THE FEES PAID OR

PAYABLE TO CUSTODIAN UNDER THIS AGREEMENT DURING THE 12-MONTH PERIOD IMMEDIATELY PRECEDING THE INCIDENT GIVING RISE TO SUCH LIABILITY.

21.2   No Consequential or Related Damages. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT WILL THE CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE FOR ANY LOST PROFITS OR ANY SPECIAL, INCIDENTAL, INDIRECT, INTANGIBLE, OR CONSEQUENTIAL DAMAGES, WHETHER BASED IN CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY, OR OTHERWISE, ARISING OUT OF OR IN CONNECTION WITH AUTHORIZED OR UNAUTHORIZED USE OF THE CUSTODIAN'S SERVICES, OR THIS AGREEMENT, EVEN IF CUSTODIAN HAS BEEN ADVISED OF OR KNEW OR SHOULD HAVE KNOWN OF THE POSSIBILITY OF SUCH DAMAGES.

Section 22.   Fees and Payment

22.1   Fees. The Client agrees to pay the Custodian the fees and expenses for the Services performed pursuant to this Agreement as set forth in Appendix I. The Custodian may increase or decrease the fees charged at any time upon 30 days' prior notice. In addition, any services requested by the Client that are in addition to the standard Services provided by the Custodian may result in additional fees being charged to the Client or expenses being passed through to the Client, including printing and mailing charges. All payment obligations under this Agreement are non-cancelable and all payments made are non-refundable.

22.2   Invoicing and Payment Terms. The Client will pay all fees hereunder within 30 days of the date of the applicable invoice issued by the Custodian. In the event the Client disputes any invoiced fees, the Client will provide written notice of the disputed amount within 15 days after the date of such invoice and timely pay any undisputed portion of such invoice. The Parties will cooperate in good faith to resolve any disputed invoice or portion thereof within 15 days of notice of dispute. All amounts payable by the Client under this Agreement will be made without setoff and without any deduction or withholding. The Client will promptly reimburse the Custodian for any cost or expense incurred in connection with any collection efforts undertaken by the Custodian in connection with any past due amount owed under this Agreement. At the Custodian's discretion, past due amounts may accrue a late fee equal to the lesser of 1.5% per month or the maximum amount allowed by applicable law.

22.3   Purchase through Platform Provider. The Client understands and acknowledges that all or a portion of fees and expenses may, at the sole discretion of the Platform Provider, be paid to the Custodian by the Platform Provider and subsequently be passed through to the Client by the Platform Provider. Notwithstanding anything to the contrary, the Client may be required to compensate Platform Provider for the Custodian's services, and among other provisions, certain terms related to fees, payment terms, taxes, term, termination, renewal, and support may be established between Platform Provider and the Client for the purchase of the Custodian's services hereunder.

Section 23.   Governing Law and Venue

This Agreement is solely and exclusively governed, construed, and enforced in accordance with the laws of the State of Wyoming, without giving effect to conflict of law rules or principles that would cause the application of the laws of any other jurisdiction. Both Parties submit to personal jurisdiction in the federal and state courts located in Cheyenne, Wyoming, and further agree that any and all claims and controversies arising out of this Agreement that cannot be amicably resolved by the Parties will be brought solely and exclusively in a court in the State of Wyoming. Each Party hereto waives any objection it may have at any time, to the laying of venue of any actions or proceedings brought in an inconvenient forum and further waives the rights to object that such court does not have jurisdiction over such parties.

Section 24.   Miscellaneous

24.1   Notices.   Any notice or other communication under this Agreement will be in writing and will be effective upon delivery as follows: (a) if to Client, when sent via email to the email address below or otherwise on record with the Custodian; and (b) if to Custodian, when sent via email to legal@brassicafin.com. Any such notice, in either case, must specifically reference that it is a notice given under this Agreement.

24.2   Confidential Relationship; Privacy Statement and Policy. All information and advice furnished by either party to the other hereunder, including their respective agents and employees, will be treated as confidential and will not be disclosed to third parties except as required by law and as necessary to service the Accounts. Client hereby acknowledges receipt of, and the Custodian agrees to maintain the confidentiality of all Client's related personal information. The then-current Brassica privacy policy, which may be found at https://www.brassicafin.com/legal/privacy, identifies how Brassica collects, uses, and discloses, on a limited basis, your information. This provision will survive termination of this Agreement.

24.3   No Publicity. Client will not make any public statement, including any press release, media release, or blog post which mentions or refers to the Custodian or a partnership between Client and the Custodian, without the prior written consent of the custodian.

24.4   Choice of Trust Company and Referral. The Client acknowledges that they have the choice to select any trust company or financial institution to provide custody services for their Assets. The Client also acknowledges that while they have been referred to Brassica by the Platform, the Client has elected to open an Account with Brassica based on their independent choice, free from pressure or influence.

24.5   Service to Other Clients. It is understood that the Custodian may perform investment services for various clients including related persons of the Custodian. The Client agrees that the Custodian may provide advice and take action with respect to any of its other clients, itself or Affiliates that may compete with or differ from the advice given or the timing or nature of action taken with respect to the Client. It is understood that the Custodian will not have any obligation to purchase or sell, or to recommend for purchase or sale, for the Client any security or other investment which the Custodian, its principals, Affiliates, or employees may purchase or sell for its or their own accounts or for the account of any other client, if in the opinion of the Custodian such transaction or investment appears unsuitable, impractical, immaterial, or undesirable for the Accounts.

24.6   No Third-Party Beneficiaries. This Agreement is not intended to confer any rights or benefits to any third parties, including, but not limited to, the Client's end customers or investors.

24.7   Headings. Titles to Sections of this Agreement are included for convenience of reference only and will be disregarded in construing the language contained in this Agreement.

24.8   Severability. If any provision of this Agreement is or becomes illegal, invalid, or unenforceable under any applicable law, the remaining provisions will remain in full force and effect (as will that provision under any other law).

24.9   Waiver of Rights. No failure or delay of the Client or the Custodian in exercising any right or remedy under this Agreement will constitute a waiver of that right. Any waiver of any right will be limited to the specific instance. The exclusion or omission of any provision or term from this Agreement will not be deemed to be a waiver of any right or remedy the Client or the Custodian may have under applicable law.

24.10   Recordings. The Client and the Custodian consent to telephonic or electronic recordings for security and quality of service purposes and agree that either may produce telephonic or electronic recordings or computer records as evidence in any proceedings brought in connection with this Agreement.

24.11   Assignment. The Custodian may assign this Agreement, delegate its duties hereunder, and transfer the Accounts to any of its affiliates or to its successors and assigns, whether by merger, consolidation, or otherwise, in each case, without prior notice to the Client. The Client hereby acknowledges and agrees that the governing law and venue set forth in Section 23 will change to the jurisdiction of such assignee, and that certain provisions of this Agreement may be modified as required by law or as requested by the prudential regulator having jurisdiction over the assignee. In the event the Custodian assigns this Agreement to a South Dakota affiliate, the governing law and venue set forth in Section 23 will change to South Dakota, and that certain provisions of this Agreement may be modified as required by law or as requested by the South Dakota Division of Banking. The Custodian (or such assignee) will provide the Client with a copy of any such modified agreement, which the Client acknowledges and agrees shall have full force and effect as a successor to this Agreement. The Client may not assign or transfer any of its rights or obligations under this Agreement without the Custodian's prior written consent. Any attempted transfer or assignment in violation hereof will be null and void.

24.12   Contractual Relationship. Nothing contained in this Agreement will constitute the Client and/or the Custodian (and/or any other Person) as members of any partnership, joint venture, association, syndicate, unincorporated business, or similar assignment as a result of or by virtue of the engagement or relationship established by this Agreement. Neither the Client nor the Custodian will hold itself out as an agent, partner or joint venture partner of the other or any of the subsidiaries or companies controlled directly or indirectly by or affiliated with the other.

24.13   Independent Review. Each Party recognizes that this Agreement is legally binding. The Parties acknowledge that they have been advised to seek independent legal, tax, investment, or other professional advice prior to entering into this Agreement and have had ample opportunity to do so. In any interpretation of this Agreement, it shall not be construed against either Party as the drafter. The Client expressly confirms having read and understood this Agreement and is entering into it freely and voluntarily.

24.14   USA PATRIOT Act Notice. The Client hereby acknowledges that Custodian is subject to federal laws, including the Customer Identification Program (CIP) requirements under the USA PATRIOT Act and its implementing regulations, pursuant to which the Custodian must obtain, verify, and record information that allows the Custodian to identify the Client. Accordingly, prior to opening any Accounts hereunder the Custodian will ask the Client to provide certain information including, but not limited to, name, address, tax identification number and other information that will help the Custodian to identify and verify the Client's identity such as organizational documents, certificate of good standing, license to do business, or other pertinent identifying information.

24.15   Other Business. Nothing herein will prevent the Custodian or any of its affiliates from engaging in other business, or from entering into any other transaction or financial or other relationship with or receiving fees from or from rendering services of any kind to the Client or any other Person. The Custodian and its affiliates may own and trade Digital Assets and are not prohibited from engaging in other business or activities, including those that might be in direct competition with the Client. The Custodian and its affiliates (or funds or other accounts advised or managed by them) may have investments in, or other commercial arrangements with, counterparties that fill Trade Orders or other service providers to the Custodian. Affiliates of the Custodian (and funds or other accounts advised or managed by them) may themselves utilize the Custodian's trade execution service and submit Trade Orders that could be internally crossed with Trade Orders of the Client.

24.16 **Entire Agreement; Amendments**. This Agreement, including all exhibits and schedules, constitutes the entire Agreement and understanding between the Parties, and supersedes all previous communications, representations, or agreements, whether written or oral, with respect to the subject matter hereof. In the event this Agreement conflicts with any exhibit, schedule, or terms of use, the terms of this Agreement will control and govern. Except as specified in this Agreement, this Agreement may be modified only by written agreement signed by both Parties.

* * * * *

The Client has caused this Agreement to be executed as of the Effective Date.

CLIENT

Signature:

Name:

Title:

Date:

Email for Notices:

EXHIBIT D

Omnibus Nominee Trust Agreement

OMNIBUS NOMINEE TRUST AGREEMENT

THIS OMNIBUS NOMINEE TRUST AGREEMENT (this "Nominee Agreement"), dated as of [DATE], is entered into by and between Brassica Trust Company LLC (the "Nominee") and the undersigned (the "Entitlement Holder").

RECITALS

WHEREAS, the Entitlement Holder has invested and/or intends to invest in exempt securities offerings pursuant to which the Entitlement Holder may acquire securities (each, a "Security" and as each such Security is described from time to time on Exhibit A hereto, the "Property");

WHEREAS, the Property is, or upon issuance will be, 100% beneficially owned by the Entitlement Holder;

WHEREAS, the title holder of the Property will be a trust established by and maintained by Nominee for the purposes of safeguarding the Property and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to such Property;

WHEREAS, Entitlement Holder wishes to engage Nominee as its limited agent to safeguard and provide certain limited services with respect to the Property held in trust; and

WHEREAS, the Entitlement Holder and the Nominee wish to establish a nominee relationship upon the terms and conditions, and for the limited purposes, set forth in this Nominee Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants contained in this Nominee Agreement, the parties agree as follows:

1.   Appointment. The Entitlement Holder hereby appoints the Nominee to act as nominee for the Entitlement Holder, to serve in such capacity until the appointment and authority conferred shall be revoked, for the limited purpose of causing to be held, and holding, in the name of the Nominee alone, title to the Property beneficially owned by the Entitlement Holder and acquired by the Nominee for the benefit of Entitlement Holder or otherwise conveyed to the Nominee pursuant to this Nominee Agreement in accordance with the directions of the Entitlement Holder, with power and authority limited to registering and holding the Property in the Nominee name, and otherwise acting with respect to the Property in accordance with the instructions of the Entitlement Holder, as provided in this Nominee Agreement or as may be given by the Entitlement Holder from time to time. In the context of investments made on or after the date hereof, the Entitlement Holder hereby directs the Nominee to acquire, on behalf of the Entitlement Holder, any Security that the Entitlement Holder subscribes for directly from the issuer thereof in the name of the Nominee. The Entitlement Holder acknowledges and agrees that it shall pay the aggregate

subscription amount due in respect of any such Security at the time and in the manner contemplated in the related subscription agreement, and that the Nominee will have no obligation to make any payments on behalf of the Entitlement Holder in respect of its acquisition of any Security. The Entitlement Holder acknowledges and agrees that the issuer of a Security may have the right to reject the Entitlement Holder's subscription for any given Security, and that the Nominee will have no liability for the failure of any Security to be issued pursuant to any subscription entered into by the Entitlement Holder, and the Entitlement Holder waives, to the fullest extent permitted by law, any claims of any kind it may have against the Nominee for executing any documents on behalf of, or for the benefit of the Entitlement Holder pursuant to this Agreement and agrees that the Nominee will have no liability (whether direct or indirect) to the Entitlement Holder in respect of any claim or to any person asserting a claim on behalf of or in right of the Entitlement Holder.

2.   Acceptance. The Nominee hereby accepts the appointment described in Paragraph 1 above, upon the terms and conditions set forth in this Nominee Agreement and will always faithfully and promptly carry out and observe the instructions of the Entitlement Holder regarding the acquisition, holding of title to or otherwise acting with respect to the Property of the Entitlement Holder transferred to the Nominee hereunder and with respect to the Property. The Nominee acknowledges that it shall have no right or authority to act with respect to the Property, except upon the instructions of the Entitlement Holder.

3.   Revocation. The Entitlement Holder may, at any time, in their absolute discretion, terminate this Nominee Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Property the transfer of which is restricted by contract, law, edict or otherwise ("Restricted Property") unless consented to by the issuer thereof (including by blanket consent). To be effective, any such termination shall be in writing, signed by the Entitlement Holder and delivered to the Nominee in accordance with the provisions of Paragraph 13 hereof with instructions for the return of the Property to the Entitlement Holder or their designee without consideration.

4.   Custody of Property. Throughout the term of this Nominee Agreement, the Property will be held in the custody of the Nominee and the Nominee will take all actions reasonably necessary to assure the safekeeping of such Property. In taking any action with respect to the Property, the Nominee shall be acting solely as the agent and nominee of the Entitlement Holder. Property shall include any funds, securities, or other assets acquired through the benefit of holding the Securities (including by conversion of any convertible, exchangeable or redeemable Security (collectively "Convertible Instruments")).

5.   No Beneficial Interest. The Nominee's sole function during the term of this Nominee Agreement shall be to hold nominal legal title to the Property for the benefit of the Entitlement Holder under and subject to the Entitlement Holder's instructions. If third parties may require that they be furnished with documents executed by the Nominee as such holder of legal title to the Property, the Entitlement Holder shall prepare such documents, and the Nominee shall execute such documents in accordance with the Entitlement Holder's instructions. The Nominee shall have no discretionary authority to exercise any control over the Property, except as set forth herein, it being expressly understood that the Nominee shall have no real interest in the Property, except to perform ministerial tasks at the instructions of the Entitlement Holder. The Nominee

acknowledges that the Entitlement Holder is, and during the entire term of this Nominee Agreement shall remain, the true and actual owner of the Property. The Nominee and the Entitlement Holder hereby acknowledge and agree that, with respect to the Property, the Entitlement Holder will have the rights of an entitlement holder under Article 8 of the Uniform Commercial Code as in effect in the State of Wyoming. Neither the Nominee nor any officer, director, employee, or shareholder of the Nominee will have or claim any beneficial interest whatsoever in the Property, provided however, that the Nominee may vote on matters that relate to the Property in the manner directed by the Entitlement Holder. Further, the Nominee will not hold itself out as having, or represent to any person that it has, any beneficial interest whatsoever in the Property. Notwithstanding the foregoing, with respect to Property that consists of shares of stock of a domestic or foreign corporation or other entity, the Nominee may, if so, instructed by the Entitlement Holder, register such shares on the books of the issuing entity in the Nominee's name alone, without indication of any nominee or other fiduciary capacity.

6.   Instructions From the Entitlement Holder. Pursuant to the written (including electronic form) instructions of the Entitlement Holder, the Nominee will promptly execute and deliver all contracts, consents, assignments, powers of attorney, resolutions, proxies, waivers, disclaimers, and other instruments, general or specific, affecting or relating to the Property; provided, however, that the Entitlement Holder hereby provides standing instructions to the Nominee to consent to the conversion of any Convertible Instrument provided, further, and for the avoidance of doubt, while the Nominee shall consent to any other instrument that requires consent for conversion thereof it shall not do so without written instructions from the Entitlement Holder if such conversion consent is tied to an amendment or change in terms to the Convertible Instrument. Immediately upon receipt by the Nominee, the Nominee will transmit all funds received with respect to the Property to the Entitlement Holder, together with an accounting therefor, and will deliver to the Entitlement Holder all correspondence, notices, invoices, proxies, certificates, and other documents received with respect to the Property.

7.   Signatures Required.   The signature of the Entitlement Holder, as contemplated in this Nominee Agreement will be sufficient to bind the Nominee for all purposes of this Nominee Agreement, including, without limitation, the sale, assignment, pledge, hypothecation, or other transfer, encumbrance, or disposition of the Property.

8.   Indemnification. The Entitlement Holder will, at all times, hold harmless and indemnify the Nominee and each of the officers, directors, attorneys, and employees of the Nominee from and against any and all costs, expenses, damages, claims, demands, and liabilities of every kind of character that relate to the Property and may arise out of this Nominee Agreement or the performance of the duties imposed by this Nominee Agreement, or that may be incurred with respect to the Property or with respect to any acts or omissions directed by the Entitlement Holder; provided, however, that the foregoing indemnification will not apply to costs, expenses, damages, claims, demands, and liabilities that may arise or be imposed upon the Nominee or any officer, director, attorney or employee of the Nominee by reason of that person's intentional misconduct or gross negligence.

9.   Assignment. The Nominee may assign this Agreement, delegate its duties hereunder, and transfer the Property to any of its affiliates or to its successors and assigns, whether

by merger, consolidation, or otherwise, in each case, without notice to the Entitlement Holder. The Entitlement Holder hereby acknowledges and agrees that the governing law and venue set forth in Section 12 will change to the jurisdiction of such assignee, and that certain provisions of this Agreement may be modified as required by law or as requested by the prudential regulator having jurisdiction over the assignee. In the event the Nominee assigns this Agreement to a South Dakota affiliate, the governing law and venue set forth in Section 12 will change to South Dakota, and that certain provisions of this Agreement may be modified as required by law or as requested by the South Dakota Division of Banking. The Nominee (or such assignee) will provide the Entitlement Holder with a copy of any such modified agreement, which the Entitlement Holder acknowledges and agrees shall have full force and effect as a successor to this Agreement. The Nominee (or such assignee) will provide the Entitlement Holder with a copy of any such modified agreement, which the Entitlement Holder acknowledges and agrees shall have full force and effect as a successor to this Agreement. The Entitlement Holder may not assign or transfer any of its rights or obligations under this Agreement without the Nominee's prior written consent. Any attempted transfer or assignment in violation hereof will be null and void.

10.   Binding Effect. This Nominee Agreement will inure to the benefit of and bind the parties and their respective successors and assigns.

11.   Counterparts. This Nominee Agreement may be signed in any number of counterparts, each of which shall be an original and all of which together shall constitute one instrument. This Nominee Agreement may be executed by signatures, electronically or otherwise, delivered by email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

12.   Governing Law. This Nominee Agreement shall be construed in accordance with and governed by the laws of the State of Wyoming. Any dispute concerning the terms or enforceability of this Nominee Agreement shall be brought in a court subject to the jurisdiction of the State of Wyoming.

13.   Notices. All notices demands, consents, elections, offers, requests or other communications (collectively, a "notice") required or permitted hereunder shall be in writing and shall be deemed effective upon delivery as follows: (a) if to the Entitlement Holder, when sent via email to the email address below or otherwise on record for the Entitlement Holder and (b) if to Nominee, when sent via email to legal@brassicafin.com. Any such notice, in either case, must specifically reference that it is a notice given under this Nominee Agreement.

14.   Termination. This Nominee Agreement may be terminated by (i) the Nominee at any time by providing the Entitlement Holder with not less than ten days advance written notice and (ii) the Entitlement Holder if the Nominee is in material breach of this Nominee Agreement or with respect to any registered Property, by providing the Nominee with not less than ten days advance written notice. Upon termination, the Nominee will execute all documents reasonably necessary to resign as Nominee and to transfer legal title ownership of the Property to the Entitlement Holder or their designee provided, however, any Restricted Property will be transferred to a qualified successor to the Nominee, as determined in the Nominee's reasonable discretion unless allowed by Paragraph 3 of this Nominee Agreement.

IN WITNESS WHEREOF, the Nominee and the Entitlement Holder have adopted this Nominee Agreement to be effective as of the date first written above.

ENTITLEMENT HOLDER   **BRASSICA TRUST COMPANY LLC**

Signature: Signature:

Name: Name:

Title: Title:

Email for Notices:

EXHIBIT E

Fifth Amended and Restated Articles of Incorporation

Control Number : 14073197

STATE OF GEORGIA

Secretary of State

Corporations Division
313 West Tower
2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CERTIFICATE OF RESTATED ARTICLES

I, **Brad Raffensperger**, the Secretary of State and the Corporation Commissioner of the State of Georgia, hereby certify under the seal of my office that

GROUNDFLOOR FINANCE INC.

a Domestic Profit Corporation

has amended and filed duly restated articles on 01/24/2023 in the Office of the Secretary of State and has paid the required fees as provided by Title 14 of the Official Code of Georgia Annotated. Attached hereto is a true and correct copy of said restated articles.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on **02/02/2023**.



Brad Raffensperger
Secretary of State

ARTICLES OF RESTATEMENT

OF

GROUNDFLOOR FINANCE INC.

Pursuant to Section 14-2-1007 of the Georgia Business Corporation Code, the undersigned corporation hereby submits the following for the purpose of amending and restating its Fourth Amended and Restated Articles of Incorporation and does hereby certify as follows:

1. The name of the corporation is Groundfloor Finance Inc. (the "***Corporation***").

2. The Corporation's Fourth Amended and Restated Articles of Incorporation are hereby amended and restated as set forth in the Fifth Amended and Restated Articles of Incorporation attached hereto as <u>Exhibit A</u> (the "***Articles of Restatement***").

3. The Corporation's Fifth Amended and Restated Articles of Incorporation were approved and adopted by the Corporation's Board of Directors on August 9, 2022, and Shareholders on August 9, 2022, in the manner prescribed by law.

4. The Articles of Restatement will be effective upon filing.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Restatement to be signed by its Secretary and Co-Founder on August 9, 2022.


GROUNDFLOOR FINANCE INC.

By:

Nick Bhargava
Secretary and Co-Founder


GROUNDFLOOR FINANCE INC.

FIFTH AMENDED AND RESTATED ARTICLES OF INCORPORATION

ARTICLE I

The name of the corporation is Groundfloor Finance Inc. (the "***Corporation***"). These Fifth Amended and Restated Articles of Incorporation (the "***Articles of Incorporation***") shall be effective as of the date of filing.

ARTICLE II

The Corporation is organized pursuant to the Georgia Business Corporation Code (the "***GBCC***"), as it may be amended from time to time, and shall have perpetual duration.

ARTICLE III

The Corporation is organized for the purpose of engaging in any lawful business not specifically prohibited to corporations for profit under the laws of the State of Georgia, and the Corporation has all powers necessary to conduct any such business and all other powers enumerated in the GBCC, as it may be amended from time to time.

ARTICLE IV

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 50,000,000 shares consisting of: (i) 30,000,000 shares of Common Stock, no par value per share (the "***Common Stock***"), and (ii) 20,000,000 shares of Preferred Stock, no par value per share (the "***Preferred Stock***").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   <u>Voting</u>.

2.1   The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to these Articles of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to these Articles of Incorporation or pursuant to the GBCC. Unless required by law, there shall be no cumulative voting.

2.2   The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 14-2-1004 of the GBCC.

B.   PREFERRED STOCK

568,796 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**", 747,373 shares of the authorized Preferred Stock of the Corporation are designated "**Series A Preferred Stock**", 441,940 shares of the authorized Preferred Stock of the Corporation are designated "**Series B Stock**", 243,348 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated as "**Series B-2 Preferred Stock**", and 230,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated as "**Series B-3 Preferred Stock**", each with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article IV refer to sections and subsections of Part B of this Article IV.

1.   Dividends.

1.1   Series B-3 Preferred Stock. The Corporation shall not declare, pay or set aside any dividends on any shares of Series B-3 Preferred Stock unless the Corporation has declared, paid or set aside a dividend with respect to the Common Stock, such dividends on the shares of the Series B-3 Preferred Stock to be paid on a pro rata and pari passu basis with holders of the Common Stock in an amount at least equal to the dividends on the Common Stock. The "**Series B-3 Original Issue Price**" as of the date of these Articles of Incorporation shall mean $43.90 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B-3 Preferred Stock.

1.2   Series B-2 Preferred Stock. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in these Articles of Incorporation) the holders of the Series B-2 Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series B-2 Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series B-2 Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series B-2 Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common

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Stock, at a rate per share of Series B-2 Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series B-2 Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series B-2 Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series B-2 Preferred Stock dividend. The "***Series B-2 Original Issue Price***" as of the date of these Articles of Incorporation shall mean $30.82 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B-2 Preferred Stock.

1.3   Series B Stock. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in these Articles of Incorporation) the holders of the Series B Stock then outstanding shall first receive, or simultaneously receive, on a pro rata and pari passu basis with holders of Series A Preferred Stock, a dividend on each outstanding share of Series B Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series B Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series B Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series B Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series B Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series B Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series B Stock dividend. The "***Series B Original Issue Price***" as of the date of these Articles of Incorporation shall mean $18.23 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Stock.

1.4   Series A Preferred Stock. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in these Articles of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, on a pro rata and pari passu basis with holders of Series B Stock, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common

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Stock or any class or series that is convertible into Common Stock, that dividend per share of Series A Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series A Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series A Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series A Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series A Preferred Stock dividend. The "**Series A Original Issue Price**" shall mean $6.69 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

        1.5   <u>Series Seed Preferred Stock</u>. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in these Articles of Incorporation) the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series Seed Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series Seed Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend. The "**Series Seed Original Issue Price**" as of the date of these Articles of Incorporation shall mean $5.205 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock. The Series B-2 Original Issue

Price, Series B Original Issue Price, Series A Original Issue Price, and Series Seed Original Issue Price may be referred to herein collectively as the "***Original Issue Price***".

1.6   Priority. Dividends on Series B-2 Preferred Stock shall be payable in preference and priority to any payment of any dividend on any shares of Common Stock, Series B-3 Preferred Stock, Series B Stock, Series A Preferred Stock, or Series Seed Preferred Stock of the Corporation. After payment of dividends on Series B-2 Preferred Stock, dividends on Series A Preferred Stock shall be payable on a pari passu basis with holders of Series B Stock in preference and priority to any payment of any dividend on any shares of Common Stock or Series Seed Preferred Stock of the Corporation. After payment of dividends on Series B-2 Preferred Stock, dividends on Series B Stock shall be payable on a pari passu basis with holders of Series A Preferred Stock in preference and priority to any payment of any dividends on any shares of Series Seed Preferred Stock, Series B-3 Preferred Stock, or Common Stock of the Corporation. Dividends on shares of Series Seed Preferred Stock shall be payable subject to payment of any dividend on any shares of Series A Preferred Stock, Series B Stock, and Series B-2 Preferred Stock of the Corporation and in preference and priority to any payment of any dividend on any shares of Common Stock of the Corporation.

2.   Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1   Preferential Payments to Holders of Series B-2 Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series B-2 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Series B Stock, Series A Preferred Stock, Series Seed Preferred Stock, Series B-3 Preferred Stock, or Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series B-2 Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series B-2 Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "***Series B-2 Liquidation Amount***"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series B-2 Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series B-2 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2   Preferential Payments to Holders of Series B Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after payment in full of the Series B-2 Liquidation Amount to the holders of shares of Series B-2 Preferred Stock as set forth in Subsection 2.1, the holders of shares of Series B Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Series A

Preferred Stock, Series Seed Preferred Stock, Series B-3 Preferred Stock, or Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series B Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series B Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "*Series B Liquidation Amount*"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series B Stock the full amount to which they shall be entitled under this Subsection 2.2, the holders of shares of Series B Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.3 Preferential Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after payment in full of the Series B-2 Liquidation Amount to the holders of shares of Series B-2 Preferred Stock as set forth in Subsection 2.1 and payment in full of the Series B Liquidation Amount to holders of shares of Series B Stock as set forth in Subsection 2.2, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Series B-3 Preferred Stock, Common Stock or Series Seed Preferred Stock by reason of their ownership thereof, an amount per share equal to the greater of: (i) the Series A Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "*Series A Liquidation Amount*"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Subsection 2.3, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.4 Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders after payment in full to the holders of Series B-2 Preferred Stock as provided in Subsection 2.1 above, the Series B Stock as provided in Subsection 2.2 above, and Series A Preferred Stock as provided in Subsection 2.3 above, but before any payment shall be made to the holders of Series B-3 Preferred Stock or Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series Seed Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to Section 4

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immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "*Series Seed Liquidation Amount*"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Subsection 2.4, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The Series B-2 Liquidation Amount, Series B Liquidation Amount, Series A Liquidation Amount, and Series Seed Liquidation Amount are referred to collectively as the "*Liquidation Amount.*"

2.5   Payments to Holders of Series B-3 Preferred Stock and Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock described above, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Series B-3 Preferred Stock and Common Stock, on a pro rata and pari passu basis, based on the number of shares held by each such holder.

2.6   Deemed Liquidation Events.

2.6.1   Definition. Each of the following events shall be considered a *"Deemed Liquidation Event"* unless the holders of at least a majority of the outstanding shares of Preferred Stock (excluding the Series B-3 Preferred Stock), voting together as a single class and on an as-converted basis, and the holders of at least a majority of the outstanding shares of Series B-2 Preferred Stock, voting together as a single class and on an as-converted basis, elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

> (a)   a merger or consolidation in which:
>
> > (i)   the Corporation is a constituent party; or
> >
> > (ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; (provided that, for the purpose of this Subsection 2.6.1, all shares of Common Stock issuable upon exercise of Options (as defined below) outstanding immediately prior to such merger or

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consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged); or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation, or (2) the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.6.2 Effecting a Deemed Liquidation Event.

(a) Subject to Subsection 3.4, the Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.6.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "***Merger Agreement***") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2. l, 2.2. 2.3, 2.4 and 2.5.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.6.1(a)(ii) or 2.6.1(b), if the Corporation does not effect a dissolution of the Corporation under the GBCC within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the holders of at least a majority of the then outstanding shares of Preferred Stock so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Georgia law governing distributions to stockholders (the "***Available Proceeds***"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall ratably redeem each holder's shares of Preferred Stock to the fullest

401378836.4

extent of such Available Proceeds, and shall redeem the remaining shares as soon as it may lawfully do so under Georgia law governing distributions to stockholders, all in accordance with the preferences and priorities set forth in Subsections 2.1, 2.2, 2.3, 2.4, and 2.5 above. Prior to the distribution or redemption provided for in this Subsection 2.6.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

(c)   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

2.6.3   Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.6.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "***Additional Consideration***"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "***Initial Consideration***") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2, 2.3, 2,4, and 2.5 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2, 2.3, 2.4, and 2.5 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.6.3, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3.   Voting.

3.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of these Articles of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provisions hereof, to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation.

3.2   Election of Directors. The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "***Series A Director***"), the holders of record of the shares of Series B Stock and Common Stock voting together as a single class on an as-converted basis, shall be entitled to elect one (1) director of the Corporation (the "***Series B and Common Director***"), the holders of record of shares of Series B-2 Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "***Series B-2 Director***"), and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation (the "***Common Directors***"). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. The Series B-3 Preferred Stock shall not be entitled to elect any directors of the Corporation. If the holders of shares of Series B-2 Preferred Stock, Series B Stock, Series A Preferred Stock, or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class or together on an as-converted basis with respect to the Series B and Common Director, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series B-2 Preferred Stock, Series B Stock, Series A Preferred Stock, or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

   3.3 Voting Procedures. Each holder of Series B Stock shall have seven (7) calendar days after receipt of notice (the "***Notice Period***") of any action subject to a vote of the holder. If a holder of Series B Stock fails to vote within the Notice Period, such failure will serve as authorization for the Board of Directors of the Corporation to vote such holder's shares in alignment with the majority of all voting holders of Series B Stock; provided, however, that if less than 33% of the stockholders of Series B Stock have voted within the Notice Period, the Notice Period will be extended by a minimum of seven (7) calendar days up to a maximum of fourteen (14) calendar days until at least 33% of holders of Series B Stock have voted on such action, and if, after the Notice Period has been extended up to the maximum fourteen (14) calendar days, less than 33% of the holders of Series B Stock have voted on such action, the Board of Directors of the Corporation shall be authorized to vote on such action on behalf of such shares that failed to vote in the Board of Directors of the Corporation's discretion.

   3.4 Preferred Protective Provisions.

401378836.4

3.4.1   Series B-2 Preferred Stock Protective Provisions. So long as the Series B-2 Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Articles of Incorporation or Bylaws of the Corporation) the written consent or affirmative vote of the holders of the majority of the issued and outstanding shares of Series B-2 Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

(a)   alter the rights, powers or privileges of the Series B-2 Preferred Stock set forth in the Articles of Incorporation or Bylaws of the Corporation, as then in effect, in a manner that adversely affects such rights, powers or privileges of the Series B-2 Preferred Stock.

(b)   increase or decrease the authorized number of shares of Series B-2 Preferred Stock.

3.4.2   Series B Preferred Stock Protective Provisions. So long as the Series B Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Articles of Incorporation or Bylaws of the Corporation) the written consent or affirmative vote of the holders of the majority of the issued and outstanding shares of Series B Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

(a)   alter the rights, powers or privileges of the Series B Preferred Stock set forth in the Articles of Incorporation or Bylaws of the Corporation, as then in effect, in a manner that adversely affects such rights, powers or privileges of the Series B Preferred Stock.

(b)   increase or decrease the authorized number of shares of Series B Preferred Stock.

3.4.3   Series A Preferred Stock Protective Provisions. So long as the Series A Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Articles of Incorporation or Bylaws of the Corporation) the written consent or affirmative vote of the holders of the majority of the issued and outstanding shares of Series A Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

(a)   alter the rights, powers or privileges of the Series A Preferred Stock set forth in the Articles of Incorporation or Bylaws of the Corporation, as then in effect, in a manner that adversely affects such rights, powers or privileges of the Series A Preferred Stock.

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(b)   increase or decrease the authorized number of shares of Series A Preferred Stock.

3.4.4   Series Seed Preferred Stock Protective Provisions. So long as the Series Seed Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Articles of Incorporation or Bylaws of the Corporation) the written consent or affirmative vote of the holders of the majority of the issued and outstanding shares of Series Seed Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

(a)   alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the Articles of Incorporation or Bylaws of the Corporation, as then in effect, in a manner that adversely affects such rights, powers or privileges of the Series Seed Preferred Stock.

(b)   increase or decrease the authorized number of shares of Series Seed Preferred Stock.

4.   Optional Conversion.

The holders of Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**").

4.1   Right to Convert.

4.1.1   Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Series B-3 Conversion Price**" shall initially be equal to the Series B-3 Original Issue Price, the "**Series B-2 Conversion Price**" shall initially be equal to the Series B-2 Original Issue Price, the "**Series B Conversion Price**" shall initially be equal to the Series B Original Issue Price, the "**Series A Conversion Price**" shall initially be equal to the Series A Original Issue Price, and the "**Series Seed Conversion Price**" shall initially be equal to the Series Seed Conversion Price. The Series B-3 Conversion Price, the Series B-2 Conversion Price, the Series B Conversion Price, the Series A Conversion Price and the Series Seed Conversion Price are collectively referred to herein as the "**Conversion Price**". Each such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2   Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

401378836.4

4.2   Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3   Mechanics of Conversion.

4.3.1   Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "*Conversion Time*"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2   Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then

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outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to these Articles of Incorporation. Before taking any action which would cause an adjustment reducing the applicable Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 <u>Effect of Conversion</u>. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of such series of Preferred Stock accordingly.

4.3.4 <u>No Further Adjustment</u>. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 <u>Taxes</u>. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 <u>Definitions</u>. For purposes of this Articles of Incorporation, the following definitions shall apply:

(a) "***Option***" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "***Series B-2 Original Issue Date***" shall mean the date on which the first share of Series B-2 Preferred Stock was issued.

401378836.4

(c) "*Convertible Securities*" shall mean any evidence of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

4.5   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series B-2 Original Issue Date effect a subdivision of the outstanding Common Stock, the applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series B-2 Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding, Any adjustment under this Subsection 4.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series B-2 Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Subsection 4.6 as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares or Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series B-2 Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.6, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.5, 4.7 or 4.8), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the applicable Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10   Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. <u>Mandatory Conversion</u>.

5.1 <u>Trigger Events</u>. Upon (a) the closing of the sale of shares of Common Stock to the public, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $20,000,000.00 of proceeds, net of the underwriting discount and commissions, to the Corporation, or (b) with respect to the Series B-2 Preferred Stock only, the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series B-2 Preferred Stock, voting as a single class, (c) with respect to the Series B Stock only, the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series B Stock, voting as a single class, (d) with respect to the Series A Preferred Stock only, the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of the Series A Preferred Stock, voting as a single class, or (e) with respect to the Series Seed Preferred Stock only, the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of the Series Seed Preferred Stock, voting as a single class (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "***Mandatory Conversion Time***"), (i) all outstanding shares of Series B-2 Preferred Stock, Series B Stock, Series A Preferred Stock, and/or Series Seed Preferred Stock, as applicable, shall automatically be converted into shares of Common Stock, at the then effective conversion rate and (ii) such shares may not be reissued by the Corporation.

5.2   Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6.   Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption or other acquisition by the Corporation.

7.   Preemptive Rights. No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

8.   Waiver. Any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of said series by the affirmative written consent or vote of the holders of at least a majority of the shares of said series then outstanding.

401378836.4

9.   Notices. Any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the GBCC, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE V

Subject to any additional vote required by these Articles of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE VI

Subject to any additional vote required by these Articles of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VII

Meetings of stockholders may be held within or without the State of Georgia, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Georgia at such place or places as may be designated from time to time by the Board of Directors of the Corporation or in the Bylaws of the Corporation.

ARTICLE VIII

To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the GBCC or any other law of the State of Georgia is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the GBCC as so amended.

Any repeal or modification of the foregoing provisions of this Article VIII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE IX

The following indemnification provisions shall apply to the persons enumerated below.

1.   Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists

401378836.4

or may hereafter be amended, any person (an "***Indemnified Person***") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "***Proceeding***"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article IX, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors of the Corporation.

2.   Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced, including any costs and expenses received pursuant to Section 3 of this Article IX below, if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article IX or otherwise.

3.   Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article IX is not paid in full within 30 days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4.   Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorney's fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors of the Corporation in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors of the Corporation.

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5.   Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorney's fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors of the Corporation.

6.   Non-Exclusivity of Rights. The rights conferred on any person by this Article IX shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of these Articles of Incorporation, the Bylaws, or any agreement, vote of shareholders or disinterested directors or otherwise.

7.   Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8.   Insurance. The Board of Directors of the Corporation may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article IX; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article IX.

9.   Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article IX shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

ARTICLE X

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "*Excluded Opportunity*" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series B-3 Preferred Stock, Series B-2 Preferred Stock, Series B Stock, Series A Preferred Stock, Series Seed Preferred Stock, or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "*Covered Persons*"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

401378836.4

ARTICLE XI

Unless the Corporation consents in writing to the selection of an alternative forum, the Superior Court or Business Court of Fulton County in the State of Georgia ("*Court*") shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the GBCC or the Corporation's Articles of Incorporation or Bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court determines that there is an indispensable party not subject to the jurisdiction of the Court (and the indispensable party does not consent to the personal jurisdiction of the Court within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court, or for which the Court does not have subject matter jurisdiction. If any provision or provisions of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any sentence of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE XII

To the fullest extent permitted under the Code, any action which is required or permitted to be taken at a meeting of the shareholders may be taken by written consent without a meeting and without prior notice by shareholders having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted. Such signed and dated written consent must be filed with the Secretary of the Corporation to be kept in the corporate minute book, whether done before or after the action so taken, but in no event later than sixty (60) days after the earliest dated consent delivered in accordance with this section. Delivery made to the Secretary of the Corporation shall be by hand or by certified or registered mail, return receipt requested. When corporate action is taken without a meeting by less than unanimous written consent, notice shall be given to those shareholders who have not consented in writing within ten (10) days after such action is taken. A shareholders' consent to action taken without meeting may be in electronic form and delivered by electronic means.

401378836.4



Secretary of State

OFFICE OF SECRETARY OF STATE
CORPORATIONS DIVISION
2 Martin Luther King Jr. Dr. SE
Suite 313 West Tower
Atlanta, Georgia 30334
(404) 656-2817
sos.ga.gov

Electronically Filed
Secretary of State
Filing Date: 1/24/2023 9:19:07 AM

TRANSMITTAL INFORMATION FORM
RESTATEMENT

1. **GROUNDFLOOR FINANCE INC.**
Entity Name

   14073197
   Entity Control No.

2. **Groundfloor Finance Inc.**
Name of Person Filing Restatement

600 Peachtree Street NE , Ste. 810	**Atlanta**	**GA**	**30308**
Address	City	State	Zip Code

3. Submitted with this filing is a filing fee of $20.00 payable to "Secretary of State". Filing fees are non-refundable.

   I understand that this Transmittal Information Form is included as part of my filing, and the information on this form will be entered in the Secretary of State business entity database. I certify that the above information is true and correct to the best of my knowledge.

   Nick Bhargava
   Signature of Authorized Person

EXHIBIT F

Bylaws

BYLAWS

OF

GROUNDFLOOR FINANCE INC.

ARTICLE I
OFFICES

1.   <u>Principal Office</u>. The principal office of the Company shall be located in Fulton County, Georgia or at such place as is designated by the Board of Directors of the Company (the "**Board**").

2.   <u>Registered Office</u>. The registered office of the Company required by law to be maintained in the State of Georgia may be, but need not be, identical to the principal office of the Company.

3.   <u>Other Offices</u>. The Company may have offices at such other places, either within or without the State of Georgia, as the Board may from time to time determine or as the business of the Company may require.

ARTICLE II
MEETINGS OF SHAREHOLDERS

1.   <u>Place of Meetings</u>. All meetings of the shareholders shall be held at the principal office of the Company or at such other place, either within or without the State of Georgia, as shall be designated in the notice of the meeting or agreed upon by the Board.

2.   <u>Annual Meeting</u>. The annual meeting of the shareholders shall be held during the month of April of each year on any day in that month (except a Saturday, Sunday or a legal holiday) and at such time as is determined by the Board, for the purpose of electing Directors of the Company and for the transaction of such other business as may be properly brought before the meeting.

3.   <u>Substitute Annual Meeting</u>. If the annual meeting is not held on the day designated by these Bylaws, a substitute annual meeting may be called in accordance with the provisions of this paragraph 3 of this Article II. A meeting so called shall be designated and treated for all purposes as the annual meeting.

4.   <u>Special Meetings</u>. Special meetings of the shareholders may be called at any time by the Chief Executive Officer, the President, the Secretary or the Board. In addition, special meetings of the shareholders shall be called by the Chief Executive Officer, the President or the Secretary pursuant to the written request of the holders of not less than one-tenth of all the votes entitled to be cast on any issue proposed to be considered at the meeting.

5.   Notice of Meetings.

(a)   Written notice stating the time and place of the meeting shall be delivered not less than ten (10) nor more than sixty (60) days before the date thereof, either personally, by facsimile transmission, mail, private carrier or electronic means, or by any other means permitted by law, by or at the direction of the Board, Chief Executive Officer, President, Secretary or other person calling the meeting, to each shareholder of record entitled to vote at such meeting; provided that such notice must be given to all shareholders, including non-voting shareholders, with respect to any meeting at which a merger, share exchange, sale, lease, exchange, or other disposition of all or substantially all of the property of the Company other than in the regular course of business, or voluntary dissolution is to be considered and in such other instances as required by law.

(b)   In the case of an annual or substitute annual meeting, the notice of meeting need not specifically state the business to be transacted thereat unless it is a matter, other than election of Directors, on which the vote of the shareholders is expressly required by the provisions of the Georgia Business Corporation Code or notice of such purpose is otherwise required by law to be provided. In the case of a special meeting, the notice of meeting shall include a description of the purpose or purposes for which the meeting is called.

(c)   When a meeting is adjourned for more than one hundred twenty (120) days or a new record date is or must be fixed as required by law, notice of the adjourned meeting shall be given as in the case of an original meeting. When a meeting is adjourned for one hundred twenty (120) days or less in any one adjournment, it shall not be necessary to give any notice of the new date, time and place of the adjourned meeting or of the business to be transacted thereat other than by announcement at the meeting at which the adjournment is taken.

(d)   A shareholder in a signed writing may waive notice of any meeting before or after the date and time stated in the notice by delivering such waiver to the Company for inclusion in the minutes of such meeting or for filing with the corporate records. Attendance by a shareholder at a meeting constitutes a waiver of notice of such meeting, unless at the beginning of the meeting the shareholder objects to holding the meeting or the transaction of business at the meeting, or objects to considering a matter not within the purpose or purposes described in the meeting notice before such matter is voted on.

6.   Shareholders List. After fixing the record date for a meeting, the Secretary shall prepare an alphabetical list of the shareholders entitled to notice of such meeting or any adjournment thereof, arranged by voting group, class and series, with the address of and number of shares held by each shareholder. Such list shall be kept on file at the principal office of the Company, or at a place identified in the meeting notice in the city where the meeting will be held, beginning two (2) business days after notice of such meeting is given and continuing through the meeting, and on written demand shall be subject to inspection or copying by any shareholder, his agent or attorney at any time during regular business hours. This list also shall be produced and kept open at the time and place of the meeting and shall be subject to inspection by any shareholder, his agent or attorney during the entire time of the meeting.

7. Quorum.

(a)   Unless otherwise provided by law, a majority of the votes entitled to be cast on a matter by a separate voting group shall constitute a quorum of such voting group on that matter at a meeting of the shareholders. A separate voting group may only take action on a matter at a meeting if a quorum of those shares is present. In the absence of a quorum at the opening of any meeting of the shareholders, such meeting may be adjourned from time to time by the vote of a majority of the shares voting on the motion to adjourn, but no other business may be transacted until and unless a quorum is present. When a quorum is present at any adjourned meeting, any business may be transacted which might have been transacted at the original meeting. If a quorum is present at the original meeting, a quorum need not be present at an adjourned meeting to transact business unless a new record date is or must be set for that adjourned meeting.

(b)   At a meeting at which a quorum is present, a separate voting group may continue to do business until adjournment, notwithstanding the withdrawal of sufficient shareholders to leave less than a quorum of the separate voting group.

8. Voting of Shares and Voting Groups.

(a)   Except as otherwise provided by the Articles of Incorporation or by law, each outstanding share having voting rights shall be entitled to one vote on each matter submitted to a vote at a meeting of the shareholders. All shares entitled to vote and be counted together collectively on a matter as provided by the Articles of Incorporation or by the Georgia Business Corporation Code shall constitute a single voting group. Additional required voting groups shall be determined in accordance with the Articles of Incorporation, these Bylaws and the Georgia Business Corporation Code.

(b)   Except in the election of directors, at a shareholder meeting duly held and at which a quorum is present, action on a matter by a voting group shall be approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the vote by a greater number is required by law or by the Articles of Incorporation or by these Bylaws. For such actions, abstentions shall not be treated as negative votes. Corporate action on such matters shall be taken only when approved by each and every voting group entitled to vote as a separate voting group on such matter as provided by the Articles of Incorporation, these Bylaws or the Georgia Business Corporation Code.

(c)   Voting on all matters shall be by voice vote or by a show of hands unless the holders of one-tenth of the shares represented at the meeting shall, prior to the voting on any matter, demand a ballot vote on that particular matter.

(d)   Shares of the Company shall not be entitled to vote if they are owned, directly or indirectly, by another corporation in which the Company owns, directly or indirectly, a majority of the shares entitled to vote for directors of the second corporation; provided that this provision does not limit the power of the Company to vote its own shares held by it in a fiduciary capacity.

9.	Proxies.	Shares may be voted either in person or by one or more agents authorized by a written proxy executed by the shareholder or by his duly authorized attorney-in-fact. A proxy shall not be valid after the expiration of eleven (11) months from the date of its execution, unless the person executing it specifies therein the length of time for which it is to continue in force, or limits its use to a particular meeting. Any proxy shall be revocable by the shareholder unless the written appointment expressly and conspicuously provides that it is irrevocable and the appointment is coupled with an interest as required by law. Proxies may be provided in any form or manner permitted by applicable law.

10.	Inspectors of Election.

(a)	Appointment of Inspectors of Election. In advance of any meeting of shareholders, the Board may appoint any persons, other than nominees for office, as inspectors of election to act at such meeting or any adjournment thereof. If inspectors of election are not so appointed, the chairman of any such meeting may appoint inspectors of election at the meeting. The number of inspectors shall be either one or three. In case any person appointed as inspector fails to appear or fails or refuses to act, the vacancy may be filled by appointment by the Board in advance of the meeting or at the meeting by the person acting as chairman.

(b)	Duties of Inspectors. The inspectors of election shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the authenticity, validity and effect of proxies, receive votes, ballots or consents, hear and determine all challenges and questions in any way arising in connection with the right to vote, count and tabulate all votes or consents, determine the result and do such acts as may be proper to conduct the election or vote with fairness to all shareholders. The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical.

(c)	Vote of Inspectors. If there are three inspectors of election, the decision, act or certificate of a majority shall be effective in all respects as the decision, act or certificate of all.

(d)	Report of Inspectors. On request of the chairman of the meeting, the inspectors shall make a report in writing of any challenge or question or matter determined by them and shall execute a certificate of any fact found by them. Any report or certificate made by them shall be a prima facie evidence of the facts stated therein.

11.	Informal Action by Shareholders.

(a)	To the full extent permitted by the Georgia Business Corporation Code as it may be amended from time to time, any action which is required or permitted to be taken at a meeting of the shareholders may be taken, without a meeting and without prior notice, by shareholders having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted. Such signed and dated consent must be filed with the Secretary to be kept with the corporate records, whether done before or after the action so taken, but in no event later than sixty (60) days after the earliest dated consent delivered in accordance with this paragraph. When corporate action is taken without a meeting by less than unanimous written consent, notice shall be given to those shareholders who have not consented in writing within ten (10) days after such action is taken. Consent by shareholders to action taken without meeting may be in electronic form and delivered by electronic means.

(b)   Action by the shareholders to elect directors at an annual meeting of shareholders may only be taken without a meeting if signed by all of the shareholders entitled to vote thereon.


ARTICLE III
DIRECTORS


1.   General Powers. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed by, the Board or by such committees as the Board may establish pursuant to these Bylaws.

2.   Number, Term and Qualification. Except as otherwise provided in the Articles of Incorporation, the number of Directors which shall constitute the whole Board shall be determined from time to time by resolution of the shareholders or the Board, but in no event shall be less than one. Each director shall hold office until his death, resignation, retirement, removal, disqualification or his successor is elected and qualifies. Directors need not be residents of the State of Georgia or shareholders of the Company.

3.   Election of Directors. Except as otherwise provided in these Bylaws, Directors shall be elected at the annual meeting of shareholders, and those persons who receive the highest number of votes at a meeting at which a quorum is present shall be deemed to have been elected.

4.   Removal. Directors may be removed from office with or without cause by a vote of shareholders holding a majority of the outstanding shares entitled to vote at an election of directors provided the notice of the shareholders' meeting at which such action is to be taken states that a purpose of the meeting is removal of the director and the number of votes cast to remove the director exceeds the number of votes cast not to remove him. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. Unless otherwise provided in the Articles of Incorporation, the entire Board may be removed from office with or without cause by the affirmative vote of a majority of the votes entitled to be cast at any election of directors.

5.   Vacancies. A vacancy occurring in the Board, including, without limitation, a vacancy created by an increase in the authorized number of directors or resulting from the shareholders' failure to elect the full authorized number of directors, may be filled by the Board or if the directors remaining in office constitute less than a quorum of the directors, they may fill the vacancy by the affirmative vote of a majority of all remaining directors or by the sole remaining director. If the vacant office was held by a director elected by a voting group, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. The shareholders may elect a director at any time to fill any vacancy not filled by the directors.

6.	Chairman. There may be a Chairman of the Board elected by the directors from their number at any meeting of the Board. The Chairman shall preside at all meetings of the Board and of shareholders and perform such other duties as may be directed by the Board. Until a Chairman of the Board is elected, the Chief Executive Officer shall preside at the meetings of the Board and shareholders.

7.	Compensation. The Board may provide for the payment of any and all expenses incurred by the directors in connection with their services as directors. The approval of shareholders holding at least seventy-five percent (75%) of the shares of the common stock of the Company then outstanding shall be required in order to establish or change the compensation paid to any director for his or her service as a director.

8.	Executive and Other Committees.

(a)	The Board, by resolution adopted by a majority of the number of directors then in office, may designate from among its members an Executive Committee and one or more other committees, each consisting of two or more directors and each of which, to the extent authorized by law or provided in one or more resolutions adopted by the Board, shall have and may exercise all of the authority of the Board, except no such committee shall: (1) authorize distributions; (2) approve or propose to shareholders actions required by the Georgia Business Corporation Code to be approved by shareholders; (3) fill vacancies on the Board or on any of its committees; (4) amend the Company's Articles of Incorporation pursuant to O.C.G.A. § 14-2-1002; (5) adopt, amend or repeal these Bylaws; (6) approve a plan of merger not requiring shareholder approval; (7) authorize or approve reacquisition of shares, except according to a formula or method prescribed by the Board; or (8) authorize or approve the issuance or sale or contract for sale of shares, or determine the designation and relative rights, preferences and limitations of a class or series of shares, except that the Board may authorize a committee (or a senior executive officer of the Company) to do so within limits specifically prescribed by the Board.

(b)	Any resolutions adopted or other action taken by any such committee within the scope of the authority delegated to it by the Board shall be deemed for all purposes to be adopted or taken by the Board. The designation of any committee and the delegation thereto of authority shall not operate to relieve the Board, or any member thereof, of any responsibility or liability imposed upon it or him by law.

(c)	Regular meetings of any such committee may be held without notice at such time and place as such committee may fix from time to time. Special meetings of any such committee may be called by any member thereof upon not less than two days notice stating the place, date and hour of such meeting. Any member of any committee may in a signed writing waive notice of any meeting and no notice of any meeting need be given to any member thereof who attends in person.

(d)	A majority of the members of any such committee shall constitute a quorum for the transaction of business at any meeting thereof and actions of such committee must be authorized by the affirmative vote of a majority of the members of such committee.

(e)   Any member of any such committee may be removed at any time with or without cause by resolution adopted by a majority of the Board.

(f)   Any such committee may fix its own rules of procedure which shall not be inconsistent with these Bylaws. It shall keep regular minutes of its proceedings and report the same to the Board for its information.

ARTICLE IV
MEETINGS OF DIRECTORS

1.   Regular Meetings. The Board may provide, by resolution, the time and place, either within or without the State of Georgia, for the holding of regular meetings of the Board.

2.   Special Meetings. Special meetings of the Board may be called by or at the request of the Chairman of the Board (if one has been duly elected), the Chief Executive Officer, the President or any two directors. Such meetings may be held either within or without the State of Georgia.

3.   Notice of Meetings.

(a)   Regular meetings of the Board may be held without notice.

(b)   The person or persons calling a special meeting of the Board shall, at least two days before the meeting, give notice thereof either personally or by facsimile transmission, mail private carrier or electronic means, or by any other means permitted by law. Notice of an adjourned meeting need not be given if the time and place are fixed at the meeting adjourning and if the period of adjournment does not exceed ten (10) days in any one adjournment.

(c)   A director, in a signed writing, may waive notice of any meeting before or after the date and time stated in the notice. Attendance by a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened and does not vote for or assent to action taken at the meeting.

4.   Quorum. A majority of the directors in office immediately before the meeting shall constitute a quorum for the transaction of business at any meeting of the Board.

5.   Manner of Acting.

(a)   Except as otherwise provided in this paragraph 5, the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board unless a greater number is required by law, the Articles of Incorporation or a Bylaw adopted by the shareholders.

(b)   A director who is present at a meeting of the Board at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless he objects at the beginning of the meeting (or promptly upon his arrival) to holding it or transacting business at the meeting or unless his contrary vote is recorded or his dissent is otherwise entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent to the Secretary immediately after the adjournment of the meeting. Such right of dissent shall not apply to a director who voted in favor of such action.

(c)   The vote of a majority of the number of directors then in office shall be required to adopt a resolution constituting an Executive Committee or other committee of the Board. The vote of a majority of the directors then holding office shall be required to adopt, amend or repeal a Bylaw or to adopt a resolution dissolving the Company without action by the shareholders in circumstances authorized by law. Vacancies in the Board may be filled as provided in paragraph 5 of Article III of these Bylaws.

6.   Informal Action by Directors. Action taken by the directors or members of a committee of the Board without a meeting is nevertheless Board or committee action if written consent to the action in question is signed by all of the directors or members of the committee, as the case may be, and filed with the minutes of the proceedings of the Board or committee, whether done before or after the action so taken. Such action will become effective when the last director or committee member signs the written consent, unless the written consent specifies a different date. A director's consent to action taken without meeting may be in electronic form and delivered by electronic means.

7.   Attendance by Telephone. Any one or more Directors or members of a committee may participate in a meeting of the Board or committee by means of a conference telephone or similar communications device which allows all persons participating in the meeting to hear each other simultaneously, and such participation in the meeting shall be deemed present in person at such meeting.

ARTICLE V
OFFICERS

1.   Number. The officers of the Company shall consist of a Chief Executive Officer, a President, a Secretary, a Treasurer and such Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers as the Board may from time to time appoint. Any two or more offices, other than those of Chief Executive Officer and President on the one hand, and Secretary on the other hand, or any combination thereof, may be held by the same person. In no event, however, may an officer act in more than one capacity where action of two or more officers is required.

2.   Appointment and Term. The officers of the Company shall be appointed by the Board. Such appointment may be made at any regular or special meeting of the Board. Each officer shall hold office until his death, resignation, retirement, removal, disqualification, or his successor is appointed and qualifies.

3.   Removal. Any officer or agent appointed by the Board may be removed by the Board with or without cause, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

4.   Compensation. The compensation of all officers of the Company shall be fixed by the Board.

5.   Chief Executive Officer. The Chief Executive Officer shall, subject to the control of the Board, supervise and control the management of the Company in accordance with these Bylaws. The Chief Executive Officer shall, in the absence of a Chairman of the Board, preside at all meetings of the Board and shareholders; shall sign, with any other proper officer, certificates for shares of the Company and any deeds, mortgages, bonds, contracts, or other instruments which may be lawfully executed on behalf of the Company, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be delegated by the Board to some other officer or agent; and, in general, shall perform all duties incident to the office and such other duties as may be prescribed by the Board from time to time.

6.   President. If the Board has not designated the Chairman of the Board or another officer as the Chief Executive Officer, the President shall be the Chief Executive Officer and perform the duties and exercise the powers of that office. In addition, the President shall perform all duties incident to the office of President and such other duties and shall have such other powers as the Board or the Chief Executive Officer (if the President is not the Chief Executive Officer) may from time to time prescribe. If the Board has designated a Chief Executive Officer, the President shall, in the absence or disability of the Chief Executive Officer, exercise the powers of that office.

7.   Vice Presidents. The Vice Presidents, in the order of their appointment, unless otherwise determined by the Board, shall, in the absence or disability of the President, perform the duties and exercise the powers of that office. In addition, they shall perform such other duties and have such other powers as the President or the Board shall prescribe.

8.   Secretary. The Secretary shall keep accurate records of the acts and proceedings of all meetings of shareholders, Directors and committees. The Secretary shall give all notices required by law and by these Bylaws. The Secretary shall maintain the corporate books and records and the corporate seal, and the Secretary shall affix the corporate seal to any lawfully executed instrument requiring it. The Secretary shall maintain the stock transfer books of the Company and shall keep, at the registered or principal office of the Company, a record of shareholders showing the name and address of each shareholder and the number and class of the shares held by each. The Secretary shall sign such instruments as may require the Secretary's signature, and, in general, attest the signature or certify the incumbency or signature of any other officer of the Company and shall perform all duties incident to the office of Secretary and such other duties as may be assigned to the Secretary from time to time by the Chief Executive Officer, the President or by the Board.

9.   Treasurer. The Treasurer shall have custody of all funds and securities belonging to the Company and shall receive, deposit or disburse the same under the direction of the Board. The Treasurer shall keep full and accurate accounts of the finances of the Company which may be consolidated or combined statements of the Company and one or more of its subsidiaries as appropriate, that include a balance sheet as of the end of the fiscal year, an income statement for that year, and a statement of cash flows for the year unless that information appears elsewhere in

the financial statements. If financial statements are prepared for the Company on the basis of generally accepted accounting principles, the annual financial statements must also be prepared on that basis. The Company shall mail the annual financial statements, or a written notice of their availability, to each shareholder within one hundred twenty (120) days of the close of each fiscal year. The Treasurer shall, in general, perform all duties incident to the Treasurer's office and such other duties as may be assigned to the Treasurer from time to time by the Chief Executive Officer, the President or by the Board.

10.   Assistant Secretaries and Treasurers. The Assistant Secretaries and Assistant Treasurers shall, in the absence or disability of the Secretary or the Treasurer, perform the respective duties and exercise the respective powers of those offices, and they shall, in general, perform such other duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the Chief Executive Officer, the President or by the Board.

11.   Controller and Assistant Controllers. The Controller, if one has been appointed, shall have charge of the accounting affairs of the Company and shall have such other powers and perform such other duties as the Board shall designate. Each Assistant Controller shall have such powers and perform such duties as may be assigned by the Controller or the Board, and the Assistant Controllers shall exercise the powers of the Controller during that officer's absence or inability to act.

ARTICLE VI
CONTRACTS, LOANS AND DEPOSITS

1.   Contracts. The Board may authorize any officer or officers, or agent or agents, to enter into any contract or execute and deliver any instrument on behalf of the Company, and such authority may be general or confined to specific instances.

2.   Loans. No loans shall be contracted on behalf of the Company and no evidence of indebtedness shall be issued in its name unless authorized by a resolution of the Board. Such authority may be general or confined to specific instances.

3.   Checks and Drafts. All checks, drafts or other orders for the payment of money issued in the name of the Company shall be signed by such officer or officers, or agent or agents, of the Company and in such manner as shall from time to time be determined by resolution of the Board.

4.   Deposits. All funds of the Company not otherwise employed shall be deposited from time to time to the credit of the Company in such depository or depositories as the Board shall direct.

ARTICLE VII
CERTIFICATES FOR SHARES AND OTHER TRANSFER

1.   Certificates for Shares. If shares of the Company are represented by certificates, in such form as required by law and as determined by the Board, such certificates shall be issued to every shareholder for the fully paid shares owned by him. These certificates shall be signed (i)

by the Chairman of the Board, Chief Executive Officer, President or any Vice President and by the Secretary, Assistant Secretary, Treasurer or Assistant Treasurer or (ii) by the Board, and may be sealed with the seal of the Company or a facsimile thereof. The signatures of any such officers upon a certificate may be facsimiles or may be engraved or printed. If the person who signed in any capacity (either manually or in facsimile) a share certificate no longer holds office when the certificate is issued, the certificate is nevertheless valid. The certificates shall be consecutively numbered or otherwise identified; and the name and address of the persons to whom they are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Company.

2.   <u>Transfer of Shares</u>. Transfer of shares shall be made on the stock transfer books of the Company only upon surrender of the certificates for the shares sought to be transferred by the record holder thereof or by his duly authorized agent, transferee or legal representative. All certificates surrendered for transfer shall be canceled before new certificates for the transferred shares shall be issued.

3.   <u>Transfer Agent</u>. The Board may appoint one or more transfer agents and may require all stock certificates to be signed or countersigned by the transfer agent and registered by the registrar of transfers.

4.   <u>Restrictions on Transfer</u>.

(a)   If the Company has elected Subchapter S status under Section 1362 of the Internal Revenue Code of 1986, as amended, no shareholder or involuntary transferee shall dispose of or transfer any shares of the Company which he now owns or may hereafter acquire if such disposition or transfer would result in the termination of such Subchapter S status, unless such disposition or transfer is consented to by all shareholders of the Company. Any such disposition or transfer that does not comply with the terms of this paragraph shall be void and have no legal force or effect and shall not be recognized on the share transfer books of the Company as effective.

(b)   No shareholder or involuntary transferee shall dispose of or transfer any shares of the Company which he now owns or may hereafter acquire except as set forth in this paragraph. Any purported transfer or disposition of shares in violation of the terms of this paragraph shall be void and the Company shall not recognize or give any effect to such transaction.

(i)   An individual shareholder shall be free to transfer, during his lifetime or by testamentary transfer, any or all of his shares of the Company to his spouse, any of his children, grandchildren or direct lineal descendants, whether by blood or by adoption, spouses of such issue, parents, siblings, or direct lineal descendents, whether by blood or by adoption, of such siblings or a trust or family limited partnership for the sole benefit of those persons or any of them, a Section 501(c)(3) organization or a non-profit foundation or other non-profit organization; and a shareholder which is a partnership, corporation or limited liability company shall be free to transfer any or all of its shares of the Company to its partners, shareholders, members, parent corporations or subsidiaries, if there is no consideration for such transfer, but, in case of any such transfer, the transferee shall be bound by all the terms of this provision and no further transfer of such shares shall be made by such transferee except back to the shareholder who originally owned them or except in accordance with the provisions of this paragraph.

(ii)   Any shareholder, or transferee of such shareholder, who wishes to transfer all or any part of his shares of the Company ("offeror"), other than is permitted above, first shall submit a written offer to sell such shares to the Company at the same price per share and upon the same terms and conditions offered by a bona fide prospective purchaser of such shares. Such written offer to the Company shall continue to be a binding offer to sell until: (1) expressly rejected by the Company; or (2) the expiration of a period of thirty (30) days after delivery of such written offer to the Company, whichever shall first occur.

(iii)   Every written offer submitted in accordance with the provisions of this paragraph shall specifically name the person to whom the offeror intends to transfer the shares, the number of shares which he intends so to transfer to each person and the price per share and other terms upon which each intended transfer is to be made. Upon the termination of all such written offers, the offeror shall be free to transfer, for a period of three (3) months thereafter, any unpurchased shares to the persons so named at the price per share and upon the other terms and conditions so named, provided that any such transferee of those shares shall thereafter be bound by all the provisions of these Bylaws.

(iv)   Every written offer submitted to the Company shall be deemed to have been delivered when delivered in person to each member of the Board or if and when sent by prepaid certified mail, to all of the Directors at their last known business addresses. Every written offer submitted to an offeree shall be deemed to have been delivered if and when delivered in person to such offeree or if and when sent by prepaid certified mail, to such offeree at his address as it then appears on the stock books of the Company or, if no address appears on said stock books, to his last known residence address.

(v)   If any consideration to be received by the offeror for the shares offered is property other than cash, then the price per share shall be measured to the extent of the fair market value of such noncash consideration.

(c)   The provisions contained herein shall not apply to the pledge of any shares of the Company as collateral for a loan but shall apply to the sale or other disposition of shares under any such pledge.

(d)   In the event of any conflict between the terms of this paragraph and any written agreement between the Company and any shareholder of the Company, the terms of such written agreement shall control, and the provisions of this paragraph shall not be applicable.

(e)   The restrictions set forth in this paragraph shall terminate upon the closing of a public offering of securities registered under the Securities Act of 1933, as amended.

(f)   Every certificate representing shares of the Company shall bear the following legend prominently displayed:

"The shares represented by this certificate, and the transfer thereof, are subject to the restrictions on transfer provisions of the Bylaws of the Company, a copy of which is on file in, and may be examined at, the principal office of the Company."

5.   <u>Record Date</u>.

(a)   For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof or entitled to receive payment of any dividend or in order to make a determination of shareholders for any other proper purpose, the Board may fix in advance a date as the record date for any such determination of shareholders, such date in any case not to be more than seventy (70) days before the meeting or action requiring a determination of shareholders.

(b)   If no record date is fixed by the Board for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders or of shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders.

(c)   When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this paragraph, such determination shall apply to any adjournment thereof unless the Board fixes a new record date, which it shall do if the meeting is adjourned to a date more than one hundred twenty (120) days after the date fixed for the original meeting.

6.   <u>Lost Certificates</u>. The Board may authorize the issuance of a new share certificate in place of a certificate claimed to have been lost or destroyed, upon receipt of an affidavit of such fact from the person claiming the loss or destruction. When authorizing such issuance of a new certificate, the Board may require the claimant to give the Company a bond in such sum as it may direct to indemnify the Company against loss from any claim with respect to the certificate claimed to have been lost or destroyed or the Board may authorize the issuance of the new certificate without requiring such a bond.

7.   <u>Holder of Record</u>. Except as otherwise required by law, the Company may treat the person in whose name the shares stand of record on its books as the absolute owner of the shares and the person exclusively entitled to receive notification and distributions, to vote and to otherwise exercise the rights, powers and privileges of ownership of such shares.

8.   <u>Shares held by Nominees</u>.

(a)   The Company shall recognize the beneficial owner of shares registered in the name of a nominee as the owner and shareholder of such shares for certain purposes if the nominee in whose name such shares are registered files with the Secretary a written certificate in a form prescribed by the Company, signed by the nominee and indicating the following: (1) the name, address and taxpayer identification number of the nominee; (2) the name, address and taxpayer identification number of the beneficial owner; (3) the number and class or series of shares registered in the name of the nominee as to which the beneficial owner shall be recognized as the shareholder; and (4) the purposes for which the beneficial owner shall be recognized as the shareholder.

(b)   The certificate shall be effective ten (10) business days after its receipt by the Company and until it is changed by the nominee, unless the certificate specifies a later effective time or an earlier termination date.

(c)   If the certificate affects less than all of the shares registered in the name of the nominee, the Company may require the shares affected by the certificate to be registered separately on the books of the Company and be represented by a share certificate that bears a conspicuous legend stating that there is a nominee certificate in effect with respect to the shares represented by that share certificate.

9.   <u>Acquisition by Company of its Own Shares</u>. The Company may acquire its own shares and shares so acquired shall constitute authorized but unissued shares. Unless otherwise prohibited by the Articles of Incorporation, the Company may reissue such shares. If reissue is prohibited, the Articles of Incorporation shall be amended to reduce the number of authorized shares by the number of shares so acquired. Such required amendment may be adopted by the Board without shareholder action.


ARTICLE VIII
INDEMNIFICATION AND REIMBURSEMENT
OF DIRECTORS AND OFFICERS


1.   <u>Indemnification for Expenses and Liabilities</u>.

(a)   Any person who at any time serves or has served: (1) as a director or officer of the Company, (2) at the request of the Company as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, or (3) at the request of the Company as a trustee or administrator under an employee benefit plan, shall have a right to be indemnified by the Company to the fullest extent from time to time permitted by law against Liability and Expenses in any Proceeding (including without limitation a Proceeding brought by or on behalf of the Company itself) arising out of his status as such or activities in any of the foregoing capacities or results from him being called as a witness at a time when he has not been made a named defendant or respondent to any Proceeding.

(b)   The Board shall take all such action as may be necessary and appropriate to authorize the Company to pay the indemnification required by this provision, including, without limitation, to the extent needed, making a good faith evaluation of the manner in which the claimant for indemnity acted and of the reasonable amount of indemnity due him.

(c)   Any person who at any time serves or has served in any of the aforesaid capacities for or on behalf of the Company shall be deemed to be doing or to have done so in reliance upon, and as consideration for, the rights provided for herein. Any repeal or modification of these indemnification provisions shall not affect any rights or obligations existing at the time of such repeal or modification. The rights provided for herein shall inure to the benefit of the legal representatives of any such person and shall not be exclusive of any other rights to which such person may be entitled apart from this provision.

(d)   The rights granted herein shall not be limited by the provisions contained in Sections 14-2-851 through 14-2-857 of the Georgia Business Corporation Code or any successor to such statutes.

2.   Advance Payment of Expenses. At the discretion of the Board, the Company may (upon receipt of an undertaking by or on behalf of the director or officer involved to repay the Expenses described herein unless it shall ultimately be determined that he is entitled to be indemnified by the Company against such Expenses) pay Expenses incurred by such director or officer in defending a Proceeding or appearing as a witness at a time when he has not been named as a defendant or a respondent with respect thereto in advance of the final disposition of such Proceeding.

3.   Insurance. The Company shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another domestic or foreign corporation, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him or her against such liability.

4.   Definitions. The following terms as used in this Article shall have the following meanings. "Proceeding" means any threatened, pending or completed action, suit, or proceeding and any appeal therein (and any inquiry or investigation that could lead to such action, suit, or proceeding), whether civil, criminal, administrative, investigative or arbitrative and whether formal or informal. "Expenses" means expenses of every kind, including counsel fees. "Liability" means the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), reasonable expenses incurred with respect to a Proceeding and all reasonable expenses incurred in enforcing the indemnification rights provided herein. "Director," "officer," "employee" and "agent" include the estate or personal representative of a director, officer, employee or agent. "Company" shall include any domestic or foreign predecessor of this Company in a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

ARTICLE IX
GENERAL PROVISIONS

1.   Distributions. The Board may from time to time declare, and the Company may pay, distributions and share dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and by its Articles of Incorporation.

2.   Seal. The corporate seal shall be in such form as may be approved from time to time by the Board. Such seal may be an impression or stamp and may be used by the officers of the Company by causing it, or a facsimile thereof, to be impressed or affixed or in any other

manner reproduced. In addition to any form of seal adopted by the Board, the officers of the Company may use as the corporate seal a seal in the form of a circle containing the name of the Company and the state of its incorporation (or an abbreviation thereof) on the circumference and the word "Seal" in the center.

3. Fiscal Year. The fiscal year of the Company shall be determined by the Board.

4. Effective Date of Notice/Notice by Electronic Means. Except as provided in paragraph 5(a) of Article II, written notice shall be effective at the earliest of the following: (1) when received; (2) five days after its deposit in the United States mail, as evidenced by the postmark, if mailed with postage thereon prepaid and correctly addressed to the shareholder's address shown in the Company's current records; or (3) on the date shown on the return receipt, if sent by certified mail, return receipt requested and the receipt is signed by or on behalf of the addressee.

To the extent a shareholder and the Company have agreed, notice by the Company to such shareholder in the form of an electronic record sent by electronic means shall be effective when addressed properly or otherwise directed to an information processing system that such shareholder has designated or uses for the purpose of receiving electronic information of the type sent, is in a form capable of being processed by that system, and enters an information processing system outside the control of the sender or enters a region of such a system which is under the control of such shareholder.

5. Corporate Records. Any records maintained by the Company in the regular course of its business, including its stock ledger, books of account and minute books, may be in written form or in another form capable of conversion into written form within a reasonable time. The Company shall so convert any records so kept upon the request of any person entitled to inspect the same. The Company shall maintain at its principal office the following records: (1) Articles of Incorporation or Restated Articles of Incorporation and all amendments thereto; (2) Bylaws or Restated Bylaws and all amendments thereto; (3) resolutions by the Board creating classes or series of shares and affixing rights, preferences or limitations to shares; (4) minutes of all shareholder meetings or action taken without a meeting for the past three years; (5) all written communications to shareholders for the past three years, including financial statements; (6) a list of the names and business addresses of its current directors and officers; and (7) the Company's most recent annual report.

6. Bylaw Amendments.

(a) Except as otherwise provided herein, and to the extent provided by law, these Bylaws may be amended or repealed and new Bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Board or by the affirmative vote of shareholders entitled to exercise a majority of the voting power of the Company.

(b) No Bylaw adopted, amended or repealed by the shareholders may be readopted, amended or repealed by the Board, except to the extent that the Articles of

Incorporation or a Bylaw adopted by the shareholders authorizes the Board to adopt, amend or repeal that particular Bylaw or the Bylaws generally.

7.   <u>Gender/Plurals</u>.

All terms used in these Bylaws shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the context may require.

THIS IS TO CERTIFY that the above Bylaws were duly adopted by the Board of the Company by action taken, without a meeting, effective August 14, 2014.

Nick Bhargava
_____
Nikhil Bhargava, Secretary

EXHIBIT G

Form of Investor Rights Agreement

INVESTORS' RIGHTS AGREEMENT

THIS INVESTORS' RIGHTS AGREEMENT (the "**Agreement**") is made as of August, 2024, by and among Groundfloor Finance Inc., a Georgia corporation (the "**Company**"), and Brassica Trust Company LLC, as Custodian on behalf of investors, a Wyoming limited liability company ("**Investor**").

RECITALS

WHEREAS, in order to induce the Company to enter into the Series B-3 Preferred Stock Subscription Agreement (the "**Subscription Agreement**"), and to induce the Investor to invest funds in the Company pursuant to the Subscription Agreement, as Custodian on behalf of investors, the Investor and the Company hereby agree that this Agreement shall govern the obligation of the Investor to undertake certain actions in the event of a merger or acquisition of the Company; and

WHEREAS, the Company seeks to provide those same above referenced rights to all subsequent holders of such Series B-3 Preferred Stock following a transfer by the Investor, and prior to the termination of this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, and other consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

1.   Definitions.

1.1.   "**Joinder**" means any document or agreement evidencing the Investor's intention to become party to this Agreement.

1.2.   "**Person**" means any individual, corporation, partnership, trust, limited liability company, association, or other entity.

1.3.   "**Preferred Stock**" means the Company's Series Seed Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series B-2 Preferred Stock, and any other classes of capital stock of the Company designated as preferred stock by the Company. For avoidance of doubt, this term does not refer to Series B-3 Preferred Stock.

1.4.   "**Series B-3 Preferred Stock**" means shares of the Company's Series B-3 Preferred Stock, no par value per share.

1.5.   "**Subscription Agreement**" means the Series B-3 Preferred Stock Subscription Agreement of even date herewith by and among the Company and certain of the Investor.

1.6.   "**Transferee**" means any Person who has acquired Series B-3 Preferred Stock from an Investor and not from the Company.

2. <u>Drag Along</u>.

2.1.   In the event that (i) the Board, (ii) the holders of a majority of the outstanding shares of Common Stock then held by the Founders and (iii) the holders of a majority of the outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series B-2 Preferred Stock, and any other classes of shares provided for in the Company's Fifth Amended and Restated Articles of Incorporation, as amended or restated (together, the "**Requisite Holders**") approve any act or transaction described in Section 3 of the Company's Fifth Amended and Restated Certificate of Incorporation (the "**Restated Certificate**"), as amended or restated (an "**Approved Sale**"), (x) if the Approved Sale is structured as a merger or consolidation of the Company, or a sale of all or substantially all of the Company's assets, the Investor agrees to raise no objections to such Approved Sale, and to waive and refrain from exercising any dissenters rights, appraisal rights or similar rights in connection with such merger, consolidation or asset sale or (y) if the Approved Sale is structured as a sale of the stock of the Company, the Investor agrees to sell the Series B-3 Preferred Stock and any other shares held by such Investor on the terms and conditions approved by the Requisite Holders. Subject to the foregoing, the Investor shall take all necessary and desirable actions approved by the Requisite Holders in connection with the consummation of the Approved Sale, including the execution of such agreements and such instruments and other actions reasonably necessary to (1) provide the representations, warranties, indemnities, covenants, conditions, non-compete agreements, escrow agreements and other provisions and agreements relating to such Approved Sale and (2) effectuate the allocation and distribution of the aggregate consideration upon the Approved Sale.

3. [Reserved].

4. <u>Additional Rights and Obligations</u>

4.1.   <u>Information Rights</u>. The Company shall deliver to the Investor, provided that the Board of Directors has reasonably determined that such Investor is not a competitor of the Company: annual unaudited financial statements for each fiscal year of the Company. If the Company has audited records of any of the foregoing, it will provide those in lieu of the unaudited versions. Notwithstanding anything else in this Section 4.1 to the contrary, the Company may cease providing the information set forth in this Section 4.1 during the period starting with the date sixty (60) days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Section 4.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

4.2.   <u>Inspection Rights</u>. The Company will provide Investor with those documents and records required by Regulation CF or other applicable SEC rules and regulations; provided, however, that the Company shall not be obligated pursuant to this Subsection 4.2 to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

4.3.   Voting. In connection herewith, the Investor, hereby appoints the Chief Executive Officer of the Company, the Executive Vice President of the Company, the Secretary of the Company or their designee, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to vote all of the Series B-3 Preferred Stock held by such Investor as set forth in this Section 4.3 and to execute all appropriate instruments consistent with this Agreement on behalf of such Investor. The proxy and the power granted by the Investor pursuant to the Section 4.3 are coupled with an interest and are given to secure the performance of each party's duties under this Agreement. Each such proxy and power will be irrevocable for the term hereof. The proxy and power, so long as any party hereto is an individual, will survive the death, incompetency, and disability of such party or any other individual holder of the Series B-3 Preferred Stock and, so long as any party hereto is an entity, will survive the merger or reorganization of such party or any other entity holding Series B-3 Preferred Stock.

4.4.   No Preemption Rights. Investor will not have any preemption rights in future offerings of preferred or common stock.

4.5.   Restrictions on Transfer; Right of First Refusal.

(a)   Restrictions on Transfer. The Series B-3 Preferred Stock shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act.

(b)   Right of First Refusal. Subject to the terms and conditions herein regarding transfers, Investor hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of any Company stock that Investor may propose to transfer at the same price and on the same terms and conditions as those offered to a prospective transferee.

5.   Obligations on Transfer.

5.1.   Joinder of Transferee. Subject to the terms herein, it will be a condition of the transfer of the Series B-3 Preferred Stock held by Investor that any such Transferee become party to this Agreement. Neither the Company not its transfer agent, if any, shall recognize such transfer unless presented with evidence of such Transferee's acceptance of this Agreement in a form substantially similar to the form of Joinder included in Exhibit A hereto.

6.   Termination. This Agreement shall terminate and be of no further force or effect (i) immediately before the consummation of an initial public offering registered under the Securities Act of 1933 by the Company, (ii) when the Company first becomes subject to the

periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Restated Certificate, whichever event occurs first.

7.   <u>Governing Law; Jurisdiction</u>. This Agreement shall be governed and construed in accordance with the laws of the State of Georgia.

EACH OF INVESTOR AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF GEORGIA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF INVESTOR AND THE COMPANY ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS INVESTORS' RIGHTS AGREEMENT. INVESTOR AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8. HOWEVER, NOTHING IN THIS PARAGRAPH SHALL BE CONSTRUED TO BE APPLICABLE TO ANY ACTION ARISING UNDER THE FEDERAL SECURITIES LAWS.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS INVESTORS' RIGHTS AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT. BY AGREEING TO THIS PROVISION, EACH PARTY WILL NOT BE DEEMED TO HAVE WAIVED THE COMPANY'S COMPLIANCE WITH U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

8.   <u>Notices</u>. Notice, requests, demands and other communications relating to this Agreement and the transactions contemplated herein shall be in writing and shall be deemed to

401434385.2

have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the fifth day after the posting thereof; or (c) emailed, telecopied or cabled on the date of such delivery to the address of the respective parties as follows

If to the Company, to:

Groundfloor Finance Inc.,
600 Peachtree Street NE, Suite 810
Atlanta, GA 30308
Attention: Brian Dally, Chief Executive Officer

If to Investor, at Investor's address supplied in connection with the Investor's Subscription Agreement or Joinder, or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by email shall be confirmed by letter given in accordance with (a) or (b) above.

9.   Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Series B-3 Preferred Stock after the date hereof, any purchaser of such shares of Series B-3 Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investor shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

10.   Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 10 by such Investor), (b) is or has been independently developed or conceived by the Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to the Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Series B-3 Preferred Stock from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Section 10; (iii) to any affiliate, partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, provided that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, provided that the Investor promptly notifies the Company of such disclosure and takes reasonable steps to

5

minimize the extent of any such required disclosure.

11. <u>Miscellaneous</u>.

11.1. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

11.2. This Agreement is not transferable or assignable by Investor.

11.3. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Investor and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

11.4. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the holders of a majority of the Series B-3 Preferred Stock then outstanding.

11.5. In the event any part of this Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

11.6. The invalidity, illegality or unenforceability of one or more of the provisions of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of this Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

11.7. This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof, with the exception of the Subscription Agreement, which exists in force alongside the Investors' Rights Agreement.

11.8. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

11.9. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

11.10. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

11.11. If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Series B-3 Preferred Stock shall be immediately subject to this Agreement, to the same extent that the Series B-3 Preferred Stock, immediately prior thereto, shall have been covered by this Agreement.

11.12. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*Signature pages follow*]

IN WITNESS WHEREOF, the Investor and the Company have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

INVESTOR

BRASSICA TRUST COMPANY LLC, AS CUSTODIAN, a Wyoming limited liability company

By:_____

Name:

Title:

COMPANY

GROUNDFLOOR FINANCE INC., a Georgia corporation

By:_____

Name:

Title:

EXHIBIT A

JOINDER AGREEMENT

This Joinder Agreement ("**Joinder Agreement**") is executed on _____, 20__, by the undersigned (the "**Holder**") pursuant to the terms of that certain Investors' Rights Agreement dated as of _____, 2024 (the "**Agreement**"), by and among the Company and certain Investors, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Joinder Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Joinder Agreement, the Investor agrees as follows.

1.1   Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company or options, warrants or other rights to purchase such capital stock (collectively, the "**Capital Stock**") for one of the following reasons (Check the correct box):

☐   as a transferee of Capital Stock from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" for all purposes of the Agreement.

☐   as a new Investor in accordance with Section 8 of the Agreement, in which case Holder will be an "Investor" for all purposes of the Agreement.

1.2   Agreement. Holder hereby (a) agrees that the Capital Stock, and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto, in the capacity as an "Investor".

1.3   Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER: _____   ACCEPTED AND AGREED:

By: _____   **Groundfloor Finance Inc.**
Name and Title of Signatory

Address: _____   By: _____

_____   Title: _____

Email: _____

EXHIBIT H

Testing the Waters Communications





Company Name Groundfloor

Logo

Headline Empowering investors to grow wealth through alternative real estate investing

Stock
Offering
2024
Groundfloor
Your Automatic Passive Income Machine.
10% historical returns, backed by real estate, with no fees.
Log in
Sign up

As an investor, you know Groundfloor
as a platform for accessing real estate investments.
Auto Investor
$674.00
Transfer Funds
Active Investments
Portfolio Summary
Refer a friend
$50
2

We're excited to offer the opportunity to join over 7,000 investors like you who've become shareholders in addition to clients.
2024:
Republic offering
$50 per share
$50
2022:
7,003 investors
$18.8 million raised
$43.90
2021:
5,634 investors



$15.0 million raised

2018:
2,303 investors
$4.2 million raised

$18.23

$10

2019   2020   2021   2022   2023   2024

This presentation tells the story of **Groundfloor**, our vision, and how your investment can help grow the business to **bring alternative investing in real estate to everyone.**



Groundfloor was **founded in 2013** with a mission to level the playing field in alternative markets for individual investors and the users of their capital.






In the wake of regulatory developments in securities law, a rising tide of individual investors are allocating to **alternatives...**
Age 21-43
Other 5%
Cash 19%
Bonds 19%
Stock 28%
Crypto 14%
Alternatives 17%
Age 44+
Other 5%
Cash 15%
Bonds 19%
Stock 55%
Crypto 1%
Alternatives 5%
Source: "Generational Divide Between Wealthy Americans: 2024 Study," Bank of America Private Bank, 2024. Available at: https://www.privatebank.bankofamerica.com/articles/generational-divide-wealth-study.html
6


... and **real estate** is the most popular and attractive category among the next demographic wave.
Differing ranks for today's investment growth opportunities
(Top three rankings for growth opportunities)
Age 21-43
Real estate investments
Cryptocurrencies/digital assets
Private equity
Age 44+
Domestic equities
Real estate investments
Emerging market equities
Source: "Generational Divide Between Wealthy Americans: 2024 Study," Bank of America Private Bank, 2024. Available at: https://www.privatebank.bankofamerica.com/articles/generational-divide-wealth-study.html
7


Over 11+ years, we've built the **regulatory and technology foundation** to allow everyone to invest in private credit for the rehabilitation and construction of single-family residential property.
Coming Soon in 2024: The Flywheel Portfolio
Launched Groundfloor Auto Investor



Founded in **2013**

Qualified Nationwide by the SEC in **2017**

Expanded Groundfloor Notes to all investors in **2021**

app in **2023**

8

Groundfloor is the **largest platform for investing fractionally in single-family residential real estate**, and the only platform offering direct access to private credit in that asset class to all at scale.



10%
Average Returns

250K
Registered Investors

11
Years In Business

1.5B+
Total Investments

9

We've leveraged that position to build a valuable business, now generating over **$26 million of annual revenue.**



Non-GAAP Revenue (in millions)

Year	Revenue
2017	$2.0
2018	$3.3
2019	$7.1
2020	$5.6
2021	$14.0
2022	$21.2
2023	$26.5

10

The $26.5 million figure cited is Groundfloor's actual non-GAAP (cash basis) revenue figure for 2023. GAAP Total Revenue for the same period was $30.3 million. See financial disclosures for more details.

10



Groundfloor
Vision & Roadmap

11



The mass market retail investor is a sleeping giant poised to **reshape capital markets** forever.

Retail investors are a massive force...

$1.3B

Capital deployed in the stock market by **retail investors** *per day, Reuters*

130M

Number of **U.S. investors** using stock trading apps, *Business of Apps*

...and that force is expanding fast.

15%

US stock market investors who **traded for the first time** in 2021, *Accenture*

25%

Growth in **number of Americans** who invested in the stock market or mutual funds, *Deloitte*

15

Sources: *Reuters, Accenture, Deloitte, Business of Apps*

Large Addressable Market: **Current Products**

There are ~**142M housing units** in the US. Single-family homes constitute 67%, representing ~**$22T in total asset value** and growing at 5.8% CAGR.

Fix-and-Flip Asset Value
CAGR: 9.1%



Addressable Market: **$35B** → Go-Get Revenue: **$2.3B**

Total Market: **$90B**

New Construction Asset Value
CAGR: 11.7%



Addressable Market: **$92B** → Go-Get Revenue: **$6.1B**

Total Market: **$437B**

Total AUM calculated from the product of total housing units, single family housing market %, and median house value. Total market figures calculated from total asset volume multiplied by price. Addressable figures calculated as total market value minus all non-target value (value outside of company purview). Go-get revenue is calculated from the product of addressable revenue and our monetization rate. Sources: Groundfloor analysis of data provided by ATTOM, U.S. Census Bureau, Nuveen and other secondary sources.

13

Single-family residential real estate is a **compelling market** for retail **investor products.**

Highly Liquid
6.9M
annual single-family home sales (units)

Familiar Asset
64%
of US population owns a home at any given time

Huge Market
$22T
asset class

▶ Numerous adjacencies within & beyond the asset class

▶ Chronic supply shortage supports asset values

Sources: Statista (2022), U.S. Census Bureau, Allied Market Research (2019)

14



Our 10-year vision is to become **the broadest platform for individual investors** to access the full spectrum of private market real estate investments.

We're achieving our vision by executing on **four key growth strategies:**


Offer a premium service tier for the **Pro investor** featuring upgraded tools, reporting, and full access to all products


Penetrate **new segments of investors** with low-friction, differentiated product experiences


Expand our product offerings into **new real estate asset classes** and new positions in the capital stack beyond first-lien debt


Leverage institutional capital to broaden into a **full service capital provider** for the real estate developers and operators we serve



Auto Investor mobile app experience: Amassed $26.8 million in assets under management and over 10,000 investors since public launch in October 2023.

$30.0





Our strategies are working.

$20.0
$10.0
$0.0

Assets Under Management (i...)

2023 Apr   2023 Jul   2023 Oct   2024 Jan   2024 Apr   2024 Jul

Refer a friend
$50 for you and your friend
Send Invite
Home   Transfer   M...

17

Our strategies are working.

Groundfloor Labs innovation hub:
Introduced products in 12 new categories and attracted $23.1 million in assets under management since launch in August 2023.

Cash Flow Advances
$10.5M

Income Index
$5.6M

Construction Equity
$2.9M

Renovation Equity
$2.8M

Second Lien Financing
$4.2M

Land Advances
$2.4M

Long Term Rental Equity
$1.1M

Growth Index
$0.8M

Home Equity Investment
$0.5M

Groundfloor
Stock Offering & Investment Case

19

Groundfloor Financials

(Non-GAAP pro-forma, in thousands)	HISTORICAL				PROJECTED		
	2020	2021	2022	2023	2024	2025	2026
Revenue	$ 5,613	$ 12,000	$ 24,211	$ 26,548	$ 31,210	$ 43,117	$ 54,959
Revenue growth %	-11%	114%	102%	10%	18%	38%	27%
Variable costs	(4,028)	(6,544)	(13,975)	(17,256)	(17,581)	(21,563)	(27,331)
Contribution margin	$ 1,585	$ 5,065	$ 13,504	$ 9,292	$ 13,629	$ 21,554	$27,628
Contribution margin %	28.2%	42.2%	55.8%	35.0%	43.7%	50.0%	50.3%
Fixed operating costs	(5,132)	(8,155)	(15,628)	(12,395)	(14,086)	(16,310)	(18,709)
Net cash flow, before investor acquisition	$ (3,548)	$ (3,199)	$ (5,392)	$ (3,103)	$ (457)	$ 5,244	$ 8,919
Net margin %, before investor acquisition	-63.2%	-26.7%	-22.3%	-11.7%	-1.5%	12.2%	16.2%
Investor aquisition	(179)	(3,125)	(2,781)	(1,352)	(2,540)	(3,720)	(2,550)
Net cash flow from operations	$ (3,727)	$ (5,824)	$ (8,173)	$ (4,455)	$ (2,997)	$ 1,524	$6,369

20

Use of Funds



Corporate Development

-Strategic acquisitions and partnerships

-Institutional business unit development

Sales & Marketing

-Scale up investor acquisition

-Multi-channel expansion

Technology & Product Development

-Next generation reporting

-Expansion into new product categories

-Mobile enhancements

-Development of premium tier "Groundfloor Pro" offering

21

Exit Strategy



We continuously evaluate pathways to a successful exit and exceptional return for

FINANCIAL BUYER

Partner with a financial investor to buy a stake in the company and provide liquidity for early investors

MERGER/ACQUISITION

exceptional return for
our shareholders.

Privately held companies such as Groundfloor
are long-term, illiquid investments that may carry
more risk than the stock of publicly traded
companies. For more information about risk
factors, please see the disclosures associated
with this offering.

MERGER/ACQUISITION

Combine forces with another company in our space
to achieve greater scale

INITIAL PUBLIC OFFERING

Go public by offering shares on a stock exchange

22




Incentives

Bonus shares
Receive 10 bonus shares for every 100 shares ($5,000) you
purchase on the Republic platform

Early Bird incentive
Invest in stock before September 13th and receive an
investment bonus applied to your Groundfloor account of
$100 for every $2,500 you invest

New Groundfloor investor promo
New to Groundfloor? Sign up using the promo code
REPUBLIC and earn an investment bonus of $100 when you
invest $100 - in addition to the Early Bird incentive

23

Summary

For over **10 years**, Groundfloor has delivered stable, high-yield returns to
everyday investors like you.

With this stock offering, you're invited to help
**accelerate bringing alternative
real estate investing to everyone**,
and profit from the growth that
your investments are unlocking.
Join us!



24

Tags D2C, Marketplace, Fintech, Fundraising, Companies

Summary

- Largest platform for investing fractionally in single-family real estate
- Recognized on Forbes Fintech 50 List for 2024
- SEC-qualified investment products available to all, for as little as $10
- Over 270,000 registered users and $300 million in assets under management
- More than 7,000 platform investors who are also Groundfloor shareholders
- 68% compound non-GAAP revenue growth from 2020 to 2023
- Try it! Sign up at groundfloor.com/republic and get a $100 bonus to invest

Problem

In the wake of changes in securities law, technological advances, and instability in public markets, **retail investors are allocating to alternatives**.

Among investors age 21-43, **real estate is the most popular and attractive category** among alternatives.

Yet accessing this asset class through traditional means requires, for most investors, either a substantial investment of capital, effort, and risk, or an acceptance of REITs and funds served up by Wall Street, with their attendant fees, lockup periods, and opacity.



Solution

Groundfloor was founded in 2013 to level the playing field in alternative markets for individual investors and the users of their capital.

We built a regulatory foundation to allow everyone to invest in private credit for the development of single-family homes as investment properties - whether you have $10 to invest or $1 million.

Product

Your browser does not support HTML5 video.Learn about our product by trying it yourself! Sign up using the promo code REPUBLIC and earn an investment bonus of $100 when you invest $100.

Visit groundfloor.com/republic to get started.

For the **Auto Investor** who prefers a set-it-and-forget-it investing experience, we offer the Groundfloor mobile app that brings the best of Groundfloor to all: instant diversification, low investment minimum, 9-15% yield potential, and unrivaled cash flow, in an attractive and low-friction mobile experience.



For the **Active Investor** looking to access the full breadth of Groundfloor's investment opportunities and customize a portfolio based on a strategy, we offer a robust Web platform featuring detailed project-level reporting and tools for building the optimal portfolio for your situation.



1015 Mount Vernon Avenue
Chattanooga, TN 37405
3 Beds - 3.0 Baths
Purchase & Renovation
Grade C
Project Investments
20% Remaining
$193,828 / $200,330 • 5,790 Investors
Financial Overview
Groundfloor
Cushion
Groundfloor Financing
Borrower Equity
After Repair Value (ARV): $865,000
After Repair Value (ARV): $865,000
$450K
$300K
$150K
$0
Grade Factors
Groundfloor
Total Score: 50 • 19/38
Loan to ARV 4/10
Valuation Quality 4/4
Borrower Equity 2/10
Location 4/8
Borrower Experience 4/5
Borrower Commitment 1/1
Grade Scale
Grade Score
A 100-80
B 79-60
C 59-40
D 39-30
E 29-20
F 19-20

Traction

Groundfloor is the largest platform for investing fractionally in single-family real estate, and the only platform offering access to private credit in that asset class at scale.



Groundfloor
Your Automatic Passive Income Machine.
10% historical returns, backed by real estate, with no fees.
Log in
Sign up
Auto Investor
$1,054.34
Active Investments
Refer a friend
$50
Send invite
Groundfloor

We've leveraged that position to build a valuable business, now generating over $26 million of annual revenue.

Pro-forma: Non-GAAP Revenue and Pro-forma: Non-GAAP Revenue, in $mm



Non-GAAP Revenue (in millions)

2017	$2.0
2018	$3.3
2019	$7.1
2020	$5.6
2021	$14.0
2022	$21.2
2023	$26.5

Customers

Our **borrowers** are real estate investors and entrepreneurs who borrow capital from Groundfloor in order to renovate or construct single family homes, then sell or refinance the property to repay the borrowed funds with interest, generally between 9% and 15%.

Our **investors** who use the Groundfloor platform to invest fractionally in these loans, while they come from a range of backgrounds, share a common desire to explore opportunities beyond what is available through public markets and traditional financial institutions. We have investors in all 50 U.S. states and many countries. Individual portfolios range in size from $10 to over $1 million.

Business Model

Groundfloor is a credit originator, asset manager, and operator of a retail investment platform.

Today, **over 95% of Groundfloor's revenue and gross profit comes from fees we assess to borrowers** in connection with loan origination and servicing - *not* fees we assess to our investors.

In the future, we may consider assessing fees to a subset of investors, whether in exchange for a premium service tier or based on transaction volume or assets under management. Any investor fees we assess in the future would be additive to our existing revenue streams.



Market

The mass market retail investor is a sleeping giant poised to reshape capital markets forever.

$1.3B
Capital deployed in the stock market by **retail investors** *per day, Reuters*

130M
Number of **U.S. investors** using stock trading apps, *Business of Apps*

15%
US stock market investors who **traded for the first time** in 2021, *Accenture*

25%
Growth in **number of Americans** who invested in the stock market or mutual funds, *Deloitte*

Our addressable market is large: there are ~142 million housing units in the U.S. Single-family homes constitute 67%, representing $22T in total asset value and growing at 5.8% CAGR.

Fix-and-Flip Asset Value
CAGR: 9.1%



Addressable Market: $35B
Go-Get Revenue: $2.3B

Total Market: $90B

New Construction Asset Value
CAGR: 11.7%



Addressable Market: $92B
Go-Get Revenue: $6.1B

Total Market: $437B

Pitch text

Single-family residential is a compelling market for retail investor products.

Highly Liquid	Familiar Asset	Huge Market
6.9M	**64%**	**$22T**
annual single-family home sales (units)	of US population owns a home at any given time	asset class

Competition

As a *lender*, Groundfloor competes in a fragmented, localized marketplace against hundreds of private lenders. Our unique capital base, differentiated loan products, and strong brand give us an edge with borrowers, in terms of flexibility, that has allowed us to expand our lending operation to more than 35 U.S. states.

As an *investment platform*, Groundfloor competes for investors against traditional public and private REITs, as well as against other apps offering investments in various alternative asset classes. Our competitive advantage is our 11-year track record, our highly engaged investor base, and financial products that have continued to perform through the toughest economic circumstances.

Vision And Strategy

Our 10-year vision is to become the **broadest platform for individual investors** to access the full spectrum of private market real estate investments.

We'll achieve our vision by continuing to execute on **four key growth strategies**:

> **Develop a premium service tier for the Pro investor** featuring upgraded tools, reporting, and full access to all products

> **Penetrate new segments of investors** with low friction differentiated product experiences

> **Expand our product offerings into new real estate asset classes** and new positions in the capital stack beyond first-lien debt

> **Leverage institutional capital to broaden into a full service capital provider** for the real estate developers we serve

Impact

$61.0 million

Net interest repaid to investors

5,824

Residential real estate projects funded

270K+

Registered users of the Groundfloor platform

Funding

Groundfloor's capital base consists of early angel investments, venture capital and private placements with individuals and institutions.



Additionally, consistent with our mission of making private markets accessible to all, Groundfloor has raised over $20 million in equity capital from 7,000+ retail investors like you.

Our share price has grown from $10 in 2018 to $50 in 2024, in line with our revenue growth and growth of our investor base.



Founders



Brian Dally | Co-Founder & CEO

Brian's 20-year career building disruptive technology startups includes stints in Silicon Valley, Boston, London, and the North Carolina Research Triangle. Brian has a JD from Harvard Law School and an MBA from Harvard Business School.

Nick Bhargava | Co-Founder & EVP Regulatory Affairs

Nick leads product development and is responsible for regulatory strategy. An expert in securities law, Nick was heavily involved in the JOBS Act as an early pioneer of crowdfunding. Nick received his LLM at Duke University School of Law.

Summary

For over 10 years, Groundfloor has delivered **stable, high-yield returns** to everyday investors like you.

With this stock offering, you're invited to help **accelerate bringing alternative real estate investing to everyone** , and profit from the growth that your investments are unlocking.

Join us!

Team

	Megan Heaney	Head of People Operations
	Calvin Cooper	Head of Corporate Development
	Benjamin Sutton	SVP, Finance & Strategy
	Patrick Donoghue	VP of Market Risk
	Randy Conley	VP of Engineering
	Claire Lovell	Head of Product
	Jeff Seal	VP of Sales
	Adam Gaeddert	Chief of Staff
	Josh Bernero	Director of Customer Success
	Reid Schermer	VP of Real Estate
	Brian Dally	Co-Founder & CEO
	Nick Bhargava	Founder

Perks

$2,500 $100 applied as a bonus to your Groundfloor account, when you invest before Sept. 13
$5,000 10 bonus shares ($500 value) for every $5,000 you invest

FAQ




Our Mission & Why We Offer Stock

Over 10 years of leveling the playing field in financial markets.

Nick Bhargava and I founded Groundfloor eleven years ago with a mission to level the playing field in finance for investors like you.

Inspired by the 2012 JOBS Act, we set out to build a platform that would open up the world of private market investments to all.Continuing to maximize the growth, impact, and value of our platform requires capital. Over the years, we've turned to the people who know Groundfloor best — our customers — to supply the fuel and propel us forward.

As a result, we're proud that our company is now 30% customer-owned and it is you, not the typical Silicon Valley venture capitalists, who ultimately stand to benefit from our success.We're well on our way to realizing our vision in which millions can access alternatives to public markets, but in a format that is free from the typical middlemen who diminish investor returns and exert unnecessary control over your investment dollars.Your investments on our platform already drive revenue for the business. Now by buying stock, you can help expand our capacity to build for the future. Whether you're an experienced angel investor or considering Groundfloor as your first investment in a privately-held, pre-IPO company, we look forward to sharing more details about this new offering and welcoming you to the team!

Sincerely,

Brian Dally
Groundfloor

Co-Founder and CEO

[Learn more →]



About Groundfloor

Groundfloor is a unique financial product for
individual investors that allows non-accredited and
accredited investors alike to participate directly in
real estate investment loans on a fractional basis.
We open the door to short-term, high-yield returns
backed by real estate. Typical loans have returned
12 percent annually on a six- to 12-month term.

Invest

Funding

Funded

Borrow

Borrowers

Fix & Flip

Full Stack Financing

New Construction

About

Company

Contact

Press

Team






Log In   Sign Up

Groundfloor's History & Growth

An in-depth look at Groundfloor since the beginning.

Our Operating History & Growth

In our earliest years, Groundfloor was fortunate to discover a large, lucrative market with unmet needs for capital that matched what investors were seeking. An initial pilot program to finance fix-and-flip properties in the state of Georgia utilized unique state-level regulations that allowed us to operate at low cost and small scale as we iterated to improve and establish our early products.
Our team may have been small, but our ambitions were high!

Expanding nationwide ultimately required four years and over $7 million in capital. In 2017, Groundfloor crossed over $1 million in revenue and the stage was finally set for scale. For the first time, we raised growth capital from our earliest customers. From 2018 through 2023, we raised over $30 million growth capital from our customers to finance an acceleration of product development and customer acquisition. As a result, we developed and launched products such as our new construction loans, Groundfloor Notes, the Auto Investor app, and Groundfloor Labs.

Our annual revenues over that time grew by over 20x to $26.5 million in 2023 as our investor base grew from 39,000 to over 280,000 registered investors. The foundation and scale we've established is enabling our transition from consuming capital to generating cash flows. While that focus will temporarily slow our growth in the short term, our business is strong enough to continue expanding for the long term while also operating at a net profit. To paraphrase, the proof in the product is in the usage of it. Over the coming months, you'll see an acceleration in product improvements, new product offerings, and new initiatives that set the company up for faster, more profitable growth in 2025 and beyond.



Your investment in Groundfloor stock can help provide the extra operating margin we need to continue taking the kind of well-calculated risks that have brought us to where we are today. We see as much or more opportunity in the market now as we ever have since our earliest beginnings, and hope you'll decide to join in and be a part of it as a fellow shareholder.

Brian Dally
Groundfloor Co-Founder and CEO

About Groundfloor

Groundfloor is a unique financial product for individual investors that allows non-accredited and accredited investors alike to participate directly in real estate investment loans on a fractional basis. We open the door to short-term, high-yield returns backed by real estate. Typical loans have returned 12 percent annually on a six- to 12-month term.

Invest	Borrow	About
Funding	Borrowers	Company
Funded	Fix & Flip	Contact
	Full Stack Financing	Press



Terms & Conditions

Adam Gaeddert <adam@groundfloor.us>

Preview - How to Buy Stock In Groundfloor

Marketing Email Preview Send <noreply@hubspot.com> Fri, Aug 23, 2024 at 3:20 PM
Reply-To: Marketing Email Preview Send <noreply@hubspot.com>
To: adam@groundfloor.us



2024 STOCK OFFERING

Dear Valued Shareholder,

We're getting closer to the launch date for our upcoming Groundfloor Stock Offering. Thanks for indicating your interest in investing.

In case you missed it, we recently emailed some initial information about our mission and our operating history and growth. Now, it's time to get into the particulars of how to learn more and consider investing to become a shareholder.

Where To Learn More

We're proud to partner with Republic, which is a leading equity crowdfunding portal certified to conduct private company stock offerings like ours. Today, **we launched our campaign page** where you can find a wealth of information to help you evaluate us as an investment:

- The market opportunity we're addressing
- Our growth strategy and key metrics
- Financial performance and projections through 2026
- Potential exit strategies to deliver a return on your investment

In addition, Republic hosts an active online discussion forum where you can post a question of your own, or review answers to questions posted by other investors. If you post your own question, I or another member of our team will reply typically within 24–48 hours.

Visit Our Campaign Page

How To Invest

You can get ready to invest by creating a Republic account and preparing to fund your investment when our campaign officially kicks off. **Our campaign is expected to kick off and start accepting investments on Wednesday, September 4th, which is just 12 days away!**

To help ensure we get off to a strong start, all investments processed before September 13th will qualify for a $100 credit awarded to your Groundfloor account for every $2,500 invested in stock. We hope you'll make time to register, review our campaign materials, and let us know what you think!



Brian Dally
Groundfloor
Co-Founder and CEO

p.s. Watch out for an announcement soon of our live campaign kickoff webinar.

Groundfloor Finance, Inc., 1201 Peachtree St NE, Suite 1104-400, Atlanta, GA 30361, (404) 850-9225